Exhibit 99.2

# Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited
諾亞控股私人財富資產管理有限公司

( Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and
carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

Stock Code : 6686

**2022**
Annual Report





# Contents

# Company Information

## Directors

### Directors

Ms. Jingbo Wang (汪靜波) *(Chairwoman of the Board and chief executive officer)*
Mr. Zhe Yin (殷哲)
Ms. Chia-Yue Chang (章嘉玉)

### Non-executive Directors

Mr. Neil Nanpeng Shen (沈南鵬)
Mr. Boquan He (何伯權)

### Independent Directors

Dr. Zhiwu Chen (陳志武)
Ms. May Yihong Wu (吳亦泓)
Mr. Jinbo Yao (姚勁波)
Mr. Tze-Kaing Yang (楊子江)

## Audit Committee

Mr. Tze-Kaing Yang (楊子江) *(Chairman)*
Dr. Zhiwu Chen (陳志武)
Ms. May Yihong Wu (吳亦泓)

## Compensation Committee

Ms. May Yihong Wu (吳亦泓) *(Chairwoman)*
Mr. Tze-Kaing Yang (楊子江)
Mr. Boquan He (何伯權)

## Corporate Governance and Nominating Committee

Ms. Jingbo Wang (汪靜波) *(Chairwoman) (appointed on March 28, 2023)\**
Dr. Zhiwu Chen (陳志武) *(Chairman until March 28, 2023)\**
Mr. Jinbo Yao (姚勁波) *(resigned on March 28, 2023)\**
Ms. May Yihong Wu (吳亦泓)

## Joint Company Secretaries

Mr. Qing Pan (潘青)
Ms. Ng Wing Shan (吳詠珊) *(FCG, HKFCG)*

## Authorized Representatives

Ms. Jingbo Wang (汪靜波)
Ms. Ng Wing Shan (吳詠珊)

## Principal Executive Office of Main Operations in the PRC

Building 2, Changyang Valley, 1687 Changyang Road
Shanghai, PRC

## Principal Place of Business in Hong Kong

34 Floor, Tower Two
Times Square, 1 Matheson Street
Causeway Bay, Hong Kong

## Registered Office

PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

## Hong Kong Legal Adviser

Kirkland & Ellis
26th Floor, Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong

## Auditor

Deloitte Touche Tohmatsu
*Certified Public Accountants*
*Registered Public Interest Entity Auditor*
35/F, One Pacific Place
88 Queensway
Hong Kong

---

\* *Due to adjustment of work arrangements, with effect from March 28, 2023, (a) Mr. Jinbo Yao ceased to be a member of the Corporate Governance and Nominating Committee; (b) Dr. Zhiwu Chen ceased to be the chairman but remains to be a member of the Corporate Governance and Nominating Committee; and (c) Ms. Jingbo Wang was appointed as the chairwoman of the Corporate Governance and Nominating Committee.*

## Compliance Adviser

Somerley Capital Limited
20/F, China Building
29 Queen's Road Central,
Hong Kong

## Hong Kong Share Registrar

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai, Hong Kong

## Cayman Islands Principal Share Registrar

Maples Fund Services (Cayman) Limited
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

## HKEX Stock Code

6686

## NYSE Ticker Symbol

NOAH

## Company Website

ir.noahgroup.com

# Five-Year Financial Summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out below:

| | For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2018 | 2019 | 2020 | 2021 | **2022** |
| | | (RMB in thousands) | | | |
| **Revenues:** | | | | | |
| **Revenues from others:** | | | | | |
| One-time commissions | 733,009 | 690,860 | 679,014 | 1,130,894 | **617,636** |
| Recurring service fees | 593,856 | 524,692 | 700,157 | 913,700 | **768,980** |
| Performance-based income | 43,101 | 23,437 | 180,529 | 391,903 | **184,048** |
| Other service fees | 361,886 | 522,958 | 196,151 | 161,982 | **223,441** |
| Total revenues from others | 1,731,852 | 1,761,947 | 1,755,851 | 2,598,479 | **1,794,105** |
| **Revenues from funds Gopher manages:** | | | | | |
| One-time commissions | 294,984 | 240,808 | 129,823 | 140,522 | **63,809** |
| Recurring service fees | 1,182,693 | 1,320,773 | 1,230,042 | 1,195,309 | **1,145,435** |
| Performance-based income | 100,533 | 89,648 | 208,996 | 392,290 | **125,528** |
| Total revenues from funds Gopher manages | 1,578,210 | 1,651,229 | 1,568,861 | 1,728,121 | **1,334,772** |
| | | | | | |
| **Total revenues** | 3,310,062 | 3,413,176 | 3,324,712 | 4,326,600 | **3,128,877** |
| Less: VAT related surcharges | (20,454) | (21,364) | (18,886) | (33,506) | **(28,505)** |
| | | | | | |
| **Net revenues** | 3,289,608 | 3,391,812 | 3,305,826 | 4,293,094 | **3,100,372** |
| | | | | | |
| **Operating cost and expenses:** | | | | | |
| Compensation and benefits | (1,564,192) | (1,610,770) | (1,504,012) | (2,168,880) | **(1,441,882)** |
| Selling expenses | (412,720) | (331,346) | (271,692) | (437,131) | **(349,014)** |
| General and administrative expenses | (280,075) | (296,492) | (277,879) | (383,321) | **(235,319)** |
| Reversal of (provision for) credit losses | 688 | (130,723) | (8,083) | (112,959) | **424** |
| Other operating expenses, net | (169,368) | (196,793) | (99,040) | (107,844) | **(115,653)** |
| Government subsidies | 62,583 | 89,278 | 113,356 | 115,939 | **129,521** |
| | | | | | |
| **Total operating cost and expenses** | (2,363,084) | (2,476,846) | (2,047,350) | (3,094,196) | **(2,011,923)** |
| | | | | | |
| **Income from operations** | 926,524 | 914,966 | 1,258,476 | 1,198,898 | **1,088,449** |

| | For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2018 | 2019 | 2020 | 2021 | **2022** |
| | (RMB in thousands) | | | | |
| **Other income (expenses):** | | | | | |
| Interest income | 69,841 | 89,099 | 67,317 | 71,866 | **61,416** |
| Interest expenses | (10,028) | (430) | – | – | **–** |
| Investment income (loss) | 48,616 | (28,620) | (86,369) | 65,426 | **85,554** |
| Settlement expenses | – | – | (1,828,907) | (19,908) | **–** |
| Contingent litigation expenses | – | – | – | – | **(99,000)** |
| Other (expenses) income | (23,356) | (7,040) | 4,164 | (18,240) | **13,130** |
| | | | | | |
| **Total other income (expenses)** | 85,073 | 53,009 | (1,843,795) | 99,144 | **61,100** |
| | | | | | |
| **Income (loss) before taxes and income** | | | | | |
| **from equity in affiliates** | 1,011,597 | 967,975 | (585,319) | 1,298,042 | **1,149,549** |
| Income tax expense | (222,320) | (220,025) | (258,460) | (293,940) | **(267,108)** |
| Income from equity in affiliates | 14,469 | 115,809 | 100,257 | 301,979 | **89,148** |
| | | | | | |
| **Net income (loss)** | 803,746 | 863,759 | (743,522) | 1,306,081 | **971,589** |
| Less: net (loss) income attributable to | | | | | |
| non-controlling interests | (7,551) | 34,608 | 1,703 | (8,050) | **(4,982)** |
| | | | | | |
| **Net income (loss) attributable to** | | | | | |
| **Shareholders** | 811,297 | 829,151 | (745,225) | 1,314,131 | **976,571** |

| | As of December 31, | | | | |
|---|---|---|---|---|---|
| | 2018 | 2019 | 2020 | 2021 | **2022** |
| | (RMB in thousands) | | | | |
| **Assets** | | | | | |
| **Total current assets** | 5,104,081 | 6,731,224 | 6,703,162 | 5,516,810 | **6,317,146** |
| **Total assets** | 8,014,264 | 9,802,604 | 9,399,586 | 10,889,789 | **11,798,135** |
| | | | | | |
| **Liabilities and Equity** | | | | | |
| **Total current liabilities** | 1,591,073 | 1,505,053 | 1,881,095 | 2,283,038 | **1,904,961** |
| **Total liabilities** | 1,838,887 | 1,927,644 | 2,122,215 | 2,748,148 | **2,297,660** |
| | | | | | |
| **Total Noah Holdings Private Wealth and** | | | | | |
| **Asset Management Limited** | | | | | |
| **shareholders' Equity** | 5,837,700 | 7,013,467 | 7,185,511 | 8,040,775 | **9,405,696** |
| | | | | | |
| Non-controlling interests | 337,677 | 861,493 | 91,860 | 100,866 | **94,779** |
| **Total Shareholders' Equity** | 6,175,377 | 7,874,960 | 7,277,371 | 8,141,641 | **9,500,475** |
| | | | | | |
| **Total Liabilities and Equity** | 8,014,264 | 9,802,604 | 9,399,586 | 10,889,789 | **11,798,135** |

# Key Highlights

## BUSINESS HIGHLIGHTS

During the Reporting Period, despite the global downtrend, we experienced a noteworthy increase in the number of our core clients. In 2022, the number of our black card clients[1] and diamond card clients[2] reached 9,689, representing an increase of 18.2% as compared to 8,197 in 2021.

During the Reporting Period, we have made significant strides in enhancing our clients' experience. We have improved our client interface and branding, enhanced our client rewards system, and introduced a star rating system to enhance the integrity of our clients' asset allocation. Meanwhile, we also successfully recovered over 1,000 lost or dormant accounts, further improving the overall satisfaction of our valued clients. In 2022, we implemented improved client segmentation strategies and offered personalized asset allocation advice, leading us to identify over 3,000 potential diamond and black card clients throughout the year. In addition, owing to referrals from our satisfied clients, we also welcomed over 1,000 new clients with gold card[3] status or above. At Noah, we believe that our success stems from our unwavering commitment to earning and maintaining our clients' trust through exceptional care and professionalism.

At the start of 2022, a report of our Chief Investment Officer ("**CIO**") office was released, outlining our assessment of the macroeconomic and capital market environment for the year ahead. Based on this assessment, we recommended that our clients adopt a "preservation before growth" asset allocation strategy. This strategy aims to protect and diversify their portfolio using various wealth management tools to safeguard against the upcoming uncertainties. In addition, to reduce asset volatility and capture cross-cycle growth opportunities, we advised our clients to increase their allocations in absolute-return oriented multi-strategy funds and private equity funds, which effectively helped clients to protect their wealth in a turbulent capital market environment.

In 2022, we embarked on a journey to revamp Noah's global capabilities by establishing an international wealth management team based in overseas markets and expanding our product offerings abroad. This strategic move was aimed at enhancing our ability to serve the asset allocation needs of our overseas Chinese clients, capitalizing on our existing capabilities and systems built in the past. As a result of these efforts, our overseas business generated net revenue of RMB828.4 million, which accounted for 26.7% of the total revenue of the Group in 2022, up from 23.5% in 2021. Our overseas AUM reached RMB32.5 billion as of December 31, 2022, representing an increase of 14.7% from 2021, primarily due to the successful fundraising activities of overseas alternative investment products actively managed by Gopher Asset Management, as well as the launch of our overseas cash management and fixed income products.

---

1.    Black card clients refer to clients with an AUA of over RMB50 million.

2.    Diamond card clients refer to clients with an AUA of over RMB10 million but less than RMB50 million.

3.    Gold card clients refer to clients with an AUA of over RMB1 million but less than RMB3 million.

## FINANCIAL HIGHLIGHTS

During the Reporting Period, we proactively adjusted our business strategies, resulting in stable financial performance. Our net revenue for 2022 reached RMB3,100.4 million, with a non-GAAP net income attributable to Shareholders of RMB1.0 billion, meeting our annual non-GAAP net income guidance. Additionally, our operating profit margin increased from 27.9% to 35.1%, driven by more efficient cost management and attributable to reduced travel activities due to COVID-19 lockdowns.

Our transaction value for mutual fund products increased by 16.0% from RMB37.2 billion in 2021 to RMB43.1 billion in 2022. This remarkable growth is a testament to the success of our Smile Treasury (微笑司庫) platform, a self-developed and customized treasury management interface for corporate and institutional clients, leveraging our existing mutual fund platform and asset allocation capabilities.

### Non-GAAP Financial Measures

| | For the Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2021 | **2022** | Change |
| | (RMB in thousands, except percentages) | | (%) |
| Total revenues | 4,326,600 | **3,128,877** | (27.7%) |
| Net revenues | 4,293,094 | **3,100,372** | (27.8%) |
| Income from operations | 1,198,898 | **1,088,449** | (9.2%) |
| Income before taxes and income from equity in affiliates | 1,298,042 | **1,149,549** | (11.4%) |
| Net income | 1,306,081 | **971,589** | (25.6%) |
| Net income attributable to the shareholders of the Company | 1,314,131 | **976,571** | (25.7%) |
| | | | |
| **Non-GAAP Financial Measures** | | | |
| Net income attributable to the shareholders of the Company | 1,314,131 | **976,571** | (25.7%) |
|   Add: share-based compensation | 51,036 | **42,300** | (17.1%) |
|   Add: settlement expense | 19,908 | **–** | (100%) |
|   Less: tax effect of adjustments | 12,374 | **10,279** | (16.9%) |
| Adjusted net income attributable to the shareholders of the Company (non-GAAP) | 1,372,701 | **1,008,592** | (26.5%) |

# Key Highlights

Adjusted net income attributable to the Shareholders is a non-GAAP financial measure that excludes the income statement effects of all forms of share-based compensation expenses, non-cash settlement expenses and net of relevant tax impact. A reconciliation of adjusted net income attributable to the Shareholders from net income attributable to the Shareholders, the most directly comparable GAAP measure, can be obtained by subtracting expenses for share-based compensations and non-cash settlement expenses. All tax expense impact of such adjustments would also be considered. The Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company's past performance and future prospects.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of U.S. GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company's operating performance in the Reporting Period, management reviewed non-GAAP net income results reflecting adjustments to exclude the impact of share-based compensation, non-cash settlement expenses, and net of relevant tax impact. As such, the Company's management believes that the presentation of the non-GAAP adjusted net income attributable to the Shareholders provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for all forms of share-based compensation and settlement expenses (net of tax impact). To make its financial results comparable period by period, the Company utilizes non-GAAP adjusted net income to better understand its historical business operations. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

## Business Review for the Reporting Period

2022 was an unprecedented year due to an intricately convoluted macroeconomic environment. From a global perspective, the recurrent outbreaks of the COVID-19 pandemic and geopolitical conflicts have led to supply chain shortages and escalated energy and food prices, thereby propelling a rapid increase in inflation. This has brought an end to the decade-long era of quantitative easing and low interest rates. Major global central banks have reversed their monetary policies and increased interest rates to combat inflation, causing significant losses on risk assets. On the domestic front, while economic activities were restricted due to frequent surges in COVID-19 cases, we have experienced the most significant drop in investment confidence amongst investors in decades. This significant shift in investor sentiments led to a decrease in preference for high yield products and an increase in demand for assets with lower volatilities and higher liquidities.

As a leading HNW wealth management service provider in China with global asset management capacities, we strive to deliver exceptional asset allocation and comprehensive client services to HNW individuals and institutions by connecting leading asset managers around the world. At the core of our business is a deep understanding of our clients' needs, and a commitment to the "client-centricity" principle, coupled with a respectful attitude towards the capital market. We firmly believe that successful wealth management and investment returns are the reflection of correct perceptions of the future and the ability to bridge the gap between perception and reality, which in turn requires us to constantly refine our decision-making abilities. In addition to asset allocation capabilities, other qualities and abilities, such as the ability to establish trusting relationships with clients, the pursuit of knowledge and wisdom as a moral responsibility, and fulfilling the fiduciary duty to our clients as their trusted advisor, are also required for professionals in the wealth management industry.

The establishment of the above underlying thinking and decision-making frameworks determines the perspective of our CIO office, our asset allocation solutions for clients, and the core values distinguishing Noah from other wealth management institutions. After achieving various operational records in 2021, we faced a highly challenging market environment in 2022; however, despite the pressure, we persevered and made remarkable progress, conquering the difficulties we encountered. Firstly, we proactively adjusted our business strategies, resulting in stable financial performance. We recorded net revenue of RMB3,100.4 million and non-GAAP net profit of RMB1,008.6 million in 2022, which has met our annual non-GAAP net income guidance. In addition, our operating profit margin increased from 27.9% in 2021 to 35.1% in 2022, demonstrating the effectiveness of our business strategies and measures. Secondly, we strategically prioritized continuous investment in client interface, technology, and investment research and development (R&D) capabilities, resulting in an 18.2% increase in the number of core diamond and black card clients, despite the global downtrend during the year. Furthermore, with the expansion in our global footprint, our overseas AUM reached RMB32.5 billion as of December 31, 2022, representing an increase of 14.7% as compared to last year, primarily owing to the successful fundraising activities of overseas alternative investment products actively managed by Gopher Asset Management, as well as the launch of our overseas cash management and fixed income products to further gain our overseas clients' wallet share with us. Last but not the least, attributable to the forward-looking judgment on the macro-economy and allocation advice of "preservation before growth", we were able to effectively assist our clients in safeguarding their wealth positions in a volatile capital market.

# Business Review and Outlook

## Wealth Management Business

During the Reporting Period, we generated total revenue of RMB2,210.4 million from our wealth management business, representing a decrease of 31.2% as compared to RMB3,212.0 million in 2021, mainly due to (i) the total revenue generated from one-time commissions decreased by 46.5% from RMB1,180.9 million in 2021 to RMB631.6 million in 2022, mainly due to less private secondary funds distributed in 2022 as a result of the volatility of the stock market throughout the year; and (ii) the total revenue generated from performance-based income decreased by 56.8% from RMB469.1 million in 2021 to RMB202.5 million in 2022, primarily due to decreases in performance-based income from private secondary products as macro environment was volatile and more challenging in 2022. The wealth management business generated income from operations of RMB741.5 million, representing a decrease of 19.5% as compared to 2021. However, benefiting from more efficient cost control, our operating profit margin of wealth management business increased from 28.8% in 2021 to 33.7% in 2022. In 2022, we achieved an aggregate transaction value of RMB70.3 billion for the different types of investment products that we distributed, representing a decrease of 27.7% as compared to 2021, mainly due to changes in investor sentiment and the decline in transaction value of private secondary products as we proactively reduced the distribution of equity-linked private secondary products attributable to the forward-looking judgment of our CIO office on the macro-economy and allocation advice of "preservation before growth".

At the start of 2022, we recommended to our clients that they pursue defensive strategies in public securities and focus on multi-strategy products with low volatility. Despite this advice, the global secondary markets experienced significant volatility throughout the year, with the MSCI World Index down 17.8%, the S&P 500 Index down 18.7% and the MSCI China Index down 21.2%. In light of the prevailing macroeconomic conditions, our strategy was to focus on enhancing and retaining our clients' loyalty towards us by prioritizing the preservation of their wealth. Rather than aggressively pursuing higher revenues and profits through risky product offerings, we aimed to increase our clients' wallet share with us and provide them with valuable support in preserving their financial well-being. Our allocation advice to pursue defensive strategies with low-volatility multi-strategy products proved successful in helping our clients preserve their wealth positions. In addition, the transaction value of mutual fund products increased by 16.0% in 2022 compared to the previous year, largely driven by the successful promotion of our Smile Treasury platform, which is a customized treasury management interface that we developed specifically for corporate and institutional clients. Smile Treasury is a corporate cash flow management tool that provides small and medium-sized enterprises with access to mutual funds to meet their money market and liquidity management needs. By using such a fully automated online account registration tool, small and medium-sized enterprises are able to optimize their cash returns while maintaining liquidity of their working capital. Smile Treasury was built on the foundation of our established mutual fund platform and asset allocation capabilities, which now covers 94% of the top 50 fund managers in the mutual fund market.

**Asset Management Business**

During the Reporting Period, we generated a total revenue of RMB839.1 million from our asset management business, representing a decrease of 19.8% as compared to 2021, mainly due to a year-on-year decrease of 66.0% in performance-based income from private equity products resulting from the fluctuation of capital market and fewer exit opportunities caused by the slowdown of the primary market as macro environment was volatile and more challenging in 2022. However, through Gopher Asset Management, one of our Consolidated Affiliated Entities, the AUM of our Group reached RMB157.1 billion by the end of 2022, which increased by 0.7% compared to December 31, 2021, among which our overseas AUM reached RMB32.5 billion, representing an increase of 14.7% as compared to 2021, benefiting from the successful fundraisings of the real estate investment fund, managed by our Gopher New York team, which focuses on multi-family residential development in the United States, and the venture capital fund, managed by our Gopher Silicon Valley team, which focuses on the technology industry, as well as our newly launched cash management and fixed income products.

As of the end of 2022, our Company maintained a sound capital structure with total assets of RMB11.8 billion and no interest-bearing liabilities. In addition, from the compliance perspective, we conducted our business in compliance with applicable laws and regulations, further demonstrating our commitment to regulatory compliance. Throughout the Reporting Period, we remained committed to complying with all relevant laws and regulations that had a material impact on our business, such as the Securities and Futures Ordinance, the Insurance Ordinance, and the Trustee Ordinance, among others.

## Recent Developments After the Reporting Period

Following the gradual easing of COVID-19 prevention and control measures, China announced the reopening of its borders in early January 2023, signaling a new phase of recovery and transition. The move has been met with widespread excitement and optimism, as it paves the way for a resumption of international travel, trade, and economic activities. Following China's reopening, we have resumed our client events and activities, including the highly anticipated "Hong Kong Tour" series.

## Business Outlook

In 2022, our Company accomplished a series of notable achievements in capital markets, including a successful secondary listing on the Hong Kong Stock Exchange and voluntary conversion to dual-primary listing on the Hong Kong Stock Exchange and NYSE. These milestones not only reduced the risk of delisting from NYSE as a PRC-based issuer but also enhanced our global visibility and accessibility to a wider investor base. Looking ahead to 2023, we anticipate that investor sentiment will remain mixed due to ongoing challenges in the global macroeconomic environment. The uncertainties surrounding the U.S. federal rate hikes and the persistent issue of heightened inflation are likely to contribute to this outlook. However, as COVID-19 prevention measures are gradually eased and travel restrictions are lifted, we expect to see a recovery in economic activities in China. Despite the above, slower recoveries in consumer confidence and export growth due to a weakened global demand continue to present challenges for the domestic economy. As professional investors remain focused on safeguarding personal and household assets, we expect a growing demand for insurance products and protection-focused products in the upcoming months as the world transitions to a new normal. We will endeavor to leverage our robust wealth management and asset management capabilities to meet the growing demand for asset allocation among Chinese HNW individuals, offering our clients a more comprehensive suite of solutions to effectively address their needs.

# Management Discussion and Analysis

## Revenues

We derive revenues from three business segments: wealth management, asset management and other services.

| | For the Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2021 | **2022** | Change |
| | *(RMB in thousands, except percentages)* | | *(%)* |
| **Revenues** | | | |
| **Wealth management business:** | | | |
| One-time commissions | 1,180,900 | **631,589** | (46.5%) |
| Recurring service fees | 1,469,600 | **1,232,294** | (16.1%) |
| Performance-based income | 469,121 | **202,455** | (56.8%) |
| Other service fees | 92,352 | **144,101** | 56.0% |
| Total revenue for wealth management business | 3,211,973 | **2,210,439** | (31.2%) |
| **Asset management business:** | | | |
| One-time commissions | 90,516 | **49,856** | (44.9%) |
| Recurring service fees | 639,409 | **682,121** | 6.7% |
| Performance-based income | 315,072 | **107,121** | (66.0%) |
| Other service fees | 1,390 | **–** | (100%) |
| Total revenue for asset management business | 1,046,387 | **839,098** | (19.8%) |
| **Other businesses:** | | | |
| Other service fees | 68,240 | **79,340** | 16.3% |
| Total revenue for other businesses | 68,240 | **79,340** | 16.3% |
| **Total revenues** | 4,326,600 | **3,128,877** | (27.7%) |

Our total revenue decreased by 27.7% from RMB4,326.6 million for the year ended December 31, 2021 to RMB3,128.9 million for the year ended December 31, 2022. The decrease in total revenues was primarily due to decreases in one-time commissions, recurring service fees and performance-based income.

# Management Discussion and Analysis

## Wealth Management Business

For the wealth management business, our total revenue decreased by 31.2% from RMB3,212.0 million in 2021 to RMB2,210.4 million in 2022. Our transaction value decreased by 27.7% from RMB97.2 billion in 2021 to RMB70.3 billion in 2022, primarily due to decrease of RMB24.7 billion in private secondary products:

- Total revenue from one-time commissions decreased by 46.5% from RMB1,180.9 million in 2021 to RMB631.6 million in 2022, primarily due to less private secondary funds distributed in 2022 as a result of the volatility of the stock market throughout the year.

- Total revenue from recurring service fees decreased by 16.1% from RMB1,469.6 million in 2021 to RMB1,232.3 million in 2022, primarily due to the service fees recognized upon liquidation of certain credit products with higher fee rates for the 2021.

- Total revenue from performance-based income decreased by 56.8% from RMB469.1 million in 2021 to RMB202.5 million in 2022, primarily due to less performance-based income from private secondary products that we received and shared by product providers as macro environment was volatile and more challenging in 2022.

- Total revenue from other service fees increased by 56.0% from RMB92.4 million in 2021 to RMB144.1 million in 2022, primarily due to more value-added service we provided to our HNW investors in 2022.

## Asset Management Business

For the asset management business, our total revenue decreased by 19.8% from RMB1,046.4 million in 2021 to RMB839.1 million in 2022. Gopher's AUM remained stable from RMB156.0 billion as of December 31, 2021 to RMB157.1 billion as of December 31, 2022:

- Total revenue from one-time commissions decreased by 44.9% from RMB90.5 million in 2021 to RMB49.9 million in 2022, mainly due to less private equity funds newly established in 2022.

- Total revenue from recurring service fees increased by 6.7% from RMB639.4 million in 2021 to RMB682.1 million in 2022, mainly due to continuous increases in the AUM of private equity products.

- Total revenue from performance-based income decreased by 66.0% from RMB315.1 million in 2021 to RMB107.1 million in 2022, primarily due to decreases in performance-based income from private equity products resulting from the fluctuation of the capital market and fewer exit opportunities caused by the slowdown of the primary market as macro environment was volatile and more challenging in 2022.

## Other Businesses

For other businesses, our total revenue were RMB79.3 million in 2022, representing a 16.3% increase from RMB68.2 million in 2021.

## Management Discussion and Analysis

### Operating Costs and Expenses

Our financial condition and operating results are directly affected by our operating cost and expenses, primarily consisting of (i) compensation and benefits, including salaries and commissions for our relationship managers, share-based compensation expenses, performance-based bonuses, and other employee salaries and bonuses, (ii) selling expenses, (iii) general and administrative expenses, (iv) provision for credit losses, and (v) other operating expenses, which are partially offset by the receipt of government subsidies. Our operating costs and expenses are primarily affected by several factors, including the number of our employees, rental expenses and certain non-cash charges.

| | For the Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2021 | 2022 | Change |
| | (RMB in thousands, except percentages) | | (%) |
| Wealth management | 2,273,408 | 1,458,517 | (35.8%) |
| Asset management | 556,227 | 386,631 | (30.5%) |
| Other businesses | 264,561 | 166,775 | (37.0%) |
| Total operating costs and expenses | 3,094,196 | 2,011,923 | (35.0%) |

Our operating costs and expenses decreased by 35.0% from RMB3,094.2 million in 2021 to RMB2,011.9 million in 2022. The decrease in operating costs and expenses was primarily driven by decreases in our relationship managers compensation due to reduced transaction value and our cost control measures implemented in 2022.

### Wealth Management Business

For the wealth management business, our operating costs and expenses decreased by 35.8% from RMB2,273.4 million in 2021 to RMB1,458.5 million in 2022, primarily due to decreased relationship manager compensation relating to less investment products distributed and less general and administrative expenses due to our cost control measures implemented in 2022.

### Asset Management Business

For the asset management business, our operating costs and expenses decreased by 30.5% from RMB556.2 million in 2021 to RMB386.6 million in 2022, primarily due to less expenses incurred due to the COVID-19 pandemic and our cost control measures implemented in 2022.

### Other Businesses

For other businesses, our operating costs and expenses in 2022 were RMB166.8 million, representing a 37.0% decrease from RMB264.6 million in 2021, primarily due to (i) less provision for credit losses as a result of our periodic assessment on expected collection of our loan receivables, and (ii) a decrease in selling and general and administrative expenses as a result of our cost control measures implemented in 2022.

## Compensation and Benefits

Compensation and benefits mainly include salaries and commissions for our relationship managers, salaries and bonuses for investment professionals and other employees, share-based compensation expenses for our employees and Directors, and bonuses related to performance-based income.

For the wealth management business, our compensation and benefits decreased by 34.7% from RMB1,654.3 million in 2021 to RMB1,079.6 million in 2022. In 2022, our relationship manager compensation decreased by 48.9% from 2021, align with the decreases in one-time commissions. Our other compensation decreased by 17.8% from 2021, primarily due to our cost control measures implemented in 2022.

For the asset management business, our compensation and benefits decreased by 28.4% from RMB450.0 million in 2021 to RMB322.0 million in 2022 due to a decrease in performance-based compensation align with a decrease in performance-based income.

## Selling Expenses

Our selling expenses primarily include (i) expenses associated with the operations of service centers, such as rental expenses, and (ii) expenses for online and offline marketing activities.

For the wealth management business, our selling expenses decreased by 15.4% from RMB354.1 million in 2021 to RMB299.8 million in 2022, primarily due to less client activities held as various lock-down were placed across China due to COVID-19 pandemic in 2022.

For the asset management business, our selling expenses decreased by 24.9% from RMB55.8 million in 2021 to RMB41.9 million in 2022, primarily due to a decrease in client service expense and marketing expense.

## General and Administrative Expenses

Our general and administrative expenses primarily include rental and related expenses of our leased office spaces and professional service fees. The main items include rental expenses for our Group and regional headquarters and offices, depreciation expenses, audit expenses and consulting expenses, among others.

For the wealth management business, our general and administrative expenses decreased by 43.1% from RMB270.3 million in 2021 to RMB153.6 million in 2022, primarily due to our cost control measures implemented in 2022.

For the asset management business, our general and administrative expenses decreased by 21.0% from RMB70.7 million in 2021 to RMB55.9 million in 2022, primarily due to our cost control measures implemented in 2022.

# Management Discussion and Analysis

## Provision for Credit Losses

Provision for credit losses represents net changes of the allowance for loan losses as well as other financial assets.

For the wealth management business, our reversal of credit losses in 2022 was RMB0.7 million, while provision for credit losses was RMB6.5 million in 2021, primarily due to accrual of allowance for accounts receivable relating to certain funds.

For the asset management business, our reversal of credit losses in 2022 was RMB0.4 million, while provision for credit losses was RMB13.3 million in 2021. The majority of such provision in 2021 were accrued for receivables accounts related to several private equity products.

For other business, our provision for credit losses in 2022 was RMB0.7 million, while provision for credit losses was RMB93.2 million in 2021. The majority of such provision in 2021 were accrued for loan receivables as a result of our periodic assessment on expected collection of our loan receivables.

## Other Operating Expenses

Our other operating expenses mainly include various expenses incurred directly in relation to our other service fees.

For the wealth management business, our other operating expenses decreased by 71.3% from RMB53.6 million in 2021 to RMB15.4 million in 2022, as we reduced the scale of our lending services to our clients.

For the asset management business, our other operating expenses increased by 46.5% from RMB4.3 million in 2021 to RMB6.4 million in 2022, primarily due to an increase in the consulting service fee paid to external fund managers.

## Government Subsidies

Our government subsidies are cash subsidies received in the PRC from local governments as incentives for investing and operating in certain local districts. Such subsidies are used by us for general corporate purposes and are reflected as an offset to our operating costs and expenses.

For the wealth management business, our government subsidies increased by 36.5% from RMB65.4 million in 2021 to RMB89.2 million in 2022.

For the asset management business, our government subsidies increased by 3.2% from RMB37.9 million for 2021 to RMB39.1 million for 2022.

## Income from Operations

As a result of the foregoing, our income from operation decreased by 9.2% from RMB1,198.9 million for 2021 to RMB1,088.4 million for 2022.

### Other Income

Our total other income decreased by 38.4% from RMB99.1 million in 2021 to RMB61.1 million in 2022. The decrease in other income was primarily attributable to our accrual of contingent legal expenses relating to one adverse initial court ruling in the amount of RMB99.0 million. For further details of the adverse initial court ruling, please refer to the section headed "Other Information – Material Litigation" in this annual report.

### Net Income

As a result of the foregoing, our net income decreased by 25.6% from RMB1,306.1 million for the year ended December 31, 2021 to RMB971.6 million for the year ended December 31, 2022.

### Liquidity and Capital Resources

We finance our operations primarily through cash generated from our operating activities. Our principal use of cash in 2022 was for operating and investing activities. As of December 31, 2022, we had RMB4,403.9 million in cash and cash equivalents, consisting of cash on hand, demand deposits, fixed term deposits and money market funds which are unrestricted as to withdrawal and use. As of December 31, 2022, our cash and cash equivalents of RMB11.5 million was held by the consolidated funds, which although not legally restricted, is not available to our general liquidity needs as the use of such funds is generally limited to the investment activities of the consolidated funds. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future due to unanticipated business condition or other future development, including any investments or acquisitions we may pursue.

In July 2022, we completed our global offering on the Hong Kong Stock Exchange with issuance of 1,152,160 ordinary shares with net proceeds of HK$315.6 million after deducting underwriters' commission and offering expenses.

### Significant Investments

The Company did not make or hold any significant investments during the year ended December 31, 2022.

### Material Acquisitions and Disposals

During the Reporting Period, the Company did not conduct any material acquisitions or disposals of subsidiaries and affiliated companies.

### Pledge of Assets

As of December 31, 2022, we did not pledge any assets (as of December 31, 2021: Nil).

### Future Plans for Material Investments or Capital Asset

As of December 31, 2022, the Group did not have detailed future plans for material investments or capital assets.

# Management Discussion and Analysis

## Gearing Ratio

As of December 31, 2022, the Company's gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 19.5% (as of December 31, 2021: 25.2%).

## Accounts Receivable

Accounts receivable represents amounts invoiced or we have the right to invoice. As we are entitled to unconditional right to consideration in exchange for services transferred to customers, we therefore do not recognize any contract asset. As of December 31, 2022, 93.8% of the balance of our accounts receivable was within one year.

## Accounts Payable

As of December 31, 2022, the Group had no trade payables (as of December 31, 2021: nil).

## Foreign Exchange Exposure

We earn the majority of our revenues and incur the majority of our expenses in Renminbi, and the majority of our sales contracts were denominated in Renminbi and majority of our costs and expenses are denominated in Renminbi, while a portion of our financial assets are denominated in U.S. dollars. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations, and we have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, any significant revaluation of the Renminbi or the U.S. dollar may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our Shares and/or ADSs. For example, an appreciation of the Renminbi against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of the Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into Renminbi, our reporting currency. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Shares or ADSs, for payment of interest expenses, for strategic acquisitions or investments or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on us.

## Contingent Liabilities

As of December 31, 2022, we had contingent liabilities of RMB568.0 million in relation to the unsettled Camsing Incident (as defined in Note 16 to the consolidated financial statements in this annual report) and a judgment related to a civil lawsuit brought by an external institution against our Group (as of December 31, 2021: RMB433.3 million). For further details, please refer to Note 21 to the consolidated financial statements in this annual report.

Save as disclosed above, no material contingent liabilities, guarantees or any litigation against us, in the opinion of our Directors, are likely to have a material and adverse effect on our business, financial condition or results of operations as of December 31, 2022.

## Capital Expenditures and Capital Commitment

Our capital expenditures primarily consist of purchases of property and equipment, and renovation and upgrade of our newly purchased office premises. Our capital expenditures were RMB62.7 million in 2022 (2021: RMB2,271.2 million). As of December 31, 2022, we did not have any commitment for capital expenditures or other cash requirements outside of our ordinary course of business.

## Employees and Remuneration

As of December 31, 2022, the Company had a total of 2,884 employees. The following table sets out the breakdown of our full-time employees by function as of December 31, 2022:

| Business Segments | Number of Employees | % of Total |
|---|---|---|
| Wealth management | 510 | 17.7 |
| *Relationship managers* | *1,276* | *44.2* |
| Asset management | 161 | 5.6 |
| Overseas and other businesses | 207 | 7.2 |
| Research and development | 344 | 11.9 |
| Risk management and compliance | 88 | 3.1 |
| Administrative support | 298 | 10.3 |
| **Total** | **2,884** | **100.0** |

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including endowment insurance, unemployment insurance, maternity insurance, employment injury insurance, medical insurance and housing provident fund. We enter into standard labor, confidentiality and non-compete agreements with our employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes during the Reporting Period.

We have been continuously investing in training and education programs for employees. We provide formal and comprehensive company-level and department-level training to our new employees, followed by on-the-job training. We also provide training and development programs to our employees from time to time to ensure their awareness and compliance with our various policies and procedures. Some of the training is conducted jointly by departments serving different functions but working with or supporting each other in our day-to-day operations.

The Company also has adopted the 2022 Share Incentive Plan. Further details in respect of the 2022 Share Incentive Plan are set out in the Company's circular dated November 14, 2022.

# Directors' Report

The Board is pleased to present this Directors' Report together with the consolidated financial statements of the Group for the year ended December 31, 2022.

## Directors

The Directors who held office during the Reporting Period and up to the date of this annual report are:

### Directors

Ms. Jingbo Wang (汪靜波)
Mr. Zhe Yin (殷哲)
Ms. Chia-Yue Chang (章嘉玉)

### Non-executive Directors

Mr. Neil Nanpeng Shen (沈南鵬)
Mr. Boquan He (何伯權)

### Independent Directors

Ms. May Yihong Wu (吳亦泓)
Mr. Tze-Kaing Yang (楊子江)
Mr. Jinbo Yao (姚勁波)
Dr. Zhiwu Chen (陳志武)

Biographical details of the Directors are set out in the section headed "Directors and Senior Management" on pages 38 to 45 of this annual report.

## General Information

The Company was incorporated under the laws of the Cayman Islands in June 2007 as an exempted company with limited liability and has been carrying on business in Hong Kong as "Noah Holdings Private Wealth and Asset Management Limited (諾亞控股私人財富資產管理有限公司)".

In November 2010, our ADSs were listed on the NYSE under the ticker symbol "NOAH". On July 13, 2022, the Company listed its Shares on the Main Board of the Hong Kong Stock Exchange under Chapter 19C of the Hong Kong Listing Rules. On December 23, 2022, the Company's voluntary conversion of its secondary listing status to a primary listing status on the Main Board of the Hong Kong Stock Exchange became effective.

## Principal Activities

The Company is a leading HNW wealth management service provider in China with global asset management capacities. The Company primarily provides investment products and professional services to HNW clients through two synergetic business segments, namely wealth management business and asset management business. The Company operates in 75 cities in mainland China, as well as in Hong Kong (China), Taiwan (China), New York (U.S.), Silicon Valley (U.S.) and Singapore.

## Business Review

A business review of the Group, as required by Schedule 5 to the Companies Ordinance, including a fair review of the Company's business, a description of the principal risks and uncertainties facing the Company, particulars of important events affecting the Company that have occurred since the end of the financial year, an indication of likely future developments in the Group's business, an analysis of the Group's financial performance and the Group's key relationships with its stakeholders who have a significant impact on the Group and on which the Group's success depends, is set out in the "Business Review and Outlook" on pages 9 to 11 and "Management Discussion and Analysis" on pages 12 to 19 in this annual report. These discussions form part of this Directors' Report. Events affecting the Company that have occurred since the end of the financial year is set out in "Recent developments after the Reporting Period" in "Business Review and Outlook".

## Principal Risks and Uncertainties

Our business involves certain risks as set out in the section headed "Risk factors" in the Prospectus and the Form 20-F for the year ended 2022 filed with the SEC. The following list is a summary of certain principal risks and uncertainties facing the Group, some of which are beyond its control.

### Risks Related to Our Business

- The investment products that we distribute or manage involve various risks and any failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, operations and prospects.

- Our reputation and brand recognition are crucial to our business. Any harm to our reputation or failure to maintain, protect, promote or enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

- Our businesses may be adversely impacted by general economic and market conditions.

- The performance of our investment portfolio may affect the AUM, revenue and profitability of our asset management business.

- We may not be able to continue to grow at our historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

- Because a significant portion of the one-time commissions and recurring service fees we earn on the distribution of investment products are based on commission and fee rates, any decrease in these commission and fee rates may have an adverse effect on our revenues, cash flow and results of operations.

- The investment products we distribute are supplied by a limited number of product partners; and the renegotiation or termination of our relationships with such product partners could significantly impact our business.

# Directors' Report

- Because the laws and regulations governing the industries of wealth management, asset management and other businesses in China are developing and subject to further change, any failure to obtain or maintain requisite approvals, licenses or permits necessary to conduct our operations or any failure to comply with laws and regulations applicable to our business and services could harm our business.

- Some of our clients may redeem their investments from time to time, which could reduce our recurring service fees.

- Our lending business is subject to credit risks, which could adversely affect our results of operations.

- Our business involves relatively new business models which may not be successful.

## Risks Related to Doing Business in China

- Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

- Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the U.S. Exchange Act.

- The approval of or filing with the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

- PRC governmental authorities' complex regulatory requirements on offerings conducted overseas by, and foreign investment in, China-based issuers could limit or hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.

- Our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

## Risks Related to Our ADSs and Ordinary Shares

- The market price for our ADSs and/or ordinary shares have been and may continue to be volatile.

- There is no assurance if and when we will pay dividends in the future. Therefore, you should not rely on an investment in our ADSs and/or ordinary shares as a source of future dividend income.

- Substantial future sales or perceived potential sales of our ADSs and/or ordinary shares in the public market could cause the price of our ADSs and/or ordinary shares to decline.

- We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

- Techniques employed by short sellers may drive down the trading price of our ADSs and/or ordinary shares.

- If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs and/or ordinary shares, the market price for our ADSs and/or ordinary shares and trading volume could decline.

- Holders of our ordinary shares and/or ADSs may have difficulty effecting service of process and enforcing judgments obtained against us, our directors and our management, and the ability of U.S. or Hong Kong authorities to bring and enforce actions in the PRC may also be limited.

- There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.

### Risks Related to Corporate Structure

For risks related to our corporate structure, please refer to the sub-section below headed "Partially-Exempt Continuing Connected Transactions – Contractual Arrangements – Risks Related to Corporate Structure Risks relating to the Contractual Arrangements and actions taken to mitigate the risks" for further details.

## Risk Management and Internal Control

We have adopted risk management and internal control policies and procedures designed to provide reasonable assurance for achieving our business objectives, including efficient operations, reliable financial reporting and compliance with applicable laws and regulations. Highlights of our risk management and internal control system include the following:

- *Board of Directors*, *Audit Committee and Internal Audit.* Our Board and Audit Committee are responsible for our overall risk management and internal controls. We also maintain an internal control and internal audit department, which is responsible for reviewing the effectiveness of our internal controls and submitting internal audit reports to our Audit Committee quarterly. Our internal audit department, with the help of our business division managers, prepares and updates questionnaires for our various business departments to conduct self-assessment of internal control and risk management each year, and our internal audit department will follow up with the business personnel to timely rectify any deficiencies so identified.

- *Regulatory compliance*. We have adopted and implemented various internal control and risk management policies, including insider trading, whistleblowing, related party transaction, anti-corruption, anti-money laundering and sanctions related policies, as well as code of business conduct and ethics. We provide regular training to our employees on these policies. We also engage outside counsel to provide training to our legal department and other senior personnel from time to time to keep them abreast of recent regulatory developments.

- *Treasury management*. We have established and implemented treasury management policies and procedures in managing our investments.

# Directors' Report

- *Licenses and approvals*. We maintain policies to ensure that we have required licenses and approvals in place. Our compliance department reviews the licenses obtained before we adopt new business initiatives, and our internal control department conducts annual reviews to monitor the status and effectiveness of those licenses and approvals. We also regularly review and update all policies and measures related to licenses and approvals.

- *Data security*. We have adopted measures to protect our client data and other confidential information. We also have a dedicated information security team of IT professionals to carry out our data and system related risk management.

- *Know-your-client*. As part of our risk management and compliance practice, we operate a strict client due diligence process.

- *Client suitability assessment and recordkeeping*. We have adopted various measures to ensure that the client's risk profile matches the risk profile of investment products recommended to them. We have designed a risk scoring model for our clients, which accounts for information on clients' risk tolerance we obtained in the know-your-client process. Similarly, we also assign a risk rating score for each product we distribute, considering factors such as industry risk, concentration risk, level of leverage and risks related to the investment portfolio. Both scores are reviewed by our specialists in accordance with relevant guidelines, and may be adjusted if inconsistent with supporting documents and due diligence results. We provide investor right and risk disclosure statement to our clients, and recommend to them only investment products with matching risk scores or lower. For each newly launched product, we provide training to our relationship managers with a focus on the risk profile of such products.

- *Anti-money laundering*. In addition to our know-your-client measures, we have also implemented anti-money laundering policies. We have further established an anti-money laundering information reporting system, as part of the policies and procedures aimed at preventing money laundering activities. Our employees collect, analyze, monitor and preserve client information and transaction records, and are required to report any suspicious transactions detected to our anti-money laundering committee. We deal with any suspicious activities on a timely basis to mitigate the risk of money laundering. We also actively carry out training on anti-money laundering to enhance the awareness of anti-money laundering among our employees.

We continually review the implementation of our risk management and internal control policies and procedures to enhance their effectiveness and sufficiency.

## Environmental Policies and Performance

The Group is committed to fulfilling social responsibility, promoting employee benefits and development, protecting the environment and giving back to community and achieving sustainable growth. Details of such are set out in the environmental, social and governance report of the Company published on the date of this annual report.

## Compliance with Relevant Laws and Regulations

As far as the Board and management are aware, the Group has complied in all material aspects with the relevant laws and regulations that have a significant impact on the business and operations of the Group. During the year ended December 31, 2022, there was no material breach of, or non-compliance with, applicable laws and regulations by the Group.

## Connected Transactions

During the year ended December 31, 2022, save as disclosed in this annual report, no related party transaction disclosed in Note 20 to the consolidated financial statements falls under the definition of "connected transaction" or "continuing connected transaction" in Chapter 14A of the Hong Kong Listing Rules for which disclosure is required. The Company has complied with the disclosure requirements set out in Chapter 14A of the Hong Kong Listing Rules.

## Partially-Exempt Continuing Connected Transactions

### Contractual Arrangements

*Background to the Contractual Arrangements*

During the Reporting Period, we operated our domestic asset management business under the Contractual Arrangements. In our domestic asset management business, we acted as the general partner of relevant investment funds which investment portfolio includes, among others, investments in third-party managed funds and equity investments into private companies. The PRC government regulates certain businesses through strict business licensing requirements and laws and regulations, including restrictions on foreign investment. These third-party managed funds or investee companies may target or operate certain businesses that are subject to foreign investment restrictions, which may require that investors shall not be foreign-invested enterprises ("**FIEs**") or their foreign ownership percentage shall be limited to a specified ceiling to the extent permitted by relevant foreign investment regulations.

We adopted the Contractual Arrangements because if we were to conduct our domestic asset management business through our PRC subsidiaries which are FIEs, we may lose the accessibility to the investments in certain businesses that are subject to foreign investment restrictions. Therefore, we rely on the Contractual Arrangements that we entered into with Noah Investment and its shareholders to carry out our domestic asset management business. The Contractual Arrangements with Noah Investment and its shareholders enable us to (i) have power to direct the activities that most significantly affect the economic performance of Noah Investment and its subsidiaries; (ii) receive substantially all of the economic benefits from Noah Investment and its subsidiaries in consideration for the services provided by Noah Group; and (iii) have an exclusive option to purchase all or part of the equity interests in Noah Investment when and to the extent permitted by PRC law, or request any existing shareholder of Noah Investment to transfer any or part of the equity interests in Noah Investment to another PRC person or entity designated by us at any time at our discretion. The Contractual Arrangements allow us to consolidate the financial results of Noah Investment and its subsidiaries. During the Reporting Period, net revenues generated from entities controlled through the Contractual Arrangements amounted to RMB1,282.2 million, accounting for 41.4% of our net revenue. As of December 31, 2022, total assets of the Group subject to the Contractual Arrangements amounted to RMB3,587.3 million, accounting for 30.4% of our total assets.

Further details of the foreign investment restrictions under PRC laws and regulations are set out in the sections headed "Contractual Arrangements" and "Regulations" in the Prospectus.

# Directors' Report

*Risks relating to the Contractual Arrangements and actions taken to mitigate the risks*

We believe the following risks are associated with the Contractual Arrangements. Further details of these risks are set out on pages 80 to 87 of the Prospectus.

- We are a Cayman Islands holding company primarily operating in China through our subsidiaries and Consolidated Affiliated Entities, including Noah Investment with which we have maintained Contractual Arrangements and its subsidiaries in the PRC. Investors thus are not purchasing, and may never directly hold, equity interests in the Consolidated Affiliated Entities. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the Contractual Arrangements for a portion of our China operations, including potential future actions by the PRC government, which could affect the enforceability of the Contractual Arrangements with Noah Investment and its subsidiaries and, consequently, significantly affect the financial condition and results of operations of us. If the PRC government finds that our Contractual Arrangements do not comply with PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Noah Investment and its subsidiaries or forfeit its rights under the Contractual Arrangements.

- We rely on our Consolidated Affiliated Entities to operate a portion of our China operations, which may not be as effective as direct ownership in providing operational control.

- Contractual Arrangements among our PRC subsidiary, Noah Group, one of our Consolidated Affiliated Entities, Noah Investment, and Noah Investment's shareholders may be subject to scrutiny by the PRC tax authorities, who may determine that we or Noah Investment and its subsidiaries owe additional taxes, which could substantially reduce our consolidated net income and the value of your investment.

- Because certain shareholders of our Consolidated Affiliated Entities are our Directors and executive officers, their fiduciary duties to us may conflict with their respective roles in the Consolidated Affiliated Entities. If any of the shareholders of our Consolidated Affiliated Entities fails to act in the best interests of our Company or our shareholders, our business and results of operations may be materially and adversely affected.

- If we exercise the option to acquire equity ownership of Noah Investment, the ownership transfer may subject us to certain limitations and substantial costs.

- We may rely to a large extent on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

- Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

- PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using any offshore cash we may have to make loans to our PRC subsidiaries and Consolidated Affiliated Entities or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

The structuring and implementation of the Contractual Arrangements, including the detailed terms of the Contractual Arrangements, as discussed herein, is designed to mitigate these risks.

*Updates in Relation to Foreign Investment Law*

As advised by our PRC legal adviser, since contractual arrangements are not specified as a form of foreign investment under the Foreign Investment Law and if future laws, administrative regulations, or provisions of the State Council do not prescribe contractual arrangements as a form of foreign investment and relevant laws and regulations in respect of foreign investment remain unchanged, our Contractual Arrangements will not be affected and will not result in violation of the Foreign Investment Law.

For the period from the Listing Date to December 31, 2022, the Foreign Investment Law has not been amended. For details about the impact and potential consequences of the Foreign Investment Law on our Contractual Arrangements, please refer to "Impact and consequences of the Foreign Investment Law on the Contractual Arrangements" in the section headed "History and Corporate Structure" in the Prospectus.

Nevertheless, considering that a number of existing conglomerates are operating under contractual arrangements and some of which have obtained listing status abroad and contractual arrangements are not specified as foreign investment under the Foreign Investment Law, our Directors are of the view that it is unlikely that the relevant regulations will take retrospective effect to require the relevant enterprises to remove the contractual arrangements.

*Material change in relation to the Contractual Arrangements*

Save as disclosed below in the sub-section headed "Summary of the Material Terms of the Contractual Arrangements" in this Directors' Report, there were no other new Contractual Arrangements entered into, renewed or reproduced during the financial year ended December 31, 2022. For the year ended December 31, 2022, none of the Contractual Arrangements had been terminated.

There is no material change in the Contractual Arrangements and/or the circumstances under which they were adopted during the year ended December 31, 2022.

# Directors' Report

## Summary of the Material Terms of the Contractual Arrangements

### Exclusive Option Agreement

Pursuant to an exclusive option agreement entered into by the Registered Shareholders and Noah Group in September 2007 (the "**Exclusive Option Agreement**"), the Registered Shareholders granted Noah Group or its third-party designee an irrevocable and exclusive option to purchase all or part of their equity interests in Noah Investment when and to the extent permitted by PRC laws. The purchase price shall be the minimum purchase price permitted under PRC law, or a higher price as otherwise agreed by the Noah Group. Noah Group may exercise such option at any time and from time to time until it has acquired all equity interests of Noah Investment. During the term of this agreement, the Registered Shareholders are prohibited from transferring their equity interests in Noah Investment to any third party, and Noah Investment is prohibited from declaring and paying any dividend without Noah Group's prior consent. The term of this Exclusive Option Agreement is ten years and will be automatically renewed upon expiration of each ten-year period if there has been no objection by the parties thereunder. In June 2022, the Registered Shareholders and Noah Group amended the Exclusive Option Agreement, removing the ten-year term and the automatic renewal arrangement mentioned above, after which the Exclusive Option Agreement will remain effective until all of the equity interests held by the Registered Shareholders in Noah Investment have been transferred to Noah Group or its designee according to the terms and conditions thereunder, without being subject to the consent of the parties thereunder.

The exercise of the option by Noah Group or its third-party designee to purchase all or part of the equity interests in Noah Investment may subject us to substantial costs. The equity transfer price may be subject to review and tax adjustment by the relevant tax authorities. Such tax amounts may be substantial and adversely affect our financial condition and results of operations. See "Risk Factors — Risks Related to Corporate Structure — If we exercise the option to acquire equity ownership of Noah Investment, the ownership transfer may subject us to certain limitations and substantial costs" in the Prospectus for more information on the risks in relation to exercising the option to acquire ownership in Noah Investment.

### Exclusive Support Service Agreement

Pursuant to an exclusive support service agreement entered into by Noah Investment and Noah Group in September 2007 (the "**Exclusive Support Service Agreement**"), Noah Investment has engaged Noah Group as its exclusive technical and operational consultant to support Noah Investment's operational activities. Noah Group has agreed to provide certain support services to Noah Investment, including client management, technical and operational support and other services, for which Noah Investment has agreed to pay to Noah Group service fees determined based on actual services provided, which shall be the income of Noah Investment, less (i) expenses and costs, and (ii) the License Fee (as defined below). Noah Group is also obligated to grant Noah Investment licenses to use certain intellectual property rights, for which Noah Investment has agreed to pay license fees (the "**License Fee**") at the rates set by the board of Noah Group. The term of the Exclusive Support Service Agreement is ten years and will be automatically renewed upon expiration of each ten-year period if no objection by the parties thereunder. In June 2022, Noah Investment and Noah Group amended the Exclusive Support Service Agreement, removing the ten-year term and the automatic renewal arrangement mentioned above, after which the Exclusive Support Service Agreement will remain effective until all of the equity interests held by the Registered Shareholders in Noah Investment have been transferred to Noah Group or its designee according to the terms and conditions thereunder, without being subject to the consent of the parties thereunder.

### Share Pledge Agreement

Pursuant to the share pledge agreement entered into by each of the Registered Shareholders and Noah Group in September 2007 (the "**Share Pledge Agreement**"), the Registered Shareholders pledged all of their equity interests in Noah Investment (the "**Pledge Equity Interests**") to Noah Group as collateral to secure their obligations under the Exclusive Option Agreement and Noah Investment's obligations under the Exclusive Support Service Agreement. In the case that Noah Investment increases its registered capital upon prior written consent of Noah Group, the Pledge Equity Interests shall include all the additional equity interests subscribed by the Registered Shareholders in such capital increase. If Noah Investment or the Registered Shareholders breach any of their respective obligations under the Exclusive Support Service Agreement or the Exclusive Option Agreement, Noah Group, as the pledgee, will be entitled to certain rights, including being repaid in priority by the proceeds from auction or sale of the Pledge Equity Interests. The term of the share pledge is same as that of the Exclusive Option Agreement. The share pledges under the Share Pledge Agreement have been registered with competent branches of SAMR.

### Powers of Attorney

Each of the Registered Shareholders executed a power of attorney in September 2007 (the "**Powers of Attorney**"), respectively, to grant Noah Group or its designee the power of attorney to act on his or her behalf on all matters pertaining to Noah Investment and to exercise all of his or her rights as the registered shareholder of Noah Investment, including the right to attend shareholders meetings, appoint board members and senior management members, other voting rights and the right to transfer all or a part of his or her equity interests in Noah Investment. The Powers of Attorney shall remain irrevocable and effective during the period that the Registered Shareholders are shareholders of Noah Investment.

### *Hong Kong Listing Rules implications and the waiver granted*

Pursuant to the Paragraph 3.48 of the GL112-22, the Company, as a Grandfathered Greater China Issuer secondary listed in Hong Kong under Chapter 19C of the Hong Kong Listing Rules, is allowed to retain its VIE structures (in effect at the time of its listing in Hong Kong) if it becomes primary listed in Hong Kong as a result of Primary Conversion (as defined herein).

The highest applicable percentage ratios (other than the profits ratio) under the Hong Kong Listing Rules in respect of the transactions associated with the Contractual Arrangements are expected to be more than 5%. As such, the transactions will be subject to the reporting, annual review, announcement, circular, independent financial advice and Shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules.

In respect of the Contractual Arrangements, the Company has applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with (i) the announcement requirement under Rule 14A.35 of the Hong Kong Listing Rules, (ii) the independent Shareholders' approval requirement under Rule 14A.36 of the Hong Kong Listing Rules, (iii) the requirement of setting an annual cap for the transactions under the Contractual Arrangements under Rule 14A.53 of the Hong Kong Listing Rules, and (iv) the requirement of limiting the term of the Contractual Arrangements to three years or less under Rule 14A.52 of the Hong Kong Listing Rules, subject to the following conditions:

# Directors' Report

(i)      No change without independent Directors' approval;

No change to the Contractual Arrangements (including with respect to any fees payable to Noah Group thereunder) will be made without the approval of the independent Directors.

(ii)      No change without independent Shareholders' approval;

Save as described in condition (iv) below, no change to the agreements governing the Contractual Arrangements will be made without the independent Shareholders' approval. Once independent Shareholders' approval of any change has been obtained, no further announcement or approval of the independent Shareholders will be required under Chapter 14A of the Hong Kong Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of the Company (as set out in condition (v) below) will, however, continue to be applicable.

(iii)      Economic benefits flexibility;

The Contractual Arrangements shall continue to enable the Group to receive the economic benefits derived by the VIEs through (i) the Group's option (if and when so allowed under the applicable PRC laws) to acquire, all or part of the entire equity interests in the VIEs for nil consideration or the minimum amount of consideration permitted by applicable PRC laws and regulations, (ii) the business structure under which the profit generated by the VIEs is substantially retained by the Group, such that no annual cap shall be set on the amount of service fees payable to Noah Group by the VIEs under the relevant exclusive business cooperation agreement, and (iii) the Group's right to control the management and operation of, as well as, in substance, all of the voting rights of the VIEs.

(iv)      Renewal and reproduction; and

On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between the Company and its subsidiaries in which the Company has direct shareholding, on the one hand, and the VIEs, on the other hand, that framework may be renewed and/or reproduced upon the expiry of the existing arrangements or in relation to any existing or new wholly foreign owned enterprise or operating company (including branch company) engaging in the same business as that of the Group which the Group might wish to establish when justified by business expediency, without obtaining the approval of the Shareholders, on substantially the same terms and conditions as the existing Contractual Arrangements. The directors, chief executive or substantial shareholders of any existing or new wholly foreign owned enterprise or operating company (including branch company) engaging in the same business as that of the Group which the Group may establish will, upon renewal and/or reproduction of the Contractual Arrangements, however, be treated as connected persons of the Company and transactions between these connected persons and the Company other than those under similar contractual arrangements shall comply with Chapter 14A of the Hong Kong Listing Rules. This condition is subject to relevant PRC laws, regulations and approvals.

(v)     Ongoing reporting and approvals.

The Company will fully comply with the disclosure requirements in relation to the Contractual Arrangements under the Hong Kong Listing Rules and relevant guidance letter and listing decision, and disclose details relating to the Contractual Arrangements on an on-going basis.

## *Confirmation from independent Directors*

The Company's independent Directors have reviewed the Contractual Arrangements and confirmed that:

(i)     the transactions carried out during the year have been entered into in accordance with the relevant provisions of the Contractual Arrangements;

(ii)    no dividends or other distributions have been made by the Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group during the year;

(iii)   no new contracts were entered into, renewed or reproduced between the Group and the Consolidated Affiliated Entities during the year other than the ones disclosed above;

(iv)    the Contractual Arrangements have been entered into in the ordinary and usual course of business of the Group;

(v)     the Contractual Arrangements have been entered into on normal commercial terms or better; and

(vi)    the Contractual Arrangements have been entered into in accordance with the relevant agreement governing them on terms that are fair and reasonable, or advantageous to the Shareholders, so far as the Group is concerned and in the interests of the Shareholders as a whole.

## *Conclusions from the Company's independent Auditor*

Pursuant to Rule 14A.56 of the Hong Kong Listing Rules, the Company has engaged the Auditor to conduct certain procedures in respect of the continuing connected transactions of the Group in accordance with the Hong Kong Standard on Assurance Engagement 3000 (Revised) "Assurance Engagement Other than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants. The Auditor has confirmed to the Board in writing that for the year ended December, 31 2022, the aforesaid Contractual Arrangements, which were entered into:

(i)     nothing has come to the Auditor's attention that causes the Auditor to believe that the disclosed continuing connected transactions have not been approved by the Board;

(ii)    for transactions involving the provision of goods or services by the Group, nothing has come to the Auditor's attention that causes the Auditor to believe that the continuing connected transactions were not, in all material respects, in accordance with the pricing policies of the Group;

(iii)   nothing has come to the Auditor's attention that causes the Auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

# Directors' Report

(iv)    nothing has come to the Auditor's attention that causes the Auditor to believe that dividends or other distributions have been made by Noah Investment to its shareholders which are not otherwise subsequently assigned or transferred to the Group.

A copy of the Auditor's letter has been provided by the Company to the Hong Kong Stock Exchange.

## Major Customers and Major Suppliers

During the year ended December 31, 2022, our customers primarily include our investment product providers whose products are distributed by us, and investment funds managed by us. For the year ended December 31, 2022, the revenue amounts from the Group's five largest customers accounted for 20.5% (2021: 30.2%) of the Group's total revenue and the revenue amount from our single largest customer accounted for 11.1% (2021: 11.4%) of the Group's total revenue.

During the year ended December 31, 2022, our suppliers primarily include marketing suppliers and professional service providers. The Group has no major suppliers due to the nature of our business. For the year ended December 31, 2022, no single supplier accounted for more than 10% of our purchases, and our five largest suppliers in aggregate accounted for less than 20% of our purchases.

None of the Directors, their respective close associates, or any Shareholder (which to the knowledge of the Directors own more than 5% of the number of issued shares of the Company) had any interest in any of our five largest customers or suppliers during the year ended December 31, 2022.

During the year ended December 31, 2022, the Group did not experience any significant disputes with its customers or suppliers.

## Pre-Emptive Rights

There are no provisions for pre-emptive rights under the Articles of Association or the relevant laws of the Cayman Islands which would oblige the Company to offer new Shares on a pro-rata basis to the existing Shareholders.

## Tax Relief and Exemption of Holders of Listed Securities

The Directors are not aware of any tax relief and exemption available to the Shareholders by reason of their holding of the Company's securities.

## Subsidiaries

Particulars of the Company's subsidiaries are set out in Note 1 to the consolidated financial statements.

## Property and Equipment

Details of property and equipment of the Group as of December 31, 2022 are set out in Note 8 to the consolidated financial statements.

None of the Company's properties are held for development and/or sale or for investment purposes.

## Share Capital and Shares Issued

Details of movements in the share capital of the Company for the year ended December 31, 2022 are set out in the Consolidated Statements of Changes in Equity on page 86 of this annual report.

## Sufficiency of Public Float

Based on information that is publicly available to the Company and within the knowledge of the Directors as of the date of this annual report, the Company has maintained the prescribed percentage of public float under the Hong Kong Listing Rules.

## Donation

During the year ended December 31, 2022, the Group made charitable donations of RMB3.2 million (2021: RMB3.5 million).

## Debenture Issued

The Group did not issue any debenture during the year ended December 31, 2022.

## Convertible Bonds

During the year ended December 31, 2022, the Group has not issued any convertible bonds.

## Equity-Linked Agreements

### Share Incentive Schemes

Details of the 2010 Share Incentive Plan, the 2017 Share Incentive Plan and the 2022 Share Incentive Plan are set out below in this section on pages 63 to 71 of this annual report.

### Settlement Offer in Relation to the Camsing Incident

In early 2018, one of the Consolidated Affiliated Entities of our Group, Shanghai Gopher, established credit funds (the "**Camsing Credit Funds**") to allow our clients to invest in account receivables (the "**Camsing Accounts Receivables**") arising from the sale of computer, consumer electronics and communication products by affiliates (the "**Sellers**") of Camsing International Holding Limited (2662.HKEX) ("**Camsing**") to a buyer (the "**Buyer**"). Under this supply chain factoring arrangement, the controlling shareholder and affiliates of Camsing guaranteed to repurchase the Camsing Accounts Receivables from the Camsing Credit Funds if the Buyer failed to settle the Camsing Accounts Receivables upon the relevant due dates.

Our Company has maintained and implemented internal control procedures with respect to Shanghai Gopher's investment funds. During the internal control review of the Camsing Credit Funds, we discovered discrepancies in the identities of the contracting parties during two face-to-face interviews in mid-June 2019, and came to suspect that the Sellers had forged certain transactions with the Buyer, and that certain of the Camsing Accounts Receivables purported to be underlying assets for the Camsing Credit Funds did not arise from real commercial transactions between the Sellers and the Buyer. Among all financial institutions that had a business relationship with Camsing and its affiliates, Shanghai Gopher and its affiliate were the first to report the suspected fraudulent activities to the Shanghai Police and Shanghai Office of the CSRC, and initiated legal proceedings to the Sellers, the Buyer and relevant guarantors. These events are collectively referred to as the Camsing Incident (the "**Camsing Incident**").

# Directors' Report

As of December 31, 2022, a total of 818 clients of Shanghai Gopher who invested in the Camsing Credit Funds were affected, and the outstanding amount of the Camsing Accounts Receivables under the Camsing Credit Funds which are subject to repayment default amounted to RMB3.4 billion.

While we believe we have solid legal grounds to defend any legal claims from all 818 affected clients in the Camsing Incident against us, as a gesture of goodwill and to avoid distractions to our management and to minimize the potential legal costs for handling 818 potential legal proceedings, we voluntarily made an *ex gratia* settlement offer (the "**Offer**") to affected clients. An affected client who accepted the offer shall receive restricted share units ("**RSUs**") and become an ordinary shareholder of our Company upon vesting, and in return (i) forego all outstanding legal rights associated with the investment in the Camsing Credit Funds, and (ii) irrevocably release our Company and all our affiliated entities and individuals from any and all claims immediately, known or unknown, that relate to the Camsing Credit Funds. Each RSU allows the grantees to receive one ordinary share. We offered two RSU vesting plans (Plan A and Plan B) for the affected clients to choose from. Under Plan A, the Company would issue RSUs to affected clients based on a vesting schedule, whereby 10% of the RSUs would be vested immediately upon the acceptance of the settlement offer and the remaining 90% of the RSUs would be vested evenly in the following nine years. Under Plan B, on the third anniversary of the acceptance of the Offer, the affected clients would either decide to (a) receive an entitlement to future investment returns generated by the Camsing Credit Funds, while remaining unable to initiate claims against the Group; or (b) receive 40% of the RSUs, and on each subsequent anniversary, the Company would vest the remaining 60% of the RSUs evenly for the following six years. All RSUs issued within the period from contract inception to the third anniversary of contact shall not be vested until the investor chooses to retain the RSUs. For details, see Note 16 to the consolidated financial statements of this annual report. As of the December 31, 2022, 284,394 RSUs have been vested by the affected clients who accepted the Offer.

As approved by the Board on August 24, 2020, a total number of new Class A ordinary shares (under current circumstances, ordinary shares) not exceeding 1.6% of the share capital of our Company has been authorized to be issued under the settlement plan annually for ten consecutive years. The settlement plan was not required to be approved by the Shareholders under our Articles.

Save as disclosed in this annual report, no equity-linked agreements were entered into by the Group, or existed during the year ended December 31, 2022.

## Dividend Policy and Dividend

The Board has approved and adopted the following dividend policy (the "**Dividend Policy**") on August 10, 2022, which aims to provide stable and sustainable returns to the Shareholders. The Dividend Policy has become effective from August 10, 2022. According to the Dividend Policy, in normal circumstances, the annual dividends to be declared and distributed in each calendar year shall be, in principle, no less than 10% of the Group's non-GAAP net income attributable to the Shareholders of the preceding financial year as reported in the Company's audited annual results announcement, subject to various factors. The dividend under the Dividend Policy proposed and/or declared by the Board for a financial year are deemed as final dividend. Any final dividend for a financial year will be subject to Shareholders' approval. The Company may declare and pay dividends by way of cash or by other means that the Board considers appropriate. Such dividend policy shall in no way constitute a legally binding commitment by the Company in respect of its future dividend and/or in no way obligate the Company to declare a dividend at any time or from time to time. There can be no assurance that dividends will be paid in any particular amount for any given year. In addition, our shareholders by ordinary resolution may declare a dividend, but no dividend may exceed the amount recommended by our Board. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

The Directors recommended a final dividend of RMB5.5 (equivalent to US$0.8, or HK$6.2, based on the effective noon buying rate for December 30, 2022 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board) per share (tax inclusive) (with an aggregate amount of approximately RMB176.5 million (equivalent to US$25.6 million, or HK$199.9 million) (tax inclusive), subject to adjustment to the number of shares of the Company entitled to dividend distribution as of the record date for dividend distribution, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment) in respect of the year ended December 31, 2022 to Shareholders who are entitled to dividends. This recommendation is subject to the approval by the Shareholders at the forthcoming annual general meeting to be held on or around June 12, 2023. If the proposed final dividend is approved by the Shareholders, the Company expects to pay such dividend by August 31, 2023. For details, please refer to the circular of the annual general meeting to be dispatched to the Shareholders and the announcement(s) to be made by the Company in due course.

## Permitted Indemnity

Pursuant to the Articles of Association and subject to the applicable laws and regulations, every Director shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain in or about the execution of their duty in their offices. A permitted indemnity provision (as defined in section 469 of the Companies Ordinance) for the benefit of the Directors is currently and was in force for the year ended December 31, 2022.

The Company has also taken out liability insurance to provide additional coverage for the Directors and senior management of the Company for their liabilities arising out of corporate activities. The insurance coverage will be reviewed on an annual basis.

## Reserves

Details of movements in the reserves of the Group and the Company during the year ended December 31, 2022 are set out in the Consolidated Statements of Changes in Equity on page 86 of this annual report. The distributable reserves of the Company as of December 31, 2022 were RMB2,778.3 million.

## Loans and Borrowings

The Group had no outstanding loans, overdrafts or borrowings from banks or any other financial institutions as of December 31, 2022.

## Directors' Service Contracts

Each of our executive Directors has entered into a director agreement with our Company on July 17, 2017 without fixed term (subject to re-election as and when required under the Articles of Association and the Hong Kong Listing Rules). Either party may terminate the agreement by giving not less than thirty days' prior written notice to the other party.

Mr. Neil Nanpeng Shen, being a non-executive Director, as a renewal of his engagement as a non-executive director of the Company since January 14, 2016, has entered into a director agreement with our Company for a term of three years commencing on March 28, 2023. Either party has the right to terminate the agreement by giving not less than thirty days' prior written notice to the other party. Mr. Boquan He, being a non-executive Director, has entered into a director agreement with our Company on July 17, 2017 without fixed term (subject to re-election as and when required under the Articles of Association and the Hong Kong Listing Rules). Either party may terminate the agreement by giving not less than thirty days' prior written notice to the other party.

# Directors' Report

Dr. Zhiwu Chen, being an independent Director, has entered into an independent director agreement with the Company for a term of two years commencing on December 14, 2021. Either party has the right to terminate the independent director agreement by giving not less than thirty days' written notice to the other party. Ms. May Yihong Wu, being an independent Director, has renewed the independent director agreement with the Company for a term of one year commencing on November 16, 2022. Either party has the right to terminate the independent director agreement by giving not less than thirty days' written notice to the other party. Mr. Tze-Kaing Yang, being an independent Director, has entered into an independent director agreement with the Company for a term of two years commencing on August 29, 2021. Either party has the right to terminate the independent director agreement by giving not less than thirty days' written notice to the other party. Mr. Jinbo Yao, being an independent Director, has entered into an independent director agreement with the Company for a term of one year commencing on October 11, 2021 and such independent director agreement has been renewed pursuant to the terms and conditions thereunder. Either party has the right to terminate the independent director agreement by giving not less than thirty days' written notice to the other party.

None of the Directors proposed for re-election at the forthcoming annual general meeting of the Company has or is proposed to have a service contract with any member of our Group other than contracts expiring or determinable by the employer within one year without the payment of compensation (other than statutory compensation).

## Directors' Interests in Transactions, Arrangements or Contracts of Significance

Save as disclosed in the section "Connected Transactions" of this Directors' Report, none of the Directors or any entity connected with the Directors had a material interest, either directly or indirectly, in any transactions, arrangements or contracts of significance to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries was a party subsisting during the period from the Primary Conversion Date and up to December 31, 2022 or at the end of the year ended December 31, 2022.

## Emoluments of Directors and the Five Highest Paid Individuals

In compliance with the Corporate Governance Code, the Company has established the Compensation Committee of the Company to formulate compensation policies. The compensation is determined and recommended based on each executive Director's and senior management personnel's qualification, position and seniority. As for the non-executive or independent Directors, their compensation is determined by the Board upon recommendation from the Compensation Committee. The Directors and the senior management personnel are eligible participants of the 2010 Share Incentive Plan, the 2017 Share Incentive Plan and the 2022 Share Incentive Plan, details of which are set out in this annual report and Note 15 to the consolidated financial statements.

Details of the remuneration of the Directors and the five highest paid individuals are set out in Note 23 and Note 24 to the consolidated financial statements. None of the Directors waived or agreed to waive any remuneration and there were no emoluments paid by the Group to any of the Directors or the five highest paid individuals as an inducement to join, or upon joining the Group, or as compensation for loss of office.

## Retirement Benefits Scheme

Majority of full time employees of the Group participate in a PRC government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees' salaries. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan. The only obligation of the Group with respect to this employee benefit plan is to make the required contributions under the scheme. Details of the pension contributions of the Company are set out in Note 17 to the Consolidated Financial Statements in this annual report.

## Contracts with the Single Largest Shareholders

Save as set out in "Connected Transactions" above and the Underwriting Agreements (as defined in the Prospectus), no contract of significance or contract of significance for the provision of services has been entered into among the Company or any of its subsidiaries and the single largest Shareholders during the year ended December 31, 2022.

## Management Contracts

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year ended December 31, 2022.

## Auditor

On July 13, 2022, the Company listed its Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange under Chapter 19C of the Hong Kong Listing Rules. The Company has no change in auditors since the Listing Date. The consolidated financial statements of the Group have been audited by Deloitte Touche Tohmatsu, who will retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting.

## Directors' Rights to Acquire Shares or Debentures

Save as disclosed in this annual report, at no time during the year ended December 31, 2022 was the Company or any of its subsidiaries, fellow subsidiaries or its holdings companies a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of the Company or any other body corporate; and none of the Directors, or any of their spouse or children under the age of 18, had any right to subscribe for equity or debt securities of the Company or any other body corporate, or had exercised any such right.

## Directors' Interests in Competing Business

Save as disclosed in this annual report, during the year ended December 31, 2022, neither our single largest shareholder(s) nor any of our Directors had any interest in a business, apart from the business of our Group, which competes or is likely to compete, directly or indirectly, with our business, which would require disclosure under Rule 8.10 of the Hong Kong Listing Rules.

From time to time our non-executive Directors may serve on the boards of private and/or public companies within the industries similar as our Group's. However, as such non-executive Directors are neither our single largest shareholders nor members of our executive management team, we do not believe that their interests in such companies as directors would render us incapable of carrying on our business independently from the other companies in which they may hold directorships from time to time.

By order of the Board
**Noah Holdings Private Wealth and Asset Management Limited**
**Jingbo Wang**
*Chairwoman of the Board*

Hong Kong, March 28, 2023

# Directors and Senior Management

## Directors

**Ms. Jingbo Wang (汪靜波)**, aged 50, is one of the founders and has been the chairwoman and chief executive officer of our Group since its inception in August 2005. Ms. Wang has over 21 years of experience in wealth management and asset management industries. Prior to co-founding our Company, from May 2000 to September 2005, Ms. Wang worked in several departments and affiliates of Xiangcai Securities Co., Ltd. (湘財證券有限責任公司, currently known as 湘財證券股份有限公司) ("**Xiangcai Securities**"), a securities firm in China. Ms. Wang served as the general manager of private banking department at Xiangcai Securities from August 2003 to September 2005, during which she established the securities firm's wealth management business. Prior to that, she served as a deputy general manager of ABN AMRO Xiangcai Fund Management Co., Ltd. (湘財荷銀基金管理有限公司) (currently known as Manulife Teda Fund Management Co., Ltd. (泰達宏利基金管理有限公司)), an affiliate of Xiangcai Securities, from February 2002 to August 2003, and as the head of the asset management department at Xiangcai Securities from May 2000 to February 2002.

Ms. Wang was recognized as one of Top 30 Most Influential Business Woman in China in 2019 (2019年度中國最具影響力的 30 位商界女性) by China Entrepreneur《中國企業家》雜誌社). In 2017, she was listed on Forbes' China Top 100 Businesswomen in 2017 (福布斯2017年中國傑出商界女性百強榜). In the same year, she was also recognized as an Outstanding Leader of the Year by Wealth APAC, and received International Women's Entrepreneurial Challenge Award from the International Women's Entrepreneurial Challenge (IWEC) Foundation. Ms. Wang graduated from Global CEO Program of China Europe International Business School (中歐國際工商學院) in Shanghai, China, in September 2009. Ms. Wang received her master's degree in management in December 1999 from Sichuan University (四川大學) in Sichuan, China.

**Mr. Zhe Yin (殷哲)**, aged 48, is one of the Founders and has been a Director since June 2007. Mr. Yin has over 21 years of professional experience in wealth management and asset management industries. He has been serving as the chairman of Gopher Asset Management since March 2021, and served as the chief executive officer of Gopher Asset Management from April 2014 to March 2021 and as the chairman of asset sector of Gopher Asset Management from February 2010 to April 2014. Prior to co-founding our Company, Mr. Yin worked at Xiangcai Securities from November 2003 to September 2005 as a deputy general manager of the private banking department. From July 1997 to October 2003, Mr. Yin served as various positions at Bank of Communications Co., Ltd. Shanghai Branch (交通銀行股份有限公司上海分行), with his last position as the foreign exchange product manager of private finance division. From August 2021 to September 2022, Mr. Yin has served as a director of Dalian Zeus Entertainment Co., Ltd. (大連天神娛樂股份有限公司), the shares of which are listed on the Shenzhen Stock Exchange (stock code: 002354). From November 2017 to June 2021, Mr. Yin served as an independent director of Guizhou Xinbang Pharmaceutical Co., Ltd. (貴州信邦製藥股份有限公司), the shares of which are listed on the Shenzhen Stock Exchange (stock code: 002390).

Mr. Yin served as a co-chairman of the Fund of Funds Professional Committee* of Asset Management Associate of China (中國證券投資基金業協會母基金專業委員會) from 2017 to August 2021. He was named as one of the Top 20 China's Best Private Equity Investors in 2017 and as one of the Top 50 China's Best Private Equity Investors in 2019, respectively, by ChinaVenture Investment Consulting., Ltd. (上海投中信息諮詢股份有限公司), a leading financial services technology enterprise in China's private equity investment industry.

Mr. Yin received his MBA degree from China Europe International Business School in Shanghai, China, in September 2010 and his bachelor's degree in economics from Shanghai University of Finance and Economics (上海財經大學) in Shanghai, China, in July 1997.

**Ms. Chia-Yue Chang (章嘉玉)**, aged 62, has been a Director since August 2007. She has been serving as the vice director of Noah Upright since July 2021. She served as the chief marketing officer from January 2017 to February 2021, and served as the general manager of Noah Upright from July 2011 to March 2018 and from March 2019 to December 2020. From March 2021, she has also been serving as the director of the ethics compliance committee (including discipline supervision and compliance), the fairness committee and the sustainable development committee, respectively, of our Company. Ms. Chang received her master's degree in library science from University of California, Los Angeles in California, the U.S., in March 1987, and her bachelor's degree in library science from National Taiwan University (國立台灣大學) in Taiwan, in June 1983.

## Non-Executive Directors

**Mr. Neil Nanpeng Shen (沈南鵬),** aged 55, has been a Director since January 2016. Mr. Shen has been the founding managing partner of Sequoia Capital China, since September 2005. Prior to founding Sequoia Capital China (紅杉資本中國), in 1999, Mr. Shen co-founded Trip.com Group Limited (携程集團有限公司), a leading travel service provider in China, the shares of which are listed on the Nasdaq Stock Market (ticker symbol: TCOM) (previously known as Ctrip.com International, Ltd. (ticker symbol: CTRP)) and the Hong Kong Stock Exchange (stock code: 09961) ("**Ctrip**"). Mr. Shen served as the president of Ctrip from August 2003 to October 2005 and as the chief financial officer from 2000 to October 2005. Mr. Shen also co-founded and served as non-executive co-chairman of Homeinns Hotel Group (如家酒店集團), a leading economy hotel chain company in China, which commenced operations in July 2002 and the shares of which were listed on the Nasdaq Stock Market (ticker symbol: HMIN) from October 2006 to April 2016.

Mr. Shen previously held or currently holds directorship in the following listed companies during the three years immediately preceding the date of this annual report:

| Name of company | Position | Period of service |
| --- | --- | --- |
| Pinduoduo Inc., the shares of which are listed on the Nasdaq Stock Market (ticker symbol: PDD) | Independent non-executive director | Since April 2018 to November 2022 |
| BTG Hotels (Group) Co., Ltd. (北京首旅酒店(集團)股份有限公司), the shares of which are listed on the Shanghai Stock Exchange (stock code: 600258) | Non-executive director | Since January 2017 |
| Meituan, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 03690) | Non-executive director | Since October 2015 |
| Ninebot Limited (九號有限公司), the shares of which are listed on the Shanghai Stock Exchange STAR Market (stock code: 689009) | Non-executive director | Since July 2015 |

| Name of company | Position | Period of service |
| --- | --- | --- |
| Trip.com Group Limited (携程集團有限公司), the shares of which are listed on the Nasdaq Stock Market (ticker symbol: TCOM) and the Hong Kong Stock Exchange (stock code: 09961) | Independent director | Since October 2008 |
| China Renaissance Holdings Limited (華興資本控股有限公司), the shares of which are listed on the Hong Kong Stock Exchange (stock code: 01911) | Non-executive director | From June 2018 to June 2020 |
| 360 Security Technology Inc. (三六零安全科技股份有限公司), the shares of which are listed on the Shanghai Stock Exchange (stock code: 601360) | Non-executive director | From February 2018 to May 2020 |

Mr. Shen received his bachelor's degree in applied mathematics from Shanghai Jiao Tong University (上海交通大學) in Shanghai, China, in July 1988 and his master's degree from Yale University in November 1992.

**Mr. Boquan He (何伯權)**, aged 62, has been a Director since August 2007 and has served as an independent Director since October 2011 under applicable U.S. regulations. Mr. He is the founder and has been serving as the chairman of the board of directors of Guangdong Nowaday Investment Co., Ltd.* (廣東今日投資有限公司) since August 2000, a private investment company specializing in greenfield investments in retail and service industries in China. In 1989, he founded and, until 2000, served as the chief executive officer of Guangdong Robust Group (廣東樂百氏集團), a then renowned food and beverage company which was acquired by Danone Group (達能集團) in 2000. He also serves as the chairman or vice chairman of the board of directors of several privately owned companies in China. Mr. He served as a director of iKang Healthcare Group Inc., the shares of which were previously listed on the Nasdaq Stock Market (ticker symbol: KANG) till its delisting in January 2019, from July 2007 to January 2019.

Mr. He received his two-year college graduation certificate from Guangdong Television Public University (廣東廣播電視大學) (currently known as Guangdong Open University (廣東開放大學)) in Guangdong, China, in July 1986.

## Independent Directors

**Ms. May Yihong Wu (吳亦泓)**, formerly named as Ning Wu (吳寧), aged 55, has been serving as an independent Director since November 2010. Since July 2019, Ms. Wu has been serving as the board adviser of Homeinns Hotel Group, a leading economy hotel chain company in China, the shares of which were listed on the Nasdaq Stock Market (ticker symbol: HMIN) from October 2006 to April 2016, where she also served as the chief strategy officer from May 2010 to June 2019 and chief financial officer from July 2006 to April 2010. Since May 2017, Ms. Wu has been serving as an independent non-executive director, and chairwoman of the audit committee of Swire Properties Limited (太古地產有限公司), a leading real estate developer and manager based in Hong Kong, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 01972).

Ms. Wu obtained her MBA degree from the J.L. Kellogg Graduate School of Management (currently known as Kellogg School of Management) at Northwestern University in Illinois, the U.S., in June 1998, her master's degree of arts in economics from Brooklyn College of the City University of New York in New York, the U.S., in June 1993 and her bachelor's degree in biochemistry from Fudan University (復旦大學) in Shanghai, China in July 1989.

**Mr. Tze-Kaing Yang (楊子江)**, aged 68, has served as an independent Director and the chairman of the Audit Committee since May 2015. Since January 2015, Mr. Yang has been serving as the chairman and chief executive officer of Yangtze Associates* (匯宏顧問股份有限公司), a venture capital and private equity fund management company in Taiwan. He has been serving as the director of (i) ASUSTeK Computer Inc. (華碩電腦股份有限公司), the shares of which are listed on the Taiwan Stock Exchange (stock code: 2357), since July 2016, (ii) Pegatron Corporation (和碩聯合科技股份有限公司), the shares of which are listed on the Taiwan Stock Exchange (stock code: 4938), since June 2016, and (iii) TTY Biopharm Company Limited (台灣東洋藥品工業股份有限公司), the shares of which are listed on the Taipei Stock Exchange (stock code: 4105), since June 2016. Mr. Yang served as the deputy minister of finance in Taiwan from July 2003 to May 2004, and as acting chairman of Bank of Taiwan from July 2003 to July 2004. He also served as the managing director of Bank of Taiwan, the president of China Development Industrial Bank and also the executive secretary of National Development Fund in Taiwan.

Mr. Yang was appointed an adjunct associate professor of the School of Business Management at National Chengchi University (國立政治大學) from February 2017 to July 2017, and as an adjunct professor of the Guanghua School of Management at Peking University (北京大學) from September 2001 to August 2003.

Mr. Yang received his Ph.D. in business administration from National Chengchi University in Taiwan (台灣政治大學), in June 1987 and his MBA degree from the University of Illinois at Urbana-Champaign in Illinois, the U.S., in August 1982.

**Mr. Jinbo Yao (姚勁波)**, aged 46, has been an independent Director since November 2014. Mr. Yao is a pioneer in China's internet industry. He is the founder and has been serving as the chairman of the board of directors and chief executive officer of 58.com Inc. (58同城), the shares of which were listed on the New York Stock Exchange (ticker symbol: WUBA) until September 2020, since 2013. Prior to founding 58.com Inc., in 2000, Mr. Yao founded domain.cn (域名城), a domain name transaction and value-added service website in China. After domain.cn was acquired by net.cn in September 2000, Mr. Yao served in various managerial roles at net.cn with his last position as a vice president of sales until May 2001. In September 2001, Mr. Yao co-founded the education company Xueda Education Group (學大教育集團), the shares of which were listed on the New York Stock Exchange (ticker symbol: XUE) in November 2010 until its delisting in September 2016.

Mr. Yao received his bachelor's degrees in marine chemistry and computer application from Ocean University of Qingdao (青島海洋大學) (currently known as Ocean University of China (中國海洋大學)) in Shandong, China in July 1999.

**Dr. Zhiwu Chen (陳志武)**, aged 60, has served as an independent Director since January 2014. Dr. Chen has been a faculty member at the University of Hong Kong since July 2016, and is currently serving as a director of the Hong Kong Institute for Humanities and Social Sciences (HKIHSS) and the Centre for Quantitative History (CQH), the chair professor of Finance and Cheng Yu-Tung Professor in Finance at the University of Hong Kong. Dr. Chen is a former professor of finance at Yale University from 1999 to 2017. He was also a special-term visiting professor at School of Economics of Peking University (北京大學) and at School of Social Science and School of Economics and Management of Tsinghua University (清華大學). In 2001, Dr. Chen also co-founded Zebra Capital Management, L.L.C. and remained with the company with the position as chief investment manager until March 2011.

# Directors and Senior Management

Dr. Chen received research awards including the Graham and Dodd Award in 2013 by Financial Analysts Journal, the Pacesetter Research Award in 1999 by Genetic Metabolic Dietitians International, and the Chicago Board Options Exchange Competitive Research Award in 1994 by Pacific-Basin Finance Journal. Dr. Chen was listed as one of the top ten political influencers in China by Burson-Marsteller's 2012 "G20 Influencers" report. Dr. Chen was also one of members of the International Advisory Board of the CSRC from August 2012 to November 2019.

Since March 2021, Dr. Chen has been serving as an independent non-executive director at Bairong Inc., the shares of which are listed on the Hong Kong Stock Exchange (stock code: 06608). Since August 2022, Dr. Chen has been serving as an independent non-executive director at GigaCloud Technology Inc. (大健云倉), the shares of which are listed on NASDAQ (ticker symbol: GCT). From July 2015 to October 2018, he served as an independent non-executive director of IDG Energy Investment Limited (previously known as Shun Cheong Holdings Limited), the shares of which are listed on the Hong Kong Stock Exchange (stock code: 00650). From May 2011 to June 2017, he served as an independent non-executive director at PetroChina Company Limited, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 00857), the Shanghai Stock Exchange (stock code: 601857) and the New York Stock Exchange (ticker symbol: PTR). From November 2010 to August 2018, he served as an independent non-executive director of Bank of Communications Co., Ltd., the shares of which are listed on the Hong Kong Stock Exchange (stock code: 03328) and the Shanghai Stock Exchange (stock code: 601328).

Dr. Chen received his Ph.D. in financial economics from Yale University in December 1990, his master's degree in systems engineering from Changsha Institute of Technology (長沙工學院) (currently known as National University of Defense Technology (國防科技大學)) in Hunan, China, in January 1986 and his bachelor's degree in computer science from Central South University (中南大學) in Hunan, China, in July 1983.

## Senior Management

**Mr. Qing Pan (潘青)**, aged 48, has been the chief financial officer of our Company since November 2019. Prior to taking this role, he served as the chief operating officer of Gopher Asset Management from April 2017 to November 2019, primarily responsible for overseeing fund operations, and leading several specialized teams including finance, due diligence, credit rating and valuation. As a veteran in the investment and finance community, prior to joining our Group, Mr. Pan worked at Deloitte for 17 years, including at its Boston office from September 1999 to May 2007, its U.S. headquarter from June 2007 to September 2009, and at its Shanghai office from October 2009 to July 2016 with his last position as an audit partner. During his employment at Deloitte, Mr. Pan was a former member of the accounting research division at U.S. headquarters, and led projects in relation to several Chinese companies' U.S. listings across various industries. Mr. Pan is a certified public accountant in the U.S., mainland China, and Hong Kong. From August 2017 to February 2023, Mr. Pan has served as an independent director of JCET Co., Ltd. (江蘇長電科技股份有限公司), the shares of which are listed on the Shanghai Stock Exchange (stock code: 600584).

Mr. Pan obtained his master degree of science/MBA in professional accounting from Northeastern University in Massachusetts, the U.S., in September 1999 and his bachelor's degree in teaching Chinese as a foreign language from Beijing Foreign Studies University (北京外國語大學) in Beijing, China, in July 1997.

**Mr. Jun Lu (盧峻)**, aged 52, is the chief technology officer of our Company since September 2020, primarily responsible for the strategic digital transformation, FinTech platform development, technology architecture optimization, as well as artificial intelligence, data intelligence application and innovation.

Mr. Lu is an internet software veteran with over 20 years of experience in leading development of large-scale software platforms and exploration of cutting-edge technologies in the e-commerce and finance sectors, both in the U.S. and China. Prior to joining our Group, from 2018 to 2020, Mr. Lu was the chief technology officer of Lu International (Singapore) Ltd., a subsidiary of Lufax Holding Ltd, the shares of which are listed on the New York Stock Exchange (ticker symbol: LU), where he also served as the head of technology center of Lufax Holding Ltd from November 2016 to July 2020 and an executive member in attendance of Lufax Holding Ltd from 2016 to 2020, primarily in charge of all product research and development activities. From February 1, 2014 to November 4, 2016, Mr. Lu served as the chief technology officer at Vipshop US Inc., the shares of which are listed on the New York Stock Exchange (ticker symbol: VIPS), where he also served as a senior director of the technology center, responsible for artificial intelligence and artificial reality/virtual reality technologies in e-commerce, as well as mobile applications development. Prior to that, Mr. Lu also worked at eBay Inc., the shares of which are listed on NASDAQ (ticker symbol: EBAY) in its Silicon Valley headquarters in various roles. He was one of the founders of eBay Inc.'s first application programming interface (API) platform.

Mr. Lu obtained his master's degrees in computer sciences and electronic engineering, respectively, from University of New Mexico, in New Mexico, the U.S., in July 2020 and his bachelor's degree in scientific device engineering from Zhejiang University (浙江大學) in Zhejiang, China, in July 1992.

In accordance with the Group's overall operational strategies and efforts to streamline the organizational structure, the Company made the decision to eliminate the position of chief technology officer entirely on October 25, 2022. Therefore, with effect from October 25, 2022, Mr. Lu was no longer serve as the chief technology officer of our Company. Accordingly, Mr. Lu was no longer be deemed as a member of the senior management of our Company thereafter.

**Mr. Ligao Zhou (周理高)**, aged 47, has been serving as the chief risk management officer of our Company since October 2017. Mr. Zhou has 21 years of experience in financial risk management. Prior to joining our Group, he worked at JIC Trust Co., Ltd. (中建投信託股份有限公司) and served as the head of the Shanghai financial market department (outbound investment division) from September 2016 to September 2017, and the head of risk management department from December 2013 to September 2016. He also served as a risk manager at Ping An Trust Co., Ltd.* (平安信託有限責任公司), a subsidiary of Ping An Insurance (Group) Company of China, Ltd. (中國平安保險(集團)股份有限公司), the shares of which are listed on the Hong Kong Stock Exchange (stock code: 02318) and the Shanghai Stock Exchange (stock code: 601318), from July 2002 to August 2013. In each of these prior positions above, Mr. Zhou was primarily responsible for risk management. Mr. Zhou has also been certified as a financial risk manager (FRM) by Global Association of Risk Management in April 2010 and a chartered financial analyst (CFA) by the CFA Institute in March 2015.

Since December 2017, Mr. Zhou has been serving as independent director of Shenzhen LEDMY CO., Ltd (深圳市樂的美廣電股份有限公司), a light emitting diode service provider in China, and Nirvana Technology (Guangzhou) Co., Ltd. (涅生科技(廣州)股份有限公司), an omni-channel e-commerce operator in China.

# Directors and Senior Management

Mr. Zhou received his MBA degree from China Europe International Business School in Shanghai, China, in August 2017. He also received his master's degree in safety technology and engineering in March 2002 and his bachelor's degree in safety engineering in July 1999, respectively, from Northeastern University (東北大學) in Liaoning, China.

**Mr. Jin Chen (陳勁)**, aged 54, is the chief executive officer of Noah Digital International since March 2021. Prior to joining our Group, Mr. Chen worked at ZhongAn Online P&C Insurance Co., Ltd. (眾安在線財產保險股份有限公司), the first online insurance company in China, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 06060), where he served as an executive director and the chairman of the investment decision committee from November 2019 to January 2021, and as the general manager and co-chief executive officer from July 2014 to July 2019. From July 2005 to May 2014, he served as the president of the credit card center at China CITIC Bank Corporation Limited, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 00998) and the Shanghai Stock Exchange (stock code: 601998). From July 2002 to July 2005, Mr. Chen served as a deputy manager of China Merchants Fund Management Co., Ltd. (招商基金管理有限公司). From March 2001 to July 2002, Mr. Chen served as an assistant to the chief executive officer of China Merchants Securities Co., Ltd., the shares of which are listed on the Hong Kong Stock Exchange (stock code: 06099) and the Shanghai Stock Exchange (stock code: 600999). From May 1999 to March 2001, Mr. Chen served as a deputy director of the office of board of directors at China Merchants Bank Co., Ltd., the shares of which are listed on the Hong Kong Stock Exchange (stock code: 03968) and the Shanghai Stock Exchange (stock code: 600036). Since May 2020, Mr. Chen has been serving as an independent director of Shanghai Fuiou Pay Service Co., Ltd. (上海富友支付服務股份有限公司), a technology-driven international payment solution provider.

Mr. Chen is an academic entrepreneur with a deep theoretical foundation and rich practical experience. His areas of expertise include financial technology and industrial Internet. He was appointed as an adjunct professor at the Chinese University of Hong Kong in February 2014, and he currently serves as the executive director of Shanghai Advanced Institute for Financial Research (上海高金金融研究院). In addition, Mr. Chen currently serves as a director of the Shanghai Adream Foundation (上海真愛夢想公益基金會). He was also a representative of the 5th Shenzhen's People's Congress (深圳市第五屆人民代表大會代表) and a representative of the 2nd People's Congress of Huangpu District, Shanghai (上海黃浦區第二屆人民代表大會代表). He was awarded as the Shenzhen Model Worker (深圳市勞動模範), the 4th Shenzhen Top 10 Outstanding Young Entrepreneur (第四屆"深圳十大傑出青年企業家") and Shanghai Financial Innovation Figure in 2015 (2015年滬上金融創新人物).

Mr. Chen received his EMBA degree from Cheung Kong Graduate School of Business (長江商學院) in Beijing, China, in October 2012 and his master's degree and bachelor's degree in engineering from Huazhong University of Science and Technology (華中理工大學) (currently known as Huazhong University of Science and Technology (華中科技大學)) in Hubei, China, in June 1994 and July 1991, respectively.

Mr. Chen has resigned as the chief executive officer of Noah Digital International from our Group with effect from March 15, 2023 due to personal work arrangement.

## Joint Company Secretaries

Our joint company secretaries include Mr. Qing Pan and Ms. Ng Wing Shan. See "—Senior Management" for biography of Mr. Qing Pan.

**Ms. Ng Wing Shan (吳詠珊)**, is our joint company secretary. Ms. Ng currently serves as an associate director of the corporate services department of Vistra Corporate Services (HK) Limited. Ms. Ng has 20 years of experience in the corporate secretarial field and has been providing professional corporate services to Hong Kong listed companies and private companies. Ms. Ng has been acted as company secretary / joint company secretary for various Hong Kong listed companies since 2015. Ms. Ng is a fellow member of The Hong Kong Chartered Governance Institute and a fellow member of The Chartered Governance Institute in the United Kingdom.

## Changes to Directors' Information

Save as disclosed herein, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Hong Kong Listing Rules.

# Corporate Governance

The Board is pleased to present the corporate governance report for the Company for the year ended December 31, 2022.

## Compliance with the Corporate Governance Code

On July 13, 2022, the Company listed its Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange under Chapter 19C of the Hong Kong Listing Rules (the "**Secondary Listing**"). On December 23, 2022 (the "**Primary Conversion Date**"), the Company's voluntary conversion of its Secondary Listing status to dual primary listing on the Hong Kong Stock Exchange became effective (the "**Primary Conversion**"). The Corporate Governance Code has been applicable to the Company since the Primary Conversion Date.

Since the Primary Conversion Date, we have complied with all the code provisions of the Corporate Governance Code save for the following.

Code provision C.2.1 of the Corporate Governance Code stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same person. The Company deviates from this provision because Ms. Jingbo Wang performs both the roles of the chairwoman of the Board and the chief executive officer of the Company. Ms. Wang is our founder and has extensive experience in our business operations and management. Our Board believes that vesting the roles of both chairwoman and chief executive officer to Ms. Wang has the benefit of ensuring consistent leadership within our Company and enables more effective and efficient overall strategic planning. This structure will enable our Company to make and implement decisions promptly and effectively.

Our Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and four independent Directors. Our Board will reassess the division of the roles of chairwoman and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future if deemed appropriate, taking into account our circumstances as a whole.

## Company's Culture

The Board believes that corporate culture underpins the long-term business, economic success and sustainable growth of the Group. A strong culture enables the Company to deliver long-term sustainable performance and fulfil its role as a responsible corporate citizen. The Company is committed to developing a positive and progressive culture that is built on its purpose, vision and mission.

During 2022, the Company continued to strengthen its cultural framework by focusing on the following:

•      Purpose: With the purpose of focusing on clients' needs and offering comprehensive financial services, we are constantly innovating and making breakthroughs in our products and services. By focusing on sustainability in our daily operations and financial methodologies, we are able to support national and societal efforts at sustainability from the ecological systems in wealth management and asset management. We adhere to a company culture characterized by constant thinking, discussion and practice of sustainability.

•   Mission: We updated our corporate mission in 2018 as "enriching life with wealth and wisdom" and envision ourselves to become a trustworthy partner by developing a deep understanding of clients through the pursuit of professionalism and excellence.

•   Values: We actively work to promote our growth and operations in a sustainable and responsible manner and aim to become a company built on sustainable development and responsible strategies, aligned with our core corporate values – client-centricity, integrity, professionalism, embracing changes, self-improvement, and passion.

The Board sets and promotes corporate culture and expects and requires all employees to reinforce. All of our new employees are required to attend orientation and training programs so that they may better understand our corporate culture, structure and policies, learn relevant laws and regulations, and raise their quality awareness. In addition, from time to time, the Company will invite external experts to provide training to our management personnel to improve their relevant knowledge and management skills.

The Board always ensures that the objectives, values and strategies set are consistent with the corporate culture, while all directors take the lead to act and are committed to promoting the corporate culture. For details of the Company's achievements during the Reporting Period, please see the section headed "Management Discussion and Analysis in this annual report". The Board believes that the Company's existing business model is in line with the Company's objective and long-term strategy of becoming the most trusted wealth management advisor for the global Chinese HNW population.

The Board considers that the corporate culture and the purpose, values and strategy of the Group are aligned.

## Compliance with the Model Code for Securities Transactions by Directors

On the Primary Conversion Date, the Company's Primary Conversion became effective, since which time the Model Code has been applicable to the Company.

The Company has adopted the Management Control Measures on Material Non-Public Information and Policy on Prohibition of Insider Dealing of the Company (the "**Code**"), with terms no less exacting than the Model Code, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Model Code and the Code since the Primary Conversion Date and up to the date of this corporate governance report.

# Corporate Governance

## Board Composition

The Board currently comprises nine members consisting of three Directors, two non-executive Directors and four independent Directors.

During the year ended December 31, 2022 and up to the date of this corporate governance report, the composition of the Board comprises the following Directors:

### Directors

Ms. Jingbo Wang (汪靜波) *(Chairwoman of the Board, chief executive officer,*
   *and Chairwoman of Corporate Governance and Nominating Committee from March 28, 2023)*
Mr. Zhe Yin (殷哲)
Ms. Chia-Yue Chang (章嘉玉)

### Non-executive Directors

Mr. Neil Nanpeng Shen (沈南鵬)
Mr. Boquan He (何伯權) *(Member of Compensation Committee)*

### Independent Directors

Ms. May Yihong Wu (吳亦泓) *(Chairwoman of Compensation Committee and member of*
   *Audit Committee and Corporate Governance and Nominating Committee)*
Mr. Tze-Kaing Yang (楊子江) *(Chairman of Audit Committee and member of Compensation Committee)*
Mr. Jinbo Yao (姚勁波) *(Member of Corporate Governance and Nominating Committee until March 28, 2023)*
Dr. Zhiwu Chen (陳志武) *(Chairman of Corporate Governance and Nominating Committee*
   *until March 28, 2023, member of Corporate Governance and Nominating Committee from March 28, 2023*
   *and member of Audit Committee)*

The biographical information of the Directors is disclosed under "Directors and Senior Management" on pages 38 to 45 of this annual report.

There are no material/relevant relationships (including financial, business, family) between members of the Board and the senior management.

The Company has established formal and informal channels to ensure independent views and input are available to the Board. Non-executive Director(s) and independent Directors served as the chairmen/chairwomen and majority members on the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee for the year ended December 31, 2022. Through participation in Board meetings, providing valuable perspectives to the Board discussions and serving on various Board committees, all Non-executive Directors and independent Directors are contributory to the effective running of the Company, and free to express their views in an open and candid manner. Should the circumstances require, independent Directors have open access to interact with the management and other Board members including the chairwoman of the Board outside the boardroom. Following the Primary Conversion, apart from the mechanisms mentioned above, the chairwoman of the Board will hold annual meeting(s) with the independent Directors without the presence of other Directors. The implementation and effectiveness of the above mechanisms are subject to annual review by the Board.

## General Meeting, Board Meetings and Committee Meetings

Code provision C.5.1 of the Corporate Governance Code stipulates that board meetings should be held at least four times a year at approximately quarterly intervals with active participation of the majority of the Directors, either in person or through electronic means of communications. As the Corporate Governance Code only became applicable to us since the Primary Conversion Date, during the period from the Primary Conversion Date and up to December 31, 2022, the Board did not hold any regular Board meetings. The Board will schedule to have regular Board meetings at least four times during the year ending December 31, 2023. Other Board meetings will also be held if necessary. In addition, no committee meetings were held during the period from the Primary Conversion Date and up to December 31, 2022.

During the year ended December 31, 2022, the annual general meeting of the Company was held on December 16, 2022. The forthcoming annual general meeting of the Company is expected to held on June 12, 2023.

Following the Primary Conversion, in accordance with code provision C.2.7 of the Corporate Governance Code, apart from the regular Board meeting above, the chairwoman of the Board will hold annual meeting(s) with the independent Directors without the presence of other Directors.

## Independent Directors

The Company has received from each of the independent Directors an annual confirmation of independence pursuant to Rule 3.13 of the Hong Kong Listing Rules and considers each of the independent Directors to be independent.

Following the Primary Conversion, the Board has at all times met the requirements of the Hong Kong Listing Rules relating to the appointment of at least three independent Directors, representing at least one-third of the Board with one of whom possessing appropriate professional qualifications or accounting or related financial management expertise.

## Appointment and Re-Election of Directors

Code provision B.2.2 of the Corporate Governance Code states that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

At each annual general meeting, one-third of the Directors for the time being shall retire from office by rotation. However, if the number of Directors is not a multiple of three, then the number nearest to but not less than one-third shall be the number of retiring Directors. The Directors to retire in each year shall be those who have been in office longest since their last re-election or appointment but, as between persons who became or were last re-elected Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot.

Each of our executive Directors has entered into a director agreement with our Company. The term of office of our executive Directors is disclosed under "Directors' Report" on page 35 of this annual report.

Each of our non-executive Directors entered into an appointment letter with our Company. The term of office of our non–executive Directors is disclosed under "Directors' Report" on page 36 of this annual report.

Each of our independent Directors has entered into an appointment letter with our Company. The term of office of our independent Directors is disclosed under "Directors' Report" on page 36 of this annual report.

# Corporate Governance

## Responsibilities, Accountabilities and Contributions of the Board and Management

The Board is the primary decision-making body of the Company and is responsible for overseeing the Group's businesses, strategic decisions and performance and is collectively responsible for promoting the success of the Company by directing and supervising its affairs. The Board makes decisions objectively in the interests of the Company. All Directors, including independent Directors, have brought a wide spectrum of valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning. The Group's senior management is responsible for the day-to-day management of the Group's business and is responsible for overseeing the general operation, business development, finance, marketing, and operations.

The Board reserves for its decision all major matters relating to policy matters, strategies and budgets, internal control and risk management, material transactions (in particular those that may involve conflict of interests), financial information, appointment of directors and other significant operational matters of the Company. Responsibilities relating to implementing decisions of the Board, directing and coordinating the daily operation and management of the Company are delegated to the management.

## Board Committees

The Board has established three committees, namely, the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written terms of reference (the charter). The terms of reference (the charter) of the Board committees are available on the websites of the Company and the Hong Kong Stock Exchange.

### Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Hong Kong Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Group, review and approve related party transactions and provide advice and comments to the Board.

The Audit Committee comprises three independent Directors, being Mr. Tze-Kaing Yang, Dr. Zhiwu Chen and Ms. May Yihong Wu, each being our independent Director with the appropriate professional qualifications, with Mr. Tze-Kaing Yang as the chairman of the Audit Committee.

During the period from the Primary Conversion Date and up to December 31, 2022, the Audit Committee did not hold any meeting. The Audit Committee will hold at least four meetings and meet the external auditors at least twice in the forthcoming year in accordance with the Corporate Governance Code and its terms of reference.

The following is a summary of work performed by the Audit Committee during the Reporting Period:

•       reviewed the performance of the Company's independent auditors;

•       oversaw the annual audit and interim and quarterly reviews; and

•       oversaw the financial reporting process, risk management and internal controls.

The Audit Committee has reviewed the consolidated financial statements of the Group for the Reporting Period, including the audited consolidated annual results of the Group for the year ended December 31, 2022 and has met with the independent auditor, Deloitte Touche Tohmatsu. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the consolidated financial statements of the Group have been audited by the independent auditor of the Company, Deloitte Touche Tohmatsu.

## Compensation Committee

The Company has established a Compensation Committee in compliance with Rule 3.25 of the Hong Kong Listing Rules and the Corporate Governance Code.

The primary duties of the Compensation Committee are to evaluate the performance of our Directors and senior management, review and make recommendations to the Board with respect to their compensation and review the Company's general compensation and employee benefit plans.

The Compensation Committee has adopted the second model described in code provision E.1.2(c) under the Corporate Governance Code (i.e. make recommendation to our Board on the compensation packages of individual executive Directors and senior management).

The Compensation Committee comprises three Directors, being Ms. May Yihong Wu and Mr. Tze-Kaing Yang, being our independent Directors, and Mr. Boquan He, being our non-executive Director, with Ms. May Yihong Wu as the chairwoman of the Compensation Committee.

During the period from the Primary Conversion Date and up to December 31, 2022, the Compensation Committee did not hold any meeting. The Compensation Committee will hold at least two meetings in the forthcoming year in accordance with the Corporate Governance Code and its terms of reference.

# Corporate Governance

The following is a summary of work performed by the Compensation Committee during the Reporting Period:

- determined the policy for the compensation of executive directors;

- assessed performance of executive directors; and

- reviewed the goals and objectives of the Directors' and senior management's compensation plans.

During the year ended December 31, 2022, the Company terminated the 2017 Share Incentive Plan and adopted the 2022 Share Incentive Plan, which were reviewed and approved by the Compensation Committee. Details of the 2022 Share Incentive Plan are set out in the sub-section headed " – Share Incentive Plans – 3. The 2022 Share Incentive Plan" on pages 70 to 71 of this annual report.

Details of the Directors' remuneration for the year ended December 31, 2022 are set out in Note 23 to the consolidated financial statements.

Remuneration by band of the senior management of the Group for the year ended December 31, 2022 is set out below:

| Remuneration band (RMB) | Number of senior management |
| --- | ---: |
| 0-5,000,000 | 1 |
| 5,000,001-10,000,000 | 3 |
| **Total** | **4** |

*Note:* Those remuneration includes share options and/or restricted shares in respect of their services to the Group under the share incentive plans of the Company. Details are set out in Note 15 to the consolidated financial statements. The share-based compensation in respect of the individuals were based on the expenses recognized in the Group's consolidated statements of operations during the years ended December 31, 2022, which did not represent the actual fair value of the share options received upon exercise and the restricted shares vested in the corresponding periods.

## Corporate Governance and Nominating Committee

The Company has established a Corporate Governance and Nominating Committee in compliance with the Corporate Governance Code and Rule 3.27A of the Hong Kong Listing Rules.

The primary duties of the Corporate Governance and Nominating Committee include, among other things, in respect of its nomination functions, to make recommendations to the Board on the appointment of Directors and to develop, recommend and periodically review the process and criteria of Board member selection, and in respect of its corporate governance functions, to develop, recommend and periodically review a set of corporate governance guidelines, to advise the Board periodically with respect to significant developments in the law and practice of corporate governance as well as the Company's compliance therewith, to review the Board's leadership structure and recommend changes to the Board as appropriate, and to consider, develop and recommend such policies and procedures with respect to the nomination of Directors or other corporate governance matters as may be required pursuant to any rules promulgated by the NYSE, the rules and regulations of the SEC, the Hong Kong Listing Rules or otherwise considered to be desirable and appropriate.

The Corporate Governance and Nominating Committee comprises of three independent Directors, being Ms. May Yihong Wu, Mr. Jinbo Yao and Dr. Zhiwu Chen, with Dr. Zhiwu Chen as the chairman of Corporate Governance and Nominating Committee during the period from the Primary Conversion Date and up to December 31, 2022.

Due to adjustment of work arrangements, with effect from March 28, 2023, (a) Mr. Jinbo Yao ceased to be a member of the Corporate Governance and Nominating Committee; (b) Dr. Zhiwu Chen ceased to be the chairman but remains to be a member of the Corporate Governance and Nominating Committee; and (c) Ms. Jingbo Wang was appointed as the chairwoman of the Corporate Governance and Nominating Committee.

During the period from the Primary Conversion Date and up to December 31, 2022, the Corporate Governance and Nominating Committee did not hold any meeting. The Corporate Governance and Nominating Committee will hold at least one meeting in the forthcoming year in accordance with the Corporate Governance Code and its terms of reference.

The following is a summary of work performed by the Corporate Governance and Nominating Committee during the Reporting Period:

• reviewed the structure, size and composition (including the skills, knowledge and experience of the Directors) of the Board;

• advised the Board with respect to its composition, procedures and committees;

• assessed the independence of Directors who are subject to applicable independence requirements; and

• oversaw of the evaluation of the Board.

During the Reporting Period, the Corporate Governance and Nominating Committee reviewed the director nomination policy and the board diversity policy, the details of which are set forth below, and considered that the said policies were appropriate and effective.

## Board Diversity Policy

Our Company recognizes and embraces the benefits of having a diverse Board and sees increasing diversity at the Board level, including gender diversity, as an essential element in maintaining the Company's competitive advantage and enhancing its ability to attract, retain and motivate employees from the widest possible pool of available talent. We have a set of board diversity policy and criteria by which Board candidates shall be identified and selected in place pursuant to the Corporate Governance and Nominating Committee Charter adopted by the Board on November 14, 2022 and effective from December 23, 2022. To achieve diversity on the Board, the Corporate Governance and Nominating Committee shall not set restrictions on and shall take into consideration of the gender, age, nationality, culture, educational background and professional experience of Board candidates. The Corporate Governance and Nominating Committee will discuss periodically and when necessary, agree on the measurable objectives for achieving diversity, including gender diversity, on the Board and recommend them to the Board for formal adoption.

# Corporate Governance

Our Company has also taken, and will continue to take steps to promote gender diversity at all levels of the Company, including but not limited to our Board and the senior management levels. Currently, three of our Directors are female, demonstrating that we have realized gender diversity in our Board. We recognize that the gender diversity at our Board level can be improved given that the majority of our Directors are male. As of the date of this annual report, the Company has not set a target figure and timetable for increasing gender diversity at our Board level. We will continue to ensure gender diversity in the recruitment of middle and senior staff so that our management includes a wide range of genders, thereby allowing a diverse group of potential successors to succeed our Board in due course. As of December 31, 2022, the Group had seven senior executives, of whom five were male and two were female. As of December 31, 2022, the Group had 2,884 employees of which 1,091 (37.8%) were male and 1,793 (62.2%) were female. The Board believes that the Company has achieved gender diversity among its employees and has not adopted any plan or measurable target for gender diversity as of the date of this annual report and is not aware of any factors or circumstances that would make it more challenging or less relevant for the Group to achieve gender diversity among its employees.

As of the date of this annual report, our Company had a total of nine Directors. There is a diverse mix of educational background and professional experience. The Corporate Governance and Nominating Committee has reviewed the board diversity and considers that, appropriate balance has been stricken among the Board members in terms of skills, experience and perspectives.

## Dividend Policy

In accordance with code provision F.1.1 of the Corporate Governance Code, the Company adopted a dividend policy on August 10, 2022, which outlines the principles and guidelines that the Company intends to apply in relation to the declaration, payment and distribution of dividends to the Shareholders. For further details of dividend policy, please refer to sub-section headed "Dividend Policy and Dividend" in the "Directors' Report" section of this annual report.

## Director Nomination Policy

In accordance with the Corporate Governance Code, the Company have a set of nomination policy for nomination of directors (the "**Director Nomination Policy**") in place pursuant to the Corporate Governance and Nominating Committee Charter adopted by the Board on November 14, 2022 and effective from December 23, 2022. Such policy ensures that the Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company's business.

According to the Director Nomination Policy:

(i)     the ultimate responsibility for selection and appointment of Directors rests with the entire Board;

(ii)    the Corporate Governance and Nominating Committee shall identify, consider and recommend suitable individuals to the Board to consider and to make recommendations to the Shareholders for election of Directors at a general meeting either to fill a casual vacancy or as an addition to the Board;

(iii)  in assessing the suitability and the potential contribution to the Board of a proposed candidate, the Nominating and Corporate Governance Committee would reference, among others, the candidates' reputation for integrity, professional qualifications and skills, accomplishment and experience in the wealth management sector, commitment in respect of available time and relevant interest, independence of proposed independent Directors; and diversity in all aspects; and

(iv)  the Corporate Governance and Nominating Committee shall make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors.

## Continuous Professional Development of Directors

Directors shall keep abreast of regulatory developments and changes in order to effectively perform their responsibilities and to ensure that their contribution to the Board remains informed and relevant.

Directors should participate in continuous professional development to develop and refresh their knowledge and skills.

During the year ended December 31, 2022, the key methods of attaining continuous professional development by each of the Directors are recognized as follows:

| Director | Attended training sessions | Reading Material |
|---|---|---|
| Jingbo Wang | 1/1 | Yes |
| Zhe Yin | 1/1 | Yes |
| Chia-Yue Chang | 1/1 | Yes |
| Neil Nanpeng Shen | 1/1 | Yes |
| Boquan He | 1/1 | Yes |
| May Yihong Wu | 1/1 | Yes |
| Tze-Kaing Yang | 1/1 | Yes |
| Jinbo Yao | 1/1 | Yes |
| Zhiwu Chen | 1/1 | Yes |

## Directors' Responsibility in Respect of the Financial Statements

The Directors acknowledge their responsibility for preparing the financial statements of the Company for the year ended December 31, 2022. The management of the Company has provided to the Board such explanation and information as are necessary to enable the Board to carry out an informed assessment of the Company's financial statements, which are put to the Board for approval. The Company provides all members of the Board with quarterly updates on Company's performance, positions and prospects. The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern.

The statement by the auditor of the Company, Deloitte Touche Tohmatsu, about their reporting responsibilities on the financial statements is set out in the Independent Auditor's Report on pages 75 to 78 of this annual report.

# Corporate Governance

## Risk Management and Internal Control

The Board acknowledges that it is responsible for the risk management and internal control systems and reviewing their effectiveness. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board is responsible for evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company's strategic objectives, and ensuring that the Company establishes and maintains appropriate and effective risk management and internal control systems. The Board oversees risk management functions directly and also through the Audit Committee and the senior management.

The senior management is responsible for the overall implementation of risk management and internal control plans and policies determined by the Board and managing the risks in connection with all of the Company's business operations. The senior management identifies, assess and take measures against any significant risks that the Company is facing, and reviews the risk assessment report on a regular basis and reports to the Board on a regular basis during the Reporting Period.

The Audit Committee assists the Board in leading the management and monitoring and overseeing the risk management and internal control systems through the internal audit department, and reporting and making recommendations to the Board where appropriate.

The Board, supported by the Audit Committee and management, reviewed the management reports and the internal audit reports. For the Reporting Period, the Board considered the risk management and internal control systems of the Company effective and adequate. The annual review also covered the financial reporting, internal audit function, adequacy of resources, staff qualifications and experiences, as well as the adequacy of training programs and budget of the Company's accounting, internal audit and financial reporting functions.

The Board is responsible for the handling and dissemination of inside information. In order to ensure the market and stakeholders are timely and fully informed about the material developments in the Company's business, the Board has adopted the inside information disclosure policy regarding the procedures of proper information disclosure. As such, the inside information will not be passed on to any external party.

## Whistleblowing Policy

The Company adopted a whistleblowing policy (the "**Whistleblowing Policy**") and the Whistleblowing Policy was amended on July 6, 2020. The purpose of the Whistleblowing Policy is to (i) provide a trusted avenue for employees, vendors, customers and other stakeholders to report serious wrongdoing or concerns, particularly in relation to fraud, controls or ethics, without fear of reprisals when whistleblowing in good faith; and (ii) to ensure that robust arrangements are in place to facilitate independent investigation of the reported concern and for the appropriate follow up actions to be taken.

The nature, status and the results of the complaints received under the Whistleblowing Policy are reported to the chairman of the Audit Committee. No incident of fraud or misconduct that have material effect on the Group's financial statements or overall operations for the year ended December 31, 2022 has been discovered. The Whistleblowing Policy and system to allow employees and those who deal with the Company (e.g. customers and suppliers) to raise concerns, in confidence and anonymity, with the Committee about possible improprieties in any matter related to the Company.

## Anti-bribery and Anti-corruption Policy

The Company adopted an anti-bribery and anti-corruption policy (the "**Anti-bribery and Anti-corruption Policy**") and the Anti-bribery and Anti-corruption Policy was amended on April 1, 2022. The Group is committed to achieving the highest standards of integrity and ethical behavior in conducting business. The Anti-bribery and Anti-corruption Policy form an integral part of the Group's corporate governance framework. The Anti-bribery and Anti-corruption Policy set out the specific behavioral guidelines that the Group's personnel must follow to combat corruption. It demonstrates the Group's commitment to the practice of ethical business conduct and the compliance of the anti-corruption laws and regulations that apply to its local and foreign operations. In line with this commitment and to ensure transparency in the Group's practices, this Anti-Bribery and Anti-corruption Policy has been prepared as a guide to all Group employees. In addition, pursuant to the Anti-Bribery and Anti-corruption Policy, the legal and compliance department of the Company also includes anti-commercial bribery clauses in contract templates to clearly specify the integrity requirements for its business partners.

The Anti-bribery and Anti-corruption Policy is reviewed and updated periodically to align with the applicable laws and regulations as well as the industry best practice.

## Joint Company Secretaries

Mr. Qing Pan and Ms. Ng Wing Shan are the Company's joint company secretaries. Ms. Ng Wing Shan is an external secretarial service provider.

All Directors have access to the advice and services of the joint company secretaries on corporate governance and board practices and matters. Mr. Pan, a joint company secretary of the Company, has been designated as the primary contact person at the Company who would work and communicate with Ms. Ng, also a joint company secretary on the Company's corporate governance and secretarial and administrative matters.

During the period from the Primary Conversion Date and up to December 31, 2022, Mr. Qing Pan and Ms. Ng Wing Shan have taken the required number of hours of relevant professional trainings under rule 3.29 of the Hong Kong Listing Rules.

## Auditor's Remuneration

A breakdown of the remuneration in respect of audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP and Deloitte Touche Tohmatsu, our principal external auditors, to the Company for the year ended December 31, 2022 is set out below:

| Service category | Fee paid/ payable (RMB'000) |
| --- | --- |
| Audit services | 9,950 |
| Audit-related services | 5,290 |
| Tax and other services | 1,752 |

The non-audit service performed by our principal external auditors included audit-related services, which comprise service rendered by our principal external auditors in connection with the Secondary Listing, and tax and other services related to tax planning, tax compliance and other consulting service.

# Corporate Governance

## Shareholders' Rights

To safeguard Shareholders' interests and rights, a separate resolution is proposed for each substantially separate issue at general meetings, including the election of individual Directors. All resolutions put forward at general meetings will be voted on by poll pursuant to the Hong Kong Listing Rules and poll results will be posted on the websites of the Company and of the Hong Kong Stock Exchange after each general meeting.

### Convening an Extraordinary General Meeting and Putting Forward Proposals by Shareholders

Shareholders may put forward proposals for consideration at a general meeting of the Company according to the Articles of Association. Pursuant to Article 54 of the Articles of Association, extraordinary general meetings shall be convened on the written requisition of any one or more members holding together, as of the date of deposit of the requisition, shares representing not less than one-tenth of the paid up capital of the Company on a one vote per share basis, which carry the right of voting at general meetings of the Company. The requisition must state the objects of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists and deposited at the principal place of business of the Company (with a copy forwarded to the registered office), and may consist of several documents in like form each signed by one or more requisitionists. If the Directors do not within 21 calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further 21 calendar days, the requisitionists, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the second said 21 calendar days.

### Procedure for Shareholders to Propose a Person for Election as a Director

Shareholders may propose a person for election as a director, the procedures for which are available on the Company's website.

### Putting Forward Enquiries to the Board

For putting forward any enquiries to the Board, Shareholders may send written enquiries to the Company. The Company will not normally deal with verbal or anonymous enquiries.

### Contact Details

Shareholders may send their enquiries or requests as mentioned above to the following for the attention of the Joint Company Secretaries:

Address: L4, Bldg 2, Changyang Valley, 1687 Changyang Rd., Shanghai, China 200090
Telephone: +86 21 8035 8292
Email: ir@noahgroup.com

For the avoidance of doubt, Shareholder(s) must deposit and send the original duly signed written requisition, notice or statement, or enquiry (as the case may be) to the above address and provide their full name, contact details and identification in order to give effect thereto. The information of the Shareholder(s) may be disclosed as required by law.

## Communication with Shareholders and Investor Relations

The Company considers effective communication with Shareholders is essential for enhancing investor relations and investor understanding of the Group's business performance and strategies.

The Company adopted a shareholders' communication policy in July 2020 to set out the Company's procedures in providing the Shareholders and the investment community with ready, equal and timely access to balanced and understandable information about the Company, in order to enable the Shareholders to exercise their rights in an informed manner and to allow the Shareholders and the investment community to engage actively with the Company. The shareholders' communication policy requires the policy to be reviewed at least annually to ensure its continued effectiveness and compliance with the prevailing regulatory and other requirements.

Shareholders and potential investors are encouraged to access to the Company's website at **ir.noahgroup.com**, which has provided more comprehensive information to enhance the transparency and communication effectiveness between the Company, Shareholders and the investment community. The Company endeavors and has established a number of channels to maintain an on-going dialogue with its Shareholders as follows:

- corporate information, including the Articles of Association, key corporate governance policies and terms of reference of the Board committees, is made available on the Company's website;

- announcements and notices are made through the Hong Kong Stock Exchange and published on the respective website of the Company and website of the Hong Kong Stock Exchange at **www.hkex.com.hk**;

- corporate communications such as directors' report, annual reports, interim reports, quarterly reports and circulars are issued in printed form and are available on the websites of the Company and the Hong Kong Stock Exchange;

- annual general meeting of the Company gives opportunities for Shareholders to meet with the Directors and senior management and to raise questions at the meeting every year;

- the Company's share registrar serves the Shareholders in respect of share registration, dividend payment, change of Shareholders' particulars and related matters; and

- Shareholders and the investment community may at any time give feedback to and communicate with the Directors or management through the joint company secretaries by post to the principal place of business of the Company in Hong Kong or by e-mail to ir@noahgroup.com.

# Corporate Governance

With the above measures in place, the shareholders communication policy is considered to have been effectively implemented.

The Company discloses information and publishes periodic reports and announcements to the public in accordance with the Hong Kong Listing Rules, the relevant laws and regulations. The primary focus of the Company is to ensure information disclosure is timely, fair, accurate, truthful and complete, thereby enabling Shareholders, investors as well as the public to make rational and informed decisions.

## Significant Changes to Constitutional Documents

During the year ended December 31, 2022, the Company has adopted the latest Articles of Association pursuant to the resolutions of the Company's shareholders on December 16, 2022 which became effective on December 23, 2022. Such changes to the Articles of Association were to (i) comply with the Core Shareholder Protection Standards under Appendix 3 to the Hong Kong Listing Rules, (ii) remove provisions relating to Class B ordinary shares of the Company, and (iii) incorporate certain consequential and housekeeping amendments. Save for the aforementioned changes, there was no significant change in the memorandum and articles of association of the Company during the year ended December 31, 2022.

## Directors' and Chief Executives' Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations

As of December 31, 2022, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

| Name | Nature of interest | Number of Shares/ underlying Shares | Approximate % of interest in the total number of issued Shares[(1)] |
|---|---|---|---|
| Ms. Jingbo Wang[(2)] | Beneficiary of a trust | 6,815,144 | 21.33% |
| | Beneficial owner | 32,500 | 0.16% |
| Mr. Zhe Yin[(3)] | Beneficiary of a trust | 1,711,800 | 5.35% |
| Ms. Chia-Yue Chang[(4)] | Interest in controlled corporation | 2,064,501 | 6.46% |
| Mr. Boquan He[(5)] | Interest in controlled corporation | 1,639,872 | 5.13% |
| Mr. Neil Nanpeng Shen[(6)] | Interest in controlled corporation | 1,650,000 | 5.17% |
| | Beneficial owner | 202,261 | 0.63% |
| Ms. May Yihong Wu[(7)] | Beneficial owner | 19,000 | 0.05% |
| Mr. Tze-Kaing Yang[(8)] | Beneficial owner | 71,518 | 0.22% |
| Dr. Zhiwu Chen[(9)] | Beneficial owner | 8,000 | 0.02% |
| Mr. Jinbo Yao[(10)] | Beneficial owner | 18,000 | 0.05% |

Notes:

(1)     The calculation is based on the total number of 31,945,575 ordinary shares in issue as of December 31, 2022.

(2)     Including (a) 32,500 Shares directly held by Ms. Jingbo Wang, and (b) 6,775,441 Shares and 39,703 underlying Shares wholly-owned and controlled by Jing Investors Co., Ltd. ("**Jing Investors**"), a BVI company wholly owned by Ark Trust (Hong Kong) Limited ("**Ark Trust**") in its capacity as trustee of the Jing Family Trust (the "**Trust**") constituted under the laws of Hong Kong, with Ms. Jingbo Wang as the settlor and Ms. Jingbo Wang and her family members as the beneficiaries. The Trust was established for the purposes of Ms. Jingbo Wang's wealth management and family succession planning. Jing Investors is directly wholly owned by Magic Beams Enterprises Ltd., a BVI company, which is in turn wholly owned by Art Trust, a professional trustee company. Ark Trust as trustee of the Trust has no power to dispose of the Shares held by Jing Investors except upon written instruction by Ms. Jingbo Wang, or to avoid adverse impact on the reputation of Ark Trust or any of its associates. Ms. Jingbo Wang is the sole director of Jing Investors and as such has power to vote and dispose of the Shares held by Jing Investors.

(3)     Including 1,646,150 Shares and 65,650 underlying Shares held by Yin Investment Co., Ltd., a company incorporated in BVI and wholly owned by Rhythm Profit Investment Ltd., which in turn wholly owned by Ark Trust as trustee of a trust that was established by Mr. Zhe Yin (as the settlor) for the benefit of Mr. Zhe Yin and his family. Mr. Zhe Yin was deemed to be interested in the Shares held by Yin Investment Co., Ltd.

(4)     Including 2,026,150 Shares and 38,351 underlying Shares held by Jia Investment Co., Ltd., a company incorporated in BVI and controlled by Ms. Chia-Yue Chang. Ms. Chia-Yue Chang was deemed to be interested in the Shares held by Jia Investment Co., Ltd.

(5)     Including 1,639,872 Shares held by Quan Investment Co., Ltd., a company incorporated in BVI and was controlled by Mr. Boquan He. Mr. Boquan He was deemed to be interested in the Shares held by Quan Investment Co., Ltd.

# Other Information

(6) Including (a) 202,261 Shares directly held by Mr. Neil Nanpeng Shen, and (b) 1,650,000 Shares were held by (i) Sequoia Capital China I, L.P., (ii) Sequoia Capital China Partners Fund I, L.P., and (iii) Sequoia Capital China Principals Fund I, L.P. The general partner of each of the three Sequoia Capital China funds is Sequoia Capital China Management I, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. Mr. Shen is a managing partner of Sequoia Capital China, an affiliate of the Sequoia Capital China funds.

(7) Including 17,000 Shares and 2,000 underlying Shares directly held by Ms. May Yihong Wu.

(8) Including 67,518 Shares and 4,000 underlying Shares directly held by Mr. Tze-Kaing Yang.

(9) Including 4,000 Shares and 4,000 underlying Shares directly held by Dr. Zhiwu Chen.

(10) Including 18,000 Shares directly held by Mr. Jinbo Yao.

Save as disclosed above, as of December 31, 2022, so far as is known to any Director or the chief executive of the Company, none of the Directors nor the chief executives of the Company had any interests or short positions in the Shares, underlying Shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which (a) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (b) were required, pursuant to the Model Code, to be notified to the Company and the Hong Kong Stock Exchange.

## Substantial Shareholders' Interests and Short Positions in Shares and Underlying Shares

As of December 31, 2022, the following persons (other than the Directors and chief executives whose interests have been disclosed above), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

| Name | Capacity/Nature of interest | Number of Shares/ underlying Shares | Approximate % of interest in the total number of issued Shares[1] |
|---|---|---|---|
| Ark Trust (Hong Kong) Limited[2][3] | Trustee | 8,526,944(L) | 26.69% |
| Jing Investors Co., Ltd.[2] | Beneficial owner | 6,815,144(L) | 21.33% |
| Magic Beams Enterprises Ltd.[2] | Interest in controlled corporation | 6,815,144(L) | 21.33% |
| Yiheng Capital Partners, L.P.[7] | Beneficial owner | 3,956,711(L) | 12.39% |
| Yiheng Capital Management, LP[7] | Interest in controlled corporation | 3,956,711(L) | 12.39% |
| Yuanshan Guo[7] | Interest in controlled corporation | 3,956,711(L) | 12.39% |
| FIL Limited[8] | Interest in controlled corporation | 2,443,847(L) | 7.60% |
| Pandanus Associates Inc.[8] | Interest in controlled corporation | 2,443,847(L) | 7.60% |
| Pandanus Partners L.P.[8] | Interest in controlled corporation | 2,443,847(L) | 7.60% |
| Jia Investment Co., Ltd.[4] | Beneficial owner | 2,064,501(L) | 6.46% |
| Rhythm Profit Investment Limited[3] | Interest in controlled corporation | 1,711,800(L) | 5.35% |
| Yin Investment Co., Ltd.[3] | Beneficial owner | 1,711,800(L) | 5.35% |
| SC China Holding Limited[6] | Interest in controlled corporation | 1,650,000(L) | 5.17% |
| Sequoia Capital China Management I, L.P.[6] | Interest in controlled corporation | 1,650,000(L) | 5.17% |
| SNP China Enterprises Limited[6] | Interest in controlled corporation | 1,650,000(L) | 5.17% |
| Quan Investment Co., Ltd.[5] | Beneficial owner | 1,639,872(L) | 5.13% |

(1)     The calculation is based on the total number of 31,945,575 ordinary shares in issue as of December 31, 2022.

(2) to (6) Please refer to the notes (2) to (6) to the previous table.

(7)     Represents 3,359,861 Shares and a call option to purchase 596,850 Shares (underlying 1,193,700 ADSs) held by Yiheng Capital Partners, L.P., a Delaware limited partnership managed by Yiheng Capital Management, LP, a Delaware limited partnership. Mr. Yuanshan Guo is the managing member of Yiheng Capital Management, LP.

(8)     Represents 2,443,847 Shares held by FIL Limited and its direct and indirect subsidiaries. FIL Limited was controlled by Pandanus Partners L.P., a New Hampshire limited partnership, which was in turn wholly owned by Pandanus Associates Inc., a New Hampshire based U.S. corporation.

Save as disclosed above, as of December 31, 2022, no person, other than the Directors whose interests are set out in the section headed "Directors' and Chief Executives' Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations" had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or would fall to be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

## Share Incentive Plans

We currently have the 2022 Share Incentive Plan in effect, which was adopted on December 16, 2022 and became effective on December 23, 2022. We previously granted options and/or awards under the 2008 Share Incentive Plan, the 2010 Share Incentive Plan and the 2017 Share Incentive Plan, all of which were terminated. However, there were still options and awards granted under the 2010 Share Incentive Plan and the 2017 Share Incentive Plan outstanding as of December 31, 2022.

1.     The 2010 Share Incentive Plan

The 2010 Share Incentive Plan was adopted by the Company on October 27, 2010 and was replaced by the 2017 Share Incentive Plan with effect from December 29, 2017, after which no awards under the 2010 Share Incentive Plan may be granted.

*Principal Terms of the 2010 Share Incentive Plan*

Below is a summary of the terms of the 2010 Share Incentive Plan:

**Purpose**. The purpose of the 2010 Share Incentive Plan is to promote the success and enhance the value of the Company by linking the personal interests of the members of the Board, employees, and consultants to those of the Company's shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company's Shareholders. The 2010 Share Incentive Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, employees, and consultants upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

# Other Information

**Maximum number of Shares available for issue.** The 2010 Share Incentive Plan has been terminated by the Company. Accordingly, no Shares in respect of which options, restricted shares, or restricted share units and other forms of share awards may be granted will be available for issue under the 2010 Share Incentive Plan as of the date of this annual report.

**Maximum entitlement of each participant.** Under the 2010 Share Incentive Plan, there was no maximum entitlement of each participant. The plan administrator has the discretion in determining the number of awards to be granted.

**Payment on Application or Acceptance of an Award.** The plan administrator has the discretion in determining the exercise price, grant price, or purchase price of the awards.

**Participants.** We may grant awards to the Directors, officers, employees, consultants and advisers.

**Vesting Schedule.** In general, the plan administrator determines the vesting schedule.

**Basis of determining the exercise price of options.** The exercise price per Share subject to an option shall be determined by the plan administrator which may be a fixed or variable price related to the fair market value of the Shares.

**Option period.** The plan administrator shall determine the time or times at which an option may be exercised in whole or in part; provided that the term of any option granted under the 2010 Share Incentive Plan shall not exceed ten years.

**Remaining life.** The 2010 Share Incentive Plan was terminated by the Company with effect from December 29, 2017. The share options and share awards outstanding under 2010 Share Incentive Plan will remain in full force and effective pursuant to the terms and conditions of the 2010 Share Incentive Plan as if it has not been amended or terminated, but no new awards (including options) shall be granted under the 2010 Share Incentive Plan following December 29, 2017.

Although the 2010 Share Incentive Plan has been terminated, the outstanding awards previously granted under that plan remain effective and will continue to be governed by the terms and conditions of the 2010 Share Incentive Plan. As of December 31, 2022, options to purchase an aggregate of 279,650 Shares had been granted and were outstanding, and no restricted shares had been issued and were outstanding under the 2010 Share Incentive Plan.

Details of movements of the share options granted under the 2010 Share Incentive Plan during the Reporting Period are as follows:

| Category and name of grantees | Dates of grant | Vesting Period | Number of share options: Outstanding as of the Primary Conversion Date | Granted during the period from the Primary Conversion Date and up to December 31, 2022 | Cancelled/ Lapsed during the period from the Primary Conversion Date and up to December 31, 2022 | Exercised during the period from the Primary Conversion Date and up to December 31, 2022 | Outstanding as of December 31, 2022 | Exercise price (US$ per Share) | Closing price[1] (US$ per Share) | Fair value[2] (US$ per Share) | Exercise Period |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Directors** | | | | | | | | | | | |
| Jingbo Wang | April 15, 2014 | (Note 3) | 1,350 | – | – | – | 1,350 | 27.82 | 31.54 | 18.70 | (Note 3) |
| | May 5, 2015 | (Note 3) | 4,102 | – | – | – | 4,102 | 34.74 | 71.04 | 45.81 | (Note 3) |
| | July 1, 2016 | (Note 3) | 17,500 | – | – | – | 17,500 | 38.72 | 48.22 | 27.92 | (Note 3) |
| | July 1, 2017 | (Note 3) | 2,750 | – | – | – | 2,750 | 45.84 | 57.30 | 23.75 | (Note 3) |
| Zhe Yin | April 15, 2014 | (Note 3) | 25,000 | – | – | – | 25,000 | 27.82 | 31.54 | 18.70 | (Note 3) |
| | May 5, 2015 | (Note 3) | 16,000 | – | – | – | 16,000 | 34.74 | 71.04 | 45.81 | (Note 3) |
| | July 1, 2016 | (Note 3) | 9,500 | – | – | – | 9,500 | 38.72 | 48.22 | 27.92 | (Note 3) |
| | July 1, 2017 | (Note 3) | 2,750 | – | – | – | 2,750 | 45.84 | 57.30 | 23.75 | (Note 3) |
| Chia-Yue Chang | May 5, 2015 | (Note 3) | 15,700 | – | – | – | 15,700 | 34.74 | 71.04 | 45.81 | (Note 3) |
| | July 1, 2016 | (Note 3) | 17,500 | – | – | – | 17,500 | 38.72 | 48.22 | 27.92 | (Note 3) |
| | July 1, 2017 | (Note 3) | 2,750 | – | – | – | 2,750 | 45.84 | 57.30 | 23.75 | (Note 3) |
| **Employees in aggregate** | | | | | | | | | | | |
| | April 15, 2014 | (Note 3) | 32,249 | – | – | – | 32,249 | 27.82 | 31.54 | 18.70 | (Note 3) |
| | May 5, 2015 | (Note 3) | 27,782 | – | – | – | 27,782 | 34.74 | 71.04 | 45.81 | (Note 3) |
| | July 1, 2016 | (Note 3) | 69,170 | – | – | – | 69,170 | 38.72 | 48.22 | 27.92 | (Note 3) |
| | July 1, 2017 | (Note 3) | 35,547 | – | – | – | 35,547 | 45.84 | 57.30 | 23.75 | (Note 3) |
| **Total** | | | 279,650 | – | – | – | 279,650 | | | | |

*Notes:*

(1) The closing price in this column refers to the weighted average closing price of the Shares immediately before the date on which the options were granted.

(2) The fair value in this column refers to the fair value of options at the date of grant. With respect to the accounting standard and policy adopted in calculation of such fair value, please refer to Note 15 to the consolidated financial statements.

(3) For options granted with exercisable date determined based on the grant date of options, the first 25% of the total options shall vest and can be exercised one year after the grant date, and the remaining 75% of the total options shall vest and become exercisable evenly at the end of each month during the subsequent three years. The maximum exercise period is ten years after the grant date of options.

# Other Information

2. The 2017 Share Incentive Plan

The 2017 Share Incentive Plan was adopted by the Company on December 29, 2017 and was replaced by the 2022 Share Incentive Plan with effect from December 23, 2022, after which no awards under the 2017 Share Incentive Plan may be granted.

*Principal Terms of the 2017 Share Incentive Plan*

Below is a summary of the terms of the 2017 Share Incentive Plan:

**Purpose.** The purpose of the 2017 Share Incentive Plan is to attract and retain the best available personnel by linking the personal interests of the Directors, and the officers, employees, consultants and advisers of our Group to our Company's success and by providing such individuals with an incentive for outstanding performance to generate superior returns for Shareholders.

**Maximum number of Shares available for issue.** The 2017 Share Incentive Plan has been terminated by the Company. Accordingly, no Shares in respect of which options, restricted shares, or restricted share units and other forms of share awards may be granted will be available for issue under the 2017 Share Incentive Plan as of the date of this annual report.

**Maximum entitlement of each participant.** Under the 2017 Share Incentive Plan, there was no maximum entitlement of each participant. The plan administrator has the discretion in determining the number of awards to be granted.

**Payment on Application or Acceptance of an Award.** The plan administrator has the discretion in determining the exercise price, grant price, or purchase price of the awards.

**Participants.** We may grant awards to the Directors, officers, employees, consultants and advisers.

**Vesting Schedule.** In general, the plan administrator determines the vesting schedule, which is set forth in the offer letter.

**Basis of determining the exercise price of options.** The exercise price per Share subject to an option shall be determined by the plan administrator which may be a fixed or variable price related to the fair market value of the Shares.

**Option period.** The plan administrator shall determine the time or times at which an option may be exercised in whole or in part; provided that the term of any option granted under the 2017 Share Incentive Plan shall not exceed ten years.

**Remaining life.** The 2017 Share Incentive Plan was terminated by the Company with effect from December 23, 2022. The share options and share awards outstanding under 2017 Share Incentive Plan will remain in full force and effective pursuant to the terms and conditions of the 2017 Share Incentive Plan as if it has not been amended or terminated, but no new awards (including options) shall be granted under the 2017 Share Incentive Plan following December 23, 2022.

As of December 31, 2022, 645,823 options outstanding and 89,855 restricted shares had been issued and were outstanding under the 2017 Share Incentive Plan.

Details of movements of the share options granted under the 2017 Share Incentive Plan during the Reporting Period are as follows:

| | | | | | Number of share options | | | | | | | |
| | | | | | | Cancelled/ | | | | | | |
| | | | Outstanding as | Granted | Lapsed | Exercised | Outstanding | | | | |
| | | | of the Primary | | during the period from | | as of | Exercise | Closing | Fair | |
| Category and name of | Dates of | Vesting | Conversion | | the Primary Conversion Date and up to | | December 31, | price | price[1] | value[2] | Exercise |
| grantees | grant | Period | Date | | December 31, 2022 | | 2022 | (US$ per Share) | (US$ per Share) | (US$ per Share) | Period |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Directors** | | | | | | | | | | | |
| Jingbo Wang | September 1, 2018 | (Note 3) | 4,000 | - | - | - | 4,000 | 75.26 | 94.08 | 57.65 | (Note 3) |
| | July 13, 2022 | (Note 3) | 10,000 | - | - | - | 10,000 | 29.06 | 36.32 | 26.59 | (Note 3) |
| Zhe Yin | September 1, 2018 | (Note 3) | 2,400 | - | - | - | 2,400 | 75.26 | 94.08 | 57.65 | (Note 3) |
| | July 13, 2022 | (Note 3) | 10,000 | - | - | - | 10,000 | 29.06 | 36.32 | 26.59 | (Note 3) |
| Chia-Yue Chang | September 1, 2018 | (Note 3) | 2,400 | - | - | - | 2,400 | 75.26 | 94.08 | 57.65 | (Note 3) |
| **Employees in aggregate** | | | | | | | | | | | |
| | September 1, 2018 | (Note 3) | 50,287 | - | - | - | 50,287 | 75.26 | 94.08 | 57.65 | (Note 3) |
| | December 1, 2020 | (Note 4) | 36,750 | - | - | - | 36,750 | 47.36 | 59.20 | 38.88 | (Note 4) |
| | April 6, 2021 | (Note 5) | 125,000 | - | - | - | 125,000 | 71.04 | 87.38 | 52.31 | (Note 5) |
| | April 12, 2021 | (Note 3) | 5,000 | - | - | - | 5,000 | 71.04 | 85.66 | 43.16 | (Note 3) |
| | April 26, 2021 | (Note 6) | 36,750 | - | - | - | 36,750 | 71.04 | 84.58 | 51.20 | (Note 6) |
| | June 2, 2021 | (Note 3) | 10,000 | - | - | - | 10,000 | 70.48 | 91.86 | 47.63 | (Note 3) |
| | August 25, 2021 | (Note 3) | 5,500 | - | - | - | 5,500 | 61.76 | 72.86 | 34.93 | (Note 3) |
| | October 25, 2021 | (Note 3) | 4,086 | - | - | - | 4,086 | 59.40 | 76.44 | 43.30 | (Note 3) |
| | July 13, 2022 | (Note 3) | 326,150 | - | - | - | 326,150 | 29.06 | 36.32 | 26.59 | (Note 3) |
| | October 3, 2022 | (Note 7) | 12,500 | - | - | - | 12,500 | 21.14 | 26.42 | 19.72 | (Note 7) |
| | November 1, 2022 | (Note 7) | 5,000 | - | - | - | 5,000 | 21.00 | 26.24 | 19.72 | (Note 7) |
| **Total** | | | **645,823** | **-** | **-** | **-** | **645,823** | | | | |

# Other Information

*Notes:*

(1) The closing price in this column refers to the weighted average closing price of the Shares immediately before the date on which the options were granted.

(2) The fair value in this column refers to the fair value of options at the date of grant. With respect to the accounting standard and policy adopted in calculation of such fair value, please refer to Note 15 to the consolidated financial statements.

(3) For options granted with exercisable date determined based on the grant date of options, the first 25% of the total options shall vest and can be exercised one year after the grant date, and the remaining 75% of the total options shall vest and become exercisable evenly at the end of each month during the subsequent three years. The maximum exercise period is ten years after the grant date of options.

(4) For options granted with exercisable date determined based on the grant date of options. There are four batches to be vested under this grant letter, and each batch in the amount of 14,000, 7,000, 7,000 and 8,750, respectively, shall vest during the first, second, third and fourth year after the grant date. The first 25% of the each batch shall vest and can be exercised one year after the grant dates; and the remaining 75% of shall vest and become exercisable evenly at the end of each month during the subsequent 3 years. The maximum exercise period for each batch is ten years after the grant dates of options.

(5) For options granted with exercisable date determined based on the grant date of options. There are four batches to be vested under this grant letter, and each batch in the amount of 50,000, 25,000, 25,000 and 25,000, respectively, shall vest during the first, second, third and fourth year after the grant date. The first 25% of the each batch shall vest and can be exercised one year after the grant dates; and the remaining 75% of shall vest and become exercisable evenly at the end of each month during the subsequent 3 years. The maximum exercise period for each batch is ten years after the grant dates of options.

(6) For options granted with exercisable date determined based on the grant date of options. There are four batches to be vested under this grant letter, and each batch in the amount of 14,000, 7,000, 7,000 and 8,750, respectively, shall vest during the first, second, third and fourth year after the grant date. The first 25% of the each batch shall vest and can be exercised one year after the grant dates; and the remaining 75% of shall vest and become exercisable evenly at the end of each month during the subsequent 3 years. The maximum exercise period for each batch is ten years after the grant dates of options.

(7) For options granted with exercisable date determined based on the grant date of options, the first 25% of the total options shall vest and can be exercised two years after the grant date, and the remaining 75% of the total options shall vest and become exercisable evenly at the end of each month during the subsequent three years. The maximum exercise period is 11 years after the grant date of options.

Details of movements of the restricted shares granted under the 2017 Share Incentive Plan during the Reporting Period are as follows:

| Category and name of grantees | Dates of grant | Vesting Period | Unvested as of the Primary Conversion Date | Granted | Lapsed | Vested | Unvested as of December 31, 2022 | Purchase price (US$ per Share) | Closing price[1] (US$ per Share) | Fair value[2] (US$ per Share) |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | **Number of restricted shares** | **during the period from the Primary Conversion Date and up to December 31, 2022** | | | | | | |
| **Directors** | | | | | | | | | | |
| Tze-Kaing Yang | August 29, 2021 | August 29, 2021 to August 29, 2023 | 4,000 | – | – | – | 4,000 | Nil | 73.58 | 73.58 |
| Zhiwu Chen | December 14, 2021 | December 14, 2021 to December 14, 2023 | 4,000 | – | – | – | 4,000 | Nil | 72.78 | 72.78 |
| May Yihong Wu | November 16, 2022 | November 16, 2022 to November 16, 2023 | 2,000 | – | – | – | 2,000 | Nil | 32.60 | 32.60 |
| **Employees in aggregate** | | | | | | | | | | |
| | November 11, 2020 | November 11, 2021 to November 11, 2024 | 270 | – | – | – | 270 | Nil | 60.12 | 60.12 |
| | December 1, 2020 | December 1, 2021 to December 1, 2024 | 1,251 | – | – | – | 1,251 | Nil | 63.26 | 63.26 |
| | August 10, 2020 | August 10, 2022 to August 10, 2030 | 78,334 | – | – | – | 78,334 | Nil | 61.38 | 61.38 |
| **Total** | | | **89,855** | **–** | **–** | **–** | **89,855** | | | |

Notes:

(1)    The closing price in this column refers to the weighted average closing price of the Shares immediately before the date on which the restricted shares were granted.

(2)    The fair value in this column refers to the fair value of restricted shares at the date of grant. With respect to the accounting standard and policy adopted in determination of such fair value, please refer to Note 2(q) to the consolidated financial statements.

# Other Information

3. The 2022 Share Incentive Plan

The 2022 Share Incentive Plan was adopted by the Company on the annual general meeting held on December 16, 2022 with effect from December 23, 2022. Further details of the 2022 Share Incentive Plan are set out in the circular of the Company dated November 14, 2022.

*Principal Terms of the 2022 Share Incentive Plan*

Below is a summary of the terms of the 2022 Share Incentive Plan:

**Purpose.** The purpose of the 2022 Share Incentive Plan is to promote the success and enhance the value of the Company by linking the personal interests of the relevant eligible individuals, including Directors, employees of the Group and related entities of the Company, and service providers to the Group, to those of the Shareholders and by providing such individuals with an incentive for outstanding performance to generate greater returns to the Shareholders, and to provide flexibility to the Company in their ability to motivate, attract, and retain the services of such eligible individuals upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

**Maximum number of Shares available for issue.** Under the 2022 Share Incentive Plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units and other forms of share awards may be granted is 3,000,000 Shares (the "**2022 Scheme Mandate Limit**"), representing approximately 9.4% of the total number of Shares outstanding as of the date of this annual report.

**Participants.** Subject to the requirements under the Hong Kong Listing Rules, we may grant awards to the Employee Participants (as defined in the 2022 Share Incentive Plan), Related Entity Participants (as defined in the 2022 Share Incentive Plan) and Service Providers (as defined in the 2022 Share Incentive Plan).

**Remaining life.** The 2022 Share Incentive Plan came to effect from the Primary Conversion Date and shall expire on the tenth anniversary of the Primary Conversion Date, after which no further awards shall be granted. The remaining life of the 2022 Share Incentive Plan is until December 23, 2032.

**Service Provider Sublimit.** Within the 2022 Scheme Mandate Limit, the maximum aggregate number of Shares which may be issued pursuant to all awards to be granted to Service Providers under the 2022 Share Incentive Plan initially as of the date of approval of the 2022 Share Incentive Plan was 60,000 Shares.

**Maximum Entitlement of Each Eligible Individual.** To the extent any grant of an award to an eligible individual would result in the Shares issued or to be issued in respect of all awards granted to such individual under the 2022 Share Incentive Plan or other share schemes of the Company in the 12-month period up to and including the date of such grant representing in the aggregate more than the limit set out in the Hong Kong Listing Rules (which is currently 1% of the Shares of the Company issued as of such date), such grant must be separately approved by the Shareholders with such eligible individual and his/her close associates (or associates if such individual is a connected person) abstaining from voting in accordance with the Hong Kong Listing Rules.

**Vesting Period of all Awards.** Awards granted under the 2022 Share Incentive Plan (other than cash-based awards) shall vest no earlier than the first anniversary of the date on which the award is granted, subject to certain exceptions.

**Exercise Price.** The exercise price per Share or ADS subject to an option and a share appreciation right shall be determined by the plan administrator at the time the option or the share appreciate right is granted and set forth in the award agreement which may be a price related to the fair market value (the "**Fair Market Value**") of the NYSE-traded ADSs (two NYSE-traded ADSs representing one Share), as applicable; provided, however, that the exercise price shall not be less than the higher of (i) the Fair Market Value of an NYSE-traded ADS (two NYSE-traded ADSs representing one Share) on the date of grant (which must be a trading day for the NYSE (a "**NYSE trading day**")) and (ii) the average Fair Market Value of an NYSE-traded ADS (two NYSE-traded ADSs representing one Share) for the five NYSE trading days immediately preceding the date of grant (or, if greater, the par value of a Share on such date(s)).

**Time and Conditions of Exercise.** The plan administrator shall determine the time or times at which an option may be exercised in whole or in part; provided that the term of any option granted under the 2022 Share Incentive Plan shall not exceed ten years from the date of grant of the option.

**Payment on Application or Acceptance of an Award.** Except as required by applicable laws, a participant is not required to pay any amount in order to apply or accept an award.

As of December 31, 2022, no options or other awards has been granted, vested, lapsed or cancelled under the 2022 Share Incentive Plan.

The number of options and awards available for grant under the scheme mandate limit and the service provider sublimit at the beginning and the end of the period from the Primary Conversion Date and up to December 31, 2022 are set out below:

| | Scheme Mandate Limit | | Service Provider Sublimit | |
| | Available for grant as of the Primary Conversion Date | Available for grant as of December 31, 2022 | Available for grant as of the Primary Conversion Date | Available for grant as of December 31, 2022 |
| --- | --- | --- | --- | --- |
| **Options and awards** | **3,000,000** | **3,000,000**[1] | **60,000** | **60,000**[2] |

Notes:

(1) On December 16, 2022, the Shareholders approved and confirmed the scheme mandate limit to 3,000,000 Shares, being approximately 9.4% of the total number of Shares outstanding as at the date of approval, which became effective on December 23,2022. Such scheme mandate limit is applicable to all share schemes of the Company. The number of options and awards available for grant as of December 31, 2022 shall also be subject to such scheme mandate limit, being 3,000,000 as of December 31, 2022.

(2) On December 16, 2022, the Shareholders approved and confirmed the service provider sublimit to 60,000 Shares, being approximately 0.2% of the total number of Shares outstanding as at the date of approval, which became effective on December 23,2022. Such service provider sublimit is applicable to all share schemes of the Company. The number of options and awards available for grant as of December 31, 2022 shall also be subject to such service provider sublimit, being 60,000 as of December 31, 2022.

## Other Information

The number of shares that may be issued in respect of options and awards granted under all schemes of the Company during the period from the Primary Conversion Date and up to December 31, 2022 is nil.

### Purchase, Sale or Redemption of the Company's Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange since the Primary Conversion Date and up to December 31, 2022.

### Disclosure of Changes in Directors' Information Pursuant to Hong Kong Listing Rule 13.51B(1)

Since the Primary Conversion Date and up to December 31, 2022, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Hong Kong Listing Rules.

### Use of Proceeds From the Global Offering

The net proceeds received by the Company from the Global Offering (as defined in the Prospectus) were approximately HK$315.6 million. The Company had not yet utilized the net proceeds from the Global Offering since its Secondary Listing on July 13, 2022 and up to December 31, 2022. There has been no change in the intended use of net proceeds as previously disclosed in the Prospectus and the Company expects to fully utilize the residual amount of the net proceeds in accordance with such intended purposes as disclosed in the Prospectus.

As of December 31, 2022, the Group had utilized the net proceeds as set out in the table below:

| Purpose | % of use of proceeds | Net proceeds (HK$ million) | Utilized amount for the year ended December 31, 2022 (HK$ million) | Utilized amount as of December 31, 2022 (HK$ million) | Unutilized amount as of December 31, 2022 (HK$ million) | Expected time frame for unutilized amount |
|---|---|---|---|---|---|---|
| Fund the further development of our wealth management business | 35% | 110.5 | 0 | 0 | 110.5 | by the end of 2024 |
| Fund the further development our asset management business | 15% | 47.3 | 0 | 0 | 47.3 | by the end of 2024 |
| Fund the selective pursuit of potential investments | 20% | 63.1 | 0 | 0 | 63.1 | by the end of 2024 |
| Fund the investment in our in-house technology across all business lines | 10% | 31.6 | 0 | 0 | 31.6 | by the end of 2024 |
| Fund our overseas expansion | 10% | 31.6 | 0 | 0 | 31.6 | by the end of 2024 |
| General corporate purposes (including but not limited to working capital and operating expenses) | 10% | 31.6 | 0 | 0 | 31.6 | by the end of 2024 |
| **Total** | **100%** | **315.6** | **0** | **0** | **315.6** | |

*Note:* The sum of the data may not add up to the total due to rounding.

As of December 31, 2022, all the unutilized net proceeds are held by the Company in short-term interest-bearing accounts at authorized licensed banks.

## Differences Between U.S. GAAP and IFRS

The consolidated financial statements for the year ended December 31, 2022 is prepared by the Directors of the Company under U.S. GAAP, which is different from IFRS. A reconciliation statement setting out the financial effect of any material differences between the financial statements prepared under U.S. GAAP and financial statements prepared using IFRS has been included in this annual report. Please refer to Note 25 to the consolidated financial statements for details.

## Material Litigation

The Company received a civil judgment from the Bozhou Intermediate People's Court of Anhui Province (the "**First Instance Court**"). The judgement related to a civil lawsuit brought by an external institution (the "**Plaintiff**") against Noah (Shanghai) Financial Leasing Co., Ltd. (the "**Defendant**"), a subsidiary of our Group.

The First Instance Court first accepted the civil lawsuit filed by the Plaintiff against the Defendant in August 2019 respecting the financial consultancy services provided by the Defendant to the Plaintiff on its investment process. The Defendant charged a fee of RMB500,000 for providing such consultancy services to the Plaintiff. In December 2020, the First Instance Court dismissed the Plaintiff's case. In March 2021, the High People's Court of Anhui Province (the "**Appellate Court**") dismissed the Plaintiff's appeal to the ruling of the First Instance Court. No contingent liabilities with respect to the civil claim were recorded by the Company as both the First Instance Court and the Appellate Court dismissed the Plaintiff's case.

The Plaintiff subsequently, for the third time, applied for a retrial to the Supreme People's Court. In February 2022, the Supreme People's Court issued an order revoking the aforementioned rulings and remanding the case to the First Instance Court for retrial. While the Company held the same view as before that the claim of the Plaintiff is without merit and is unfounded, in December 2022, the First Instance Court awarded the Plaintiff monetary damages of RMB99,000,000 and corresponding interests (the "**First-instance Ruling**"). The First-instance Ruling is not yet effective until the appellate process is concluded. Based on advice from the our PRC counsel to this civil lawsuit, we believe that the First-instance Ruling was reached based on incomplete factual information. The Defendant has already initiated the appeal process with respect to the First-instance Ruling, and intends to vigorously defend against the civil claim from the Plaintiff. Considering the judgment in the First-instance Ruling, although it remains subject to appeal and applicable post-judgement proceedings, the Group has reserved a contingent liability of RMB99.0 million as of December 31, 2022.

Save as disclosed above, we are not a party to, and we are not aware of any threat of, any judicial, arbitration or administrative proceedings during the year ended December 31, 2022, that, in the opinion of our Directors, are likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time be involved in litigation and claims incidental to the conduct of our business.

## Other Information

### Events after December 31, 2022

On March 12, 2023, the Company was aware of the recent incident of the closure of Silicon Valley Bank ("**SVB**") and appointment of the Federal Deposit Insurance Corporation of the United States as receiver (collectively, the "**SVB's Receivership**"). The Company announced that its exposure to any liquidity concern as a result of the SVB's Receivership was immaterial to the Company's business operations or financial condition, and that the Company had taken necessary measures to protect against or minimize the potential impact of the SVB's Receivership on the investment funds for which the Group acts as general partner or fund manager. For further details, please refer to the Company's announcement dated March 12, 2023.

As of the date of this annual report, the Company has transferred out all its cash and cash equivalents previously deposited with SVB. In addition, as general partner or fund manager, the Group has transferred out all funds' cash balances from SVB to their designated accounts. As a result, the Company has no remaining exposure to the SVB's Receivership.

Save as disclosed above, there were no other significant events that might adversely affect the Group after December 31, 2022 and up to the date of this annual report.

### Annual General Meeting and Record Date of the Annual General Meeting

The Company will arrange the time of convening the annual general meeting as soon as practicable and in accordance with the Hong Kong Listing Rules. A notice convening the annual general meeting will be published and dispatched to the Shareholders in the manner required by the Hong Kong Listing Rules and the Articles of Association in due course. Once the record date of the annual general meeting and the date of the annual general meeting is finalized, the Company will publish the announcement on the record date of the annual general meeting and the notice of the annual general meeting.

### Corporate Governance

A report on the principle corporate governance practices adopted by the Company is set out in the Corporate Governance Report on pages 46 to 60 of this annual report.

### Continuing Disclosure Obligations Pursuant to the Hong Kong Listing Rules

The Company does not have any other disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Hong Kong Listing Rules. All references above to other sections, reports or notes in this annual report form part of this annual report.

### Approval of Annual Report

The annual report and the consolidated financial statements of the Group for the year ended December 31, 2022 were approved and authorized for issue by the Board on March 27, 2023.

 

**To the Shareholders of Noah Holdings Private Wealth and Asset Management Limited**
(incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

## Opinion

We have audited the consolidated financial statements of Noah Holdings Private Wealth and Asset Management Limited (the "**Company**") and its subsidiaries and consolidated variable interest entities (collectively referred to as the "**Group**") set out on pages 79 to 184, which comprise the consolidated statement of balance sheet as of December 31, 2022, the consolidated statement of operations, consolidated statement of other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as of December 31, 2022, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America ("**U.S. GAAP**") and have been properly prepared in compliance with the Hong Kong Companies Ordinance.

## Basis for Opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing ("**HKSAs**") issued by the HKICPA. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the HKICPA's Code of Ethics for Professional Accountants ("**the Code**"), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

## Key Audit Matter

Key audit matter is the matter that, in our professional judgment, was of most significance in our audit of the consolidated financial statements of the current period. The matter was addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on the matter.

# Independent Auditor's Report

## Key Audit Matter (Continued)

**Key audit matter**

**Allowance for credit losses — Loan receivables**

As of December 31, 2022, the Company's allowance of credit losses on loan receivables ("ACLL") was RMB93.9 million, represents management's best estimate of losses inherent in the loan receivables. The Company estimated expected loss for loans with different risk characteristics by using a method which involves the probability of default and loss given default assumption derived from applicable statistical models. The methodology requires the projection of future loan repayments based on assumptions which are impacted by reasonable and supportable forecasts. The expected loss is computed on individual loan basis. In addition, adjustments for qualitative factors are made to the ACLL when unique risk factors are identified and not considered within the models.

Given the significant amount of judgment required by management to estimate the ACLL, performing audit procedures to evaluate the reasonableness of the estimated ACLL required a high degree of audit judgment and increased effort, including the need to involve our credit specialists.

**How our audit addressed the key audit matter**

Our audit procedures related to the Company's ACLL included the following, among others:

- We tested the design and operating effectiveness of controls implemented by the Company related to the estimation of ACLL, including the appropriateness of the models applied, the reasonableness of the assumptions utilized and the qualitative factors considered.

- On a sample basis, we tested the accuracy and completeness of the loan-level information and the internal historical data used.

- With the assistance of our specialists, we (i) evaluated the appropriateness of statistical models utilized by the management, (ii) evaluated the relevance and appropriateness of internal and external information applied in the models and (iii) tested the mathematical accuracy of management's calculation.

- We inspected management's documentation supporting the use of qualitative factors and analyzed the reasonableness of such factors.

## Other Information

The directors of the Company are responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

## Responsibilities of Directors and Those Charged with Governance for the Consolidated Financial Statements

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with U.S.GAAP and the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group's financial reporting process.

## Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion solely to you, as a body, in accordance with section 405 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

# Independent Auditor's Report

## Auditor's Responsibilities for the Audit of the Consolidated Financial Statements (Continued)

• Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

• Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in the independent auditor's report is Joseph Wing Ming Chan.

**Deloitte Touche Tohmatsu**
*Certified Public Accountants*
Hong Kong

March 28, 2023

# Consolidated Balance Sheets

(Amount in Thousands, Except Share and Per Share Data)

| | Notes | As of December 31, 2021 RMB | 2022 RMB | 2022 US$ |
|---|---|---|---|---|
| **Assets** | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | 2(g) | 3,404,603 | 4,403,915 | 638,508 |
| Restricted cash | 2(h) | 510 | 23,203 | 3,364 |
| Short-term investments (including short-term investments measured at fair value of RMB63,515 and RMB295,319 as of December 31, 2021 and 2022, respectively) | 5 | 92,803 | 315,979 | 45,813 |
| Accounts receivable, net of allowance for credit losses of RMB458 and RMB3,647 as of December 31, 2021 and 2022, respectively | 2(x) | 808,029 | 498,106 | 72,219 |
| Amounts due from related parties, net of allowance for credit losses of RMB30,128 and RMB25,666 as of December 31, 2021 and 2022, respectively | 2(x) | 451,389 | 443,424 | 64,290 |
| Loans receivable, net of allowance for credit losses of RMB93,926 and RMB93,859 as of December 31, 2021 and 2022, respectively | 12 | 595,766 | 465,780 | 67,532 |
| Other current assets | | 163,710 | 166,739 | 24,175 |
| **Total current assets** | | 5,516,810 | 6,317,146 | 915,901 |
| Long-term investments (including long-term investments measured at fair value of RMB457,284 and RMB706,413 as of December 31, 2021 and 2022, respectively) | 5 | 668,572 | 774,095 | 112,232 |
| Investments in affiliates | 7 | 1,402,083 | 1,491,820 | 216,293 |
| Property and equipment, net | 8 | 2,580,935 | 2,486,317 | 360,482 |
| Operating lease right-of-use assets, net | 13 | 223,652 | 168,192 | 24,386 |
| Deferred tax assets | 11 | 335,905 | 436,441 | 63,278 |
| Other non-current assets, net of allowance for credit losses of RMB4,000 and nil as of December 31, 2021 and 2022, respectively | 2(x) | 161,832 | 124,124 | 17,996 |
| **Total Assets** | | 10,889,789 | 11,798,135 | 1,710,568 |
| **Liabilities and Equity** | | | | |
| Current liabilities: (including amounts of the consolidated VIEs without recourse to Noah Holdings Private Wealth and Asset Management Limited See Note 2(b)) | | | | |
| Accrued payroll and welfare expenses | | 946,547 | 668,953 | 96,989 |
| Income tax payable | | 190,260 | 126,848 | 18,391 |
| Deferred revenues | | 63,631 | 67,967 | 9,854 |
| Other current liabilities | 9 | 649,255 | 473,175 | 68,604 |
| Contingent liabilities | 21 | 433,345 | 568,018 | 82,355 |
| **Total current liabilities** | | 2,283,038 | 1,904,961 | 276,193 |
| Deferred tax liabilities | 11 | 234,134 | 249,768 | 36,213 |
| Operating lease liabilities, non-current | 13 | 130,956 | 83,171 | 12,059 |
| Other non-current liabilities | | 100,020 | 59,760 | 8,664 |
| **Total Liabilities** | | 2,748,148 | 2,297,660 | 333,129 |

## Consolidated Balance Sheets

(Amount in Thousands, Except Share and Per Share Data)

| | Notes | 2021 RMB | 2022 RMB | 2022 US$ |
|---|---|---|---|---|
| | | | **As of December 31,** | |
| Contingencies | 21 | | | |
| | | | | |
| **Shareholders' equity:** | | | | |
| Ordinary shares (US$0.0005 par value): 91,394,900 Class A ordinary shares authorized, 22,683,970 shares issued and 21,764,455 shares outstanding as of December 31, 2021 and 100,000,000 ordinary shares authorized, 31,945,575 shares issued and 31,301,932 shares outstanding as of December 31, 2022 | 14 | 76 | **105** | **15** |
| 8,605,100 shares and nil Class B ordinary shares authorized, 8,315,000 and nil shares issued and outstanding as of December 31, 2021 and 2022, respectively | | 28 | **–** | **–** |
| Treasury stock: 919,515 and nil ordinary shares as of December 31, 2021 and 2022 respectively | 2(z) | (541,379) | **–** | **–** |
| Additional paid-in capital | | 3,534,741 | **3,803,183** | **551,410** |
| Retained earnings | | 5,187,323 | **5,604,954** | **812,642** |
| Accumulated other comprehensive loss | 2(v) | (140,014) | **(2,546)** | **(370)** |
| **Total Noah Holdings Private Wealth and Asset Management Limited shareholders' equity** | | 8,040,775 | **9,405,696** | **1,363,697** |
| Non-controlling interests | 2(j) | 100,866 | **94,779** | **13,742** |
| **Total Shareholders' Equity** | | 8,141,641 | **9,500,475** | **1,377,439** |
| **Total Liabilities and Equity** | | 10,889,789 | **11,798,135** | **1,710,568** |

The accompanying notes are an integral part of these consolidated financial statements.

# Consolidated Statements of Operations

(Amount in Thousands, Except Share and Per Share Data)

| | Notes | 2020 RMB | 2021 RMB | 2022 RMB | 2022 US$ |
|---|---|---|---|---|---|
| | | | | **Year Ended December 31,** | |
| **Revenues:** | | | | | |
| Revenues from others | | | | | |
| One-time commissions | | 679,014 | 1,130,894 | **617,636** | **89,549** |
| Recurring service fees | | 700,157 | 913,700 | **768,980** | **111,492** |
| Performance-based income | | 180,529 | 391,903 | **184,048** | **26,684** |
| Other service fees | | 196,151 | 161,982 | **223,441** | **32,396** |
| Total revenues from others | | 1,755,851 | 2,598,479 | **1,794,105** | **260,121** |
| Revenues from funds Gopher[1] manages | | | | | |
| One-time commissions | | 129,823 | 140,522 | **63,809** | **9,251** |
| Recurring service fees | | 1,230,042 | 1,195,309 | **1,145,435** | **166,072** |
| Performance-based income | | 208,996 | 392,290 | **125,528** | **18,200** |
| Total revenues from funds Gopher manages | | 1,568,861 | 1,728,121 | **1,334,772** | **193,523** |
| **Total revenues** | 10 | 3,324,712 | 4,326,600 | **3,128,877** | **453,644** |
| Less: VAT related surcharges | 2(n) | (18,886) | (33,506) | **(28,505)** | **(4,133)** |
| **Net revenues** | | 3,305,826 | 4,293,094 | **3,100,372** | **449,511** |
| **Operating cost and expenses:** | | | | | |
| Compensation and benefits | | | | | |
| Relationship manager compensation | | (613,999) | (920,896) | **(497,147)** | **(72,080)** |
| Performance-based compensation | | (85,413) | (158,043) | **(7,039)** | **(1,021)** |
| Other compensations | | (804,600) | (1,089,941) | **(937,696)** | **(135,953)** |
| Total compensation and benefits | 2(o) | (1,504,012) | (2,168,880) | **(1,441,882)** | **(209,054)** |
| Selling expenses | | (271,692) | (437,131) | **(349,014)** | **(50,602)** |
| General and administrative expenses | | (277,879) | (383,321) | **(235,319)** | **(34,118)** |
| (Provision for) reversal of credit losses | 2(x) | (8,083) | (112,959) | **424** | **61** |
| Other operating expenses, net | | (99,040) | (107,844) | **(115,653)** | **(16,768)** |
| Government subsidies | 2(r) | 113,356 | 115,939 | **129,521** | **18,779** |
| **Total operating cost and expenses** | | (2,047,350) | (3,094,196) | **(2,011,923)** | **(291,702)** |
| **Income from operations** | | 1,258,476 | 1,198,898 | **1,088,449** | **157,809** |

# Consolidated Statements of Operations

(Amount in Thousands, Except Share and Per Share Data)

| | Notes | Year Ended December 31, | | | |
| --- | --- | --- | --- | --- | --- |
| | | 2020<br>RMB | 2021<br>RMB | 2022<br>RMB | 2022<br>US$ |
| Other (expenses) income: | | | | | |
| Interest income | | 67,317 | 71,866 | 61,416 | 8,904 |
| Investment (loss) income | | (86,369) | 65,426 | 85,554 | 12,404 |
| Settlement expenses | 16 | (1,828,907) | (19,908) | – | – |
| Contingent litigation expenses | 21 | – | – | (99,000) | (14,354) |
| Other income (expense) | | 4,164 | (18,240) | 13,130 | 1,904 |
| **Total other (expenses) income** | | (1,843,795) | 99,144 | 61,100 | 8,858 |
| **(Loss) income before taxes and income from equity in affiliates** | | (585,319) | 1,298,042 | 1,149,549 | 166,667 |
| Income tax expense | 11 | (258,460) | (293,940) | (267,108) | (38,727) |
| Income from equity in affiliates | | 100,257 | 301,979 | 89,148 | 12,925 |
| **Net (loss) income** | | (743,522) | 1,306,081 | 971,589 | 140,865 |
| Less: net income (loss) attributable to non-controlling interests | | 1,703 | (8,050) | (4,982) | (722) |
| **Net (loss) income attributable to Noah Holdings Private Wealth and Asset Management Limited shareholders** | | (745,225) | 1,314,131 | 976,571 | 141,587 |
| Net (loss) income per share: | 3 | | | | |
| Basic | | (24.02) | 39.12 | 28.58 | 4.14 |
| Diluted | | (24.02) | 38.90 | 28.56 | 4.14 |
| Weighted average number of shares used in computation: | | | | | |
| Basic | | 31,020,439 | 33,585,818 | 34,166,016 | 34,166,016 |
| Diluted | | 31,020,439 | 33,781,773 | 34,198,071 | 34,198,071 |

Note 1: Gopher refers to the Group's subsidiaries and consolidated variable interest entities ("**VIEs**") under the brand Gopher Asset Management, through which the Group manages investments with underlying assets to better meet the diversified asset allocation and alternative investment demands of high net worth individuals and/or corporate entities.

The accompanying notes are an integral part of these consolidated financial statements.

# Consolidated Statements of Comprehensive (Loss) Income

(Amount in Thousands)

| | Notes | Year Ended December 31, | | | |
| --- | --- | --- | --- | --- | --- |
| | | 2020<br>RMB | 2021<br>RMB | **2022**<br>**RMB** | **2022**<br>**US$** |
| Net (loss) income | | (743,522) | 1,306,081 | **971,589** | **140,865** |
| Other comprehensive (loss) income, net of tax | | | | | |
|   Foreign currency translation adjustments | 2(u) | (176,910) | (60,851) | **137,555** | **19,944** |
|   Fair value fluctuation of available-for-sale<br>    investments, net of tax of nil | 6 | 771 | – | **–** | **–** |
| Total other comprehensive (loss) income,<br>  net of tax | | (176,139) | (60,851) | **137,555** | **19,944** |
| **Comprehensive (loss) income** | | (919,661) | 1,245,230 | **1,109,144** | **160,809** |
|   Less: comprehensive income (loss)<br>    attributable to non-controlling interests | | 1,727 | (8,001) | **(4,895)** | **(710)** |
| **Comprehensive (loss) income attributable to**<br>**Noah Holdings Private Wealth and Asset**<br>**Management Limited shareholders** | | (921,388) | 1,253,231 | **1,114,039** | **161,519** |

The accompanying notes are an integral part of these consolidated financial statements.

# Consolidated Statements of Changes in Equity

(Amount in Thousands, Except for Share Data)

| | Class A Ordinary Shares[2] | | Class B Ordinary Shares | | Treasury Stock | | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Total Noah Holdings Limited Shareholders' Equity | Non-controlling Interests | Total Shareholders' Equity |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Shares | RMB[1] | Shares | RMB | Shares | RMB | RMB | RMB | RMB | RMB | RMB | RMB |
| **Balance at December 31, 2019** | 22,484,657 | 75 | 8,315,000 | 28 | – | – | 2,181,323 | 4,734,992 | 97,049 | 7,013,467 | 861,493 | 7,874,960 |
| Net loss | – | – | – | – | – | – | – | (745,225) | – | (745,225) | 1,703 | (743,522) |
| Share-based compensation | – | – | – | – | – | – | 59,789 | – | – | 59,789 | – | 59,789 |
| Vesting of restricted shares | 75,253 | – | – | – | – | – | – | – | – | – | – | – |
| Issuance of ordinary shares upon exercise of options | 134,639 | 1 | – | – | – | – | 33,371 | – | – | 33,372 | – | 33,372 |
| Restricted share units for settlement (Note 16) | 78,993 | – | – | – | – | – | 1,290,811 | – | – | 1,290,811 | – | 1,290,811 |
| Other comprehensive income (loss) – foreign currency translation adjustments | – | – | – | – | – | – | – | – | (176,934) | (176,934) | 24 | (176,910) |
| Other comprehensive income – change in fair value of available-for-sale investments | – | – | – | – | – | – | – | – | 771 | 771 | – | 771 |
| Impact of acquisition (Note 2(b)) | – | – | – | – | – | – | – | – | – | – | 1,417 | 1,417 |
| Divestment of non-controlling interests | – | – | – | – | – | – | – | – | – | – | (90,849) | (90,849) |
| Distributions to non-controlling interests | – | – | – | – | – | – | – | – | – | – | (28,335) | (28,335) |
| Disposal of a subsidiary (Note 2(b)) | – | – | – | – | – | – | – | – | – | – | (649,220) | (649,220) |
| Repurchase of ordinary shares | – | – | – | – | (544,202) | (290,913) | – | – | – | (290,913) | – | (290,913) |
| Acquisition of non-controlling interests in subsidiaries | – | – | – | – | – | – | 373 | – | – | 373 | (4,373) | (4,000) |
| **Balance at December 31, 2020** | 22,773,542 | 76 | 8,315,000 | 28 | (544,202) | (290,913) | 3,565,667 | 3,989,767 | (79,114) | 7,185,511 | 91,860 | 7,277,371 |

# Consolidated Statements of Changes in Equity

(Amount in Thousands, Except for Share Data)

| | Class A Ordinary Shares[2] | | Class B Ordinary Shares | | Treasury Stock | | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Total Noah Holdings Limited Shareholders' Equity | Non-controlling Interests | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | RMB[1] | Shares | RMB | Shares | RMB | RMB | RMB | RMB | RMB | RMB | RMB |
| Net income | – | – | – | – | – | – | – | 1,314,131 | – | 1,314,131 | (8,050) | 1,306,081 |
| Share-based compensation | – | – | – | – | – | – | 51,037 | – | – | 51,037 | – | 51,037 |
| Treasury stock reissued for vesting of restricted shares, net | – | – | – | – | 57,064 | 32,557 | (5,700) | (26,857) | – | – | – | – |
| Treasury stock reissued for stock options exercised, net | – | – | – | – | 37,606 | 21,456 | (3,748) | (6,594) | – | 11,114 | – | 11,114 |
| Treasury stock reissued for settlement, net (Note 16) | – | – | – | – | 102,700 | 58,594 | 95,339 | (48,336) | – | 105,597 | – | 105,597 |
| Other comprehensive income (loss) – foreign currency translation adjustments | – | – | – | – | – | – | – | – | (60,900) | (60,900) | 49 | (60,851) |
| Receipt of employees' shares to satisfy tax withholding obligations related to share-based compensation | – | – | – | – | (89,572) | (34,788) | – | – | – | (34,788) | – | (34,788) |
| Non-controlling interest capital injection | – | – | – | – | – | – | 15,689 | – | – | 15,689 | 27,674 | 43,363 |
| Impact of acquisition (Note 2(b)) | – | – | – | – | – | – | – | – | – | – | 1,012 | 1,012 |
| Divestment of non-controlling interests | – | – | – | – | – | – | 3,547 | – | – | 3,547 | (14,190) | (10,643) |
| Distributions to non-controlling interests | – | – | – | – | – | – | – | – | – | – | (5,772) | (5,772) |
| Repurchase of ordinary shares | – | – | – | – | (572,683) | (363,073) | – | – | – | (363,073) | – | (363,073) |
| Acquisition of non-controlling interests in subsidiaries (Note 2(j)) | – | – | – | – | – | – | (187,090) | – | – | (187,090) | 8,283 | (178,807) |
| Retirement of treasury stock | (89,572) | – | – | – | 89,572 | 34,788 | – | (34,788) | – | – | – | – |
| **Balance at December 31, 2021** | 22,683,970 | 76 | 8,315,000 | 28 | (919,515) | (541,379) | 3,534,741 | 5,187,323 | (140,014) | 8,040,775 | 100,866 | 8,141,641 |

# Consolidated Statements of Changes in Equity

(Amount in Thousands, Except for Share Data)

| | Class A Ordinary Shares[2] | | Class B Ordinary Shares | | Treasury Stock | | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Total Noah Holdings Limited Shareholders' Equity | Non-controlling Interests | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | RMB[1] | Shares | RMB | Shares | RMB | RMB | RMB | RMB | RMB | RMB | RMB |
| Net income | – | – | – | – | – | – | – | 976,571 | – | 976,571 | (4,982) | 971,589 |
| Share-based compensation | – | – | – | – | – | – | 42,300 | – | – | 42,300 | – | 42,300 |
| Treasury stock reissued for vesting of restricted shares, net | – | – | – | – | 32,312 | 20,252 | (3,436) | (16,816) | – | – | – | – |
| Treasury stock reissued for stock options exercised, net | – | – | – | – | 6,009 | 3,585 | (618) | (1,474) | – | 1,493 | – | 1,493 |
| Restricted share units for settlement (Note 16) | 102,700 | – | – | – | – | – | – | – | – | – | – | – |
| Other comprehensive income (loss) – foreign currency translation adjustments | – | – | – | – | – | – | – | – | 137,468 | 137,468 | 87 | 137,555 |
| Receipt of employees' shares to satisfy tax withholding obligations related to share-based compensation | – | – | – | – | (70,704) | (23,111) | – | – | – | (23,111) | – | (23,111) |
| Non-controlling interest capital injection | – | – | – | – | – | – | – | – | – | – | 17,680 | 17,680 |
| Impact of acquisition (Note 2(b)) | – | – | – | – | – | – | – | – | – | – | 966 | 966 |
| Divestment of non-controlling interests | – | – | – | – | – | – | (10,315) | – | – | (10,315) | (13,338) | (23,653) |
| Distributions to non-controlling interests | – | – | – | – | – | – | (6,500) | – | – | (6,500) | (6,500) | (13,000) |
| Class B Ordinary Shares transfer to Class A Ordinary Shares (Note 3) | 8,315,000 | 28 | (8,315,000) | (28) | – | – | – | – | – | – | – | – |
| Issuance of ordinary shares upon completion of Hong Kong public Offering | 1,152,160 | 4 | – | – | – | – | 247,011 | – | – | 247,015 | – | 247,015 |
| Retirement of treasury stock | (951,898) | (3) | – | – | 951,898 | 540,653 | – | (540,650) | – | – | – | – |
| **Balance at December 31, 2022** | **31,301,932** | **105** | **–** | **–** | **–** | **–** | **3,803,183** | **5,604,954** | **(2,546)** | **9,405,696** | **94,779** | **9,500,475** |

1    The amount less than RMB1 is rounded to zero.

2    Upon adoption of the sixth amended memorandum and articles of association on December 23, 2022, the Company no longer has dual-class voting structure.

3    As of December 31, 2022, 643,643 ordinary shares were issued in relation to the future share awards for employees (Note 15) and settlement (Note 16). These shares are considered legally issued but not outstanding.

The accompanying notes are an integral part of these consolidated financial statements.

# Consolidated Statements of Cash Flows

(Amount in Thousands)

| | Year Ended December 31, | | | |
| --- | ---: | ---: | ---: | ---: |
| | 2020 | 2021 | 2022 | 2022 |
| | RMB | RMB | RMB | US$ |
| **Cash flows from operating activities:** | | | | |
| Net (loss) income | (743,522) | 1,306,081 | **971,589** | **140,865** |
| Adjustments to reconcile net (loss) income to net cash provided by operating activities: | | | | |
| Loss (gain) from disposal of property and equipment | 572 | (6,063) | **1,183** | **172** |
| Depreciation expenses | 98,452 | 146,567 | **155,968** | **22,613** |
| Non-cash lease expenses | 84,748 | 85,695 | **95,280** | **13,814** |
| Share-based settlement expenses | 1,290,811 | 19,908 | **–** | **–** |
| Share-based compensation expenses | 59,789 | 51,037 | **42,300** | **6,133** |
| Income from equity in affiliates, net of dividends | (60,397) | (206,218) | **(33,708)** | **(4,887)** |
| Loss from disposal of subsidiaries | 1,879 | – | **–** | **–** |
| Provision for (reversal of) credit losses | 8,083 | 112,959 | **(424)** | **(61)** |
| Amortization of unearned lease income | (3,091) | – | **–** | **–** |
| Impairment of long-term investments | 115,100 | 10,000 | **–** | **–** |
| Fair value (gains) losses of the consolidated funds | (11,383) | (2,520) | **10,483** | **1,520** |
| Fair value gains of equity investments measured at fair value | (6,458) | (67,420) | **(99,991)** | **(14,496)** |
| Changes in operating assets and liabilities: | | | | |
| Accounts receivable | (219,330) | (362,996) | **304,698** | **44,177** |
| Amounts due from related parties | 14,990 | 53,194 | **(2,040)** | **(296)** |
| Other current assets | (96,832) | 57,135 | **(17,001)** | **(2,465)** |
| Other non-current assets | (32,202) | (8,919) | **33,622** | **4,875** |
| Accrued payroll and welfare expenses | 149,903 | 240,925 | **(277,594)** | **(40,246)** |
| Income taxes payable | 14,034 | 49,483 | **(63,412)** | **(9,194)** |
| Deferred revenues | (29,080) | (7,982) | **4,336** | **629** |
| Other current liabilities | (361,210) | 191,420 | **(178,823)** | **(25,927)** |
| Other non-current liabilities | (2,578) | 99,165 | **(40,260)** | **(5,837)** |
| Contingent liabilities | 530,433 | (11,398) | **99,000** | **14,354** |
| Lease assets and liabilities | (22,463) | (93,805) | **(94,535)** | **(13,706)** |
| Trading debt securities | – | (14,804) | **(192,866)** | **(27,963)** |
| Deferred tax assets and liabilities | (67,330) | (119,606) | **(84,904)** | **(12,310)** |
| Acquisitions and sales of investment products | 83,435 | – | **–** | **–** |
| **Net cash provided by operating activities** | 796,353 | 1,521,838 | **632,901** | **91,764** |

The accompanying notes are an integral part of these consolidated financial statements.

# Consolidated Statements of Cash Flows

(Amount in Thousands)

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | **2020**<br>RMB | **2021**<br>RMB | **2022**<br>**RMB** | **2022**<br>**US$** |
| **Cash flows from investing activities:** | | | | |
| Purchases of property and equipment | (51,618) | (2,271,216) | **(62,710)** | **(9,092)** |
| Proceeds from disposal of property and equipment | – | 38,845 | **–** | **–** |
| Purchase of held-to-maturity investments | (225,000) | (17,000) | **(1,035)** | **(150)** |
| Proceeds from redemption of held-to-maturity investments | 176,389 | 101,639 | **9,662** | **1,401** |
| Purchases of available-for-sale investments | – | (15,000) | **–** | **–** |
| Proceeds from sale or redemption of available-for-sale investments | – | 15,632 | **–** | **–** |
| Purchases of short-term equity securities | – | (18,975) | **(1,722)** | **(250)** |
| Proceeds from short-term equity securities | – | 3,686 | **3,887** | **564** |
| Purchase of other long-term investments | (6,454) | (91,256) | **(3,943)** | **(572)** |
| Proceeds from sale of other long-term investments | 26,606 | 8,465 | **19,366** | **2,808** |
| Purchase of investments held by consolidated funds | – | (3,327) | **(75,029)** | **(10,878)** |
| Proceeds from investments held by consolidated funds | 72,608 | 8,777 | **30,627** | **4,440** |
| Loans to related parties | (164,993) | (28,629) | **(21,375)** | **(3,099)** |
| Principal collection of loans to related parties | 174,523 | 18,101 | **36,308** | **5,264** |
| Loans disbursement to third parties | (417,934) | (1,007,378) | **(200,111)** | **(29,012)** |
| Principal collection of loans originated to third parties | 639,551 | 685,978 | **348,446** | **50,521** |
| Increase in investments in affiliates | (67,865) | (101,988) | **(73,296)** | **(10,627)** |
| Capital return from investments in affiliates | 168,344 | 129,507 | **65,214** | **9,455** |
| Proceeds from disposal of subsidiaries, net of cash deconsolidated | 20,331 | – | **–** | **–** |
| Acquisitions, net of cash acquired | 8,096 | (27,955) | **–** | **–** |
| **Net cash provided by (used in) investing activities** | 352,584 | (2,572,094) | **74,289** | **10,773** |

The accompanying notes are an integral part of these consolidated financial statements.

# Consolidated Statements of Cash Flows

(Amount in Thousands)

| | Year Ended December 31, | | | |
| --- | ---: | ---: | ---: | ---: |
| | 2020 | 2021 | **2022** | **2022** |
| | RMB | RMB | **RMB** | **US$** |
| **Cash flows from financing activities:** | | | | |
| Proceeds from issuance of ordinary shares upon exercise of stock options | 33,372 | 11,114 | **1,493** | **216** |
| Proceeds from offering, net of issuance cost | – | – | **247,015** | **35,814** |
| Contribution from non-controlling interests | – | 43,363 | **17,680** | **2,563** |
| Distributions to non-controlling interests | (28,335) | (5,772) | **–** | **–** |
| Divestment of non-controlling interests | (90,849) | (10,643) | **(23,653)** | **(3,429)** |
| Payments to acquire non-controlling interests in subsidiaries | (4,000) | (178,807) | **–** | **–** |
| Payments of assumed liability resulting from certain asset acquisition | – | – | **(8,774)** | **(1,272)** |
| Payment for repurchase of ordinary shares | (281,610) | (372,376) | **–** | **–** |
| **Net cash (used in) provided by financing activities** | (371,422) | (513,121) | **233,761** | **33,892** |
| Effect of exchange rate changes | (148,745) | (46,714) | **81,054** | **11,751** |
| Net increases (decrease) in cash, cash equivalents and restricted cash | 628,770 | (1,610,091) | **1,022,005** | **148,180** |
| Cash, cash equivalents and restricted cash – beginning of the year | 4,393,934 | 5,022,704 | **3,412,613** | **494,782** |
| Cash, cash equivalents and restricted cash – end of the year | 5,022,704 | 3,412,613 | **4,434,618** | **642,962** |
| **Supplemental disclosure of cash flow information:** | | | | |
| Cash paid for income taxes | 310,586 | 364,120 | **407,384** | **59,065** |
| **Supplemental disclosure of non-cash investing and financing activities:** | | | | |
| Purchase of property and equipment in other current liabilities | 1,662 | 44,875 | **36,763** | **5,330** |
| Consideration payable of repurchase of ordinary shares | 9,303 | – | **–** | **–** |
| Operating lease right-of-use assets obtained in exchange for operating lease liabilities | 64,275 | 52,183 | **55,761** | **8,085** |
| Reconciliation to amounts on consolidated balance sheets: | | | | |
| Cash and cash equivalents | 5,005,211 | 3,404,603 | **4,403,915** | **638,508** |
| Restricted cash | 9,993 | 510 | **23,203** | **3,364** |
| Restricted cash – non-current included in other non-current assets | 7,500 | 7,500 | **7,500** | **1,090** |
| Total cash, cash equivalents and restricted cash | 5,022,704 | 3,412,613 | **4,434,618** | **642,962** |

The accompanying notes are an integral part of these consolidated financial statements.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 1. Organization and Principal Activities

The Company was incorporated on June 29, 2007 in the Cayman Islands with limited liability. The Company, through its subsidiaries and consolidated VIEs (collectively, the "**Group**"), is a leading and pioneer wealth management service provider in the People's Republic of China ("**PRC**") offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net wealth ("**HNW**") investors. The Group began offering services in 2005 through Shanghai Noah Investment Management Co., Ltd. ("**Noah Investment**"), a consolidated VIE, founded in the PRC in August 2005.

As of December 31, 2022, the Group conducted its business operations across more than 200 subsidiaries. The Company's principal subsidiaries are as follows:

| Name of subsidiaries | Principal Business Activities and Place of Operation | Date and Jurisdiction of Establishment | Share Capital/ Registered Capital | Nature of Legal Entity | Equity interest attributable to the Group |
|---|---|---|---|---|---|
| Noah Upright Fund Distribution Co., Ltd. | Wealth management in the PRC | November 18, 2003, PRC | RMB150 million | Limited liability company | 100% |
| Shanghai Noah Investment (Group) Co., Ltd. | Wealth management in the PRC | August 24, 2007, PRC | US$213.3 million | Limited liability company | 100% |
| Noah Insurance (Hong Kong) Limited | Wealth management in Hong Kong | January 3, 2011, Hong Kong | HK$1 million | Limited liability company | 100% |
| Noah Holdings (Hong Kong) Limited | Wealth and asset management in Hong Kong | September 1, 2011, Hong Kong | HK$80 million | Limited liability company | 100% |
| Gopher Capital GP Limited | Asset management in the Cayman Islands | May 11, 2012, Cayman Islands | US$100 | Limited liability company | 100% |
| Zigong Noah Financial Service Co., Ltd. | Wealth management in the PRC | October 22, 2012, PRC | RMB660 million | Limited liability company | 100% |
| Wuhu Fangtiao Technology Co., Ltd. | Internal administration in the PRC | November 28, 2019, PRC | RMB1 million | Limited liability company | 100% |
| Shanghai Nuohong Real Estate Co., Ltd. | Holding company of Noah Wealth Center in the PRC | May 30, 2013, PRC | RMB100 million | Limited liability company | 100% |
| Noah International (Hong Kong) Limited | Wealth and asset management in Hong Kong | January 7, 2015, Hong Kong | HK$274.9 million and US$18.9 million | Limited liability company | 100% |

Note:

1. Noah Rongyitong (Wuhu) Microloan Co., Ltd. was indirectly held as to 75% by the Company, and 25% by Noah Investment through the Contractual Arrangements.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 1. Organization and Principal Activities (Continued)

As of December 31, 2022, the Company's principal consolidated VIEs are as follows:

| Name of consolidated VIEs | Principal Business Activities and Place of Operation | Date and Jurisdiction of Establishment | Share Capital/ Registered Capital | Nature of Legal Entity | Equity interest attributable to the Group |
|---|---|---|---|---|---|
| Noah Investment | Asset management in the PRC | August 26, 2005, PRC | RMB30 million | Limited liability company | Controlled under the contractual arrangements |
| Gopher Asset Management Co., Ltd. | Asset management in the PRC | February 9, 2012, PRC | RMB100 million | Limited liability company | Controlled under the contractual arrangements |
| Wuhu Gopher Asset Management Co., Ltd. | Asset management in the PRC | October 10, 2012, PRC | RMB20 million | Limited liability company | Controlled under the contractual arrangements |
| Shanghai Gopher Asset Management Co., Ltd. | Asset management in the PRC | December 14, 2012, PRC | RMB12.5 million | Limited liability company | Controlled under the contractual arrangements |
| Shanghai Gopher Massa Asset Management Co., Ltd. | Asset management in the PRC | June 29, 2015, PRC | RMB10 million | Limited liability company | Controlled under the contractual arrangements |

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 2. Summary of Principal Accounting Policies

### (a) Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("**U.S. GAAP**"). In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**") and by the Hong Kong Companies Ordinance.

### (b) Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and consolidated VIEs. All inter-company transactions and balances have been eliminated upon consolidation.

A consolidated subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors; or govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

U.S. GAAP provides guidance on the identification and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in entities to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. The consolidation guidance requires an analysis to determine (i) whether an entity in which the Group holds a variable interest is a VIE and (ii) whether the Group's involvement, through holding interests directly or indirectly in the entity or contractually through other variable interests (for example, management and performance income), would give it a controlling financial interest. If deemed the primary beneficiary, the Group consolidates the VIE.

## 2. Summary of Principal Accounting Policies (Continued)

### (b) Principles of Consolidation (Continued)

*Consolidation through Contractual Arrangements*

The Company had been engaged in the asset management business through contractual arrangements among its wholly owned PRC subsidiary, Shanghai Noah Investment (Group) Co., Ltd. ("**Noah Group**"), its PRC VIE, Noah Investment, and Noah Investment's shareholders ("**Registered Shareholders**"). The Group relies on the contractual agreements with Noah Investment for a portion of its operations in the PRC, including the Group's asset management business. Because of the contractual arrangements, the Company is able to consolidate the financial results of Noah Investment and its operating subsidiaries.

Since the Company does not have any equity interests in Noah Investment, in order to exercise effective control over its operations, the Company, through Noah Group, entered into a series of contractual arrangements with Noah Investment and the Registered Shareholders, pursuant to which the Company is entitled to receive effectively all economic benefits generated from all the equity interests in Noah Investment. These contractual arrangements include:

### (i) Exclusive Option Agreement

Pursuant to an exclusive option agreement entered into by the Registered Shareholders and Noah Group in September 2007 (the "**Exclusive Option Agreement**"), the Registered Shareholders granted Noah Group or its third-party designee an irrevocable and exclusive option to purchase all or part of their equity interests in Noah Investment when and to the extent permitted by PRC laws. The purchase price shall be the minimum purchase price permitted under PRC law, or a higher price as otherwise agreed by the Noah Group. Noah Group may exercise such option at any time and from time to time until it has acquired all equity interests of Noah Investment. During the term of this agreement, the Registered Shareholders are prohibited from transferring their equity interests in Noah Investment to any third party, and Noah Investment is prohibited from declaring and paying any dividend without Noah Group's prior consent.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 2. Summary of Principal Accounting Policies (Continued)

### (b) Principles of Consolidation (Continued)

*Consolidation through Contractual Arrangements (Continued)*

#### (ii) Exclusive Support Service Agreement

Pursuant to an exclusive support service agreement entered into by Noah Investment and Noah Group in September 2007 (the "**Exclusive Support Service Agreement**"), Noah Investment has engaged Noah Group as its exclusive technical and operational consultant to support Noah Investment's operational activities. Noah Group has agreed to provide certain support services to Noah Investment, including client management, technical and operational support and other services, for which Noah Investment has agreed to pay to Noah Group service fees determined based on actual services provided, which shall be the income of Noah Investment, less (i) expenses and costs, and (ii) the License Fee (as defined below). Noah Group is also obligated to grant Noah Investment licenses to use certain intellectual property rights, for which Noah Investment has agreed to pay license fees (the "**License Fee**") at the rates set by the board of Noah Group.

#### (iii) Share Pledge Agreement

Pursuant to the share pledge agreement entered into by each of the Registered Shareholders and Noah Group in September 2007 (the "**Share Pledge Agreement**"), the Registered Shareholders pledged all of their equity interests in Noah Investment (the "**Pledge Equity Interests**") to Noah Group as collateral to secure their obligations under the Exclusive Option Agreement and Noah Investment's obligations under the Exclusive Support Service Agreement. In the case that Noah Investment increases its registered capital upon prior written consent of Noah Group, the Pledge Equity Interests shall include all the additional equity interests subscribed by the Registered Shareholders in such capital increase. If Noah Investment or the Registered Shareholders breach any of their respective obligations under the Exclusive Support Service Agreement or the Exclusive Option Agreement, Noah Group, as the pledgee, will be entitled to certain rights, including being repaid in priority by the proceeds from auction or sale of the Pledge Equity Interests. The share pledges under the Share Pledge Agreement have been registered with competent branches of State Administration for Market Regulation of the PRC.

## 2. Summary of Principal Accounting Policies (Continued)

### (b) Principles of Consolidation (Continued)

*Consolidation through Contractual Arrangements (Continued)*

#### (iv) Powers of Attorney

Each of the Registered Shareholders executed a power of attorney in September 2007 (the "**Powers of Attorney**"), respectively, to grant Noah Group or its designee the power of attorney to act on his or her behalf on all matters pertaining to Noah Investment and to exercise all of his or her rights as the registered shareholder of Noah Investment, including the right to attend shareholders meetings, appoint board members and senior management members, other voting rights and the right to transfer all or a part of his or her equity interests in Noah Investment. The Powers of Attorney shall remain irrevocable and effective during the period that the Registered Shareholders are shareholders of Noah Investment.

The contractual arrangements provide the Company effective control over Noah Investment and its subsidiaries, while the Share Pledge Agreement secure the equity owners' obligations under the relevant agreements. Because the Company, through Noah Group, has (i) the power to direct the activities of Noah Investment that most significantly affect its economic performance and (ii) the right to receive substantially all of the benefits from Noah Investment, the Company is deemed the primary beneficiary of Noah Investment. Accordingly, the Group has consolidated the financial statements of Noah Investment since its inception. The aforementioned contractual agreements are effective agreements between a parent and a consolidated subsidiary, neither of which is separately accounted for in the consolidated financial statements (i.e. a call option on subsidiary shares under the Exclusive Option Agreement or a guarantee of subsidiary performance under the Share Pledge Agreement) or are ultimately eliminated upon consolidation (i.e. service fees under the Exclusive Support Service Agreement).

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 2. Summary of Principal Accounting Policies (Continued)

### (b) Principles of Consolidation (Continued)

#### Consolidation through Contractual Arrangements (Continued)

#### (iv) Powers of Attorney (Continued)

The Company believes that its corporate structure and the contractual arrangements do not result in a violation of the current applicable PRC laws and regulations. The Company's PRC Legal Adviser, based on its understanding of PRC laws and regulations currently in effect, is of the opinion that each of the contracts under the contractual arrangements among the Company's wholly-owned PRC subsidiary, Noah Group, Noah Investment, and its shareholders, is valid, legal and binding in accordance with its terms. However, the Company has been further advised by its PRC Legal Adviser that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations and relevant regulatory measures concerning the foreign investment restrictions and administrative licenses and permits related to various underlying industries, there can be no assurance that the PRC government authorities or courts, or other authorities that regulate the industries that the Group's funds are directly or indirectly investing into, would agree that the Company's corporate structure or any of the contracts under the contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the legality, validity and enforceability of the contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 2. Summary of Principal Accounting Policies (Continued)

### (b) Principles of Consolidation (Continued)

*Consolidation through Contractual Arrangements (Continued)*

If the Company's corporate structure and the contractual arrangements are deemed by relevant regulatory authorities to be illegal, either in whole or in part, the Company may lose control of its VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that the Company can achieve this without material disruption to its business. Further, if the Company's corporate structure and the contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

- revoking the Group's business and operating licenses;

- levying fines on the Group;

- confiscating any of the Group's income that they deem to be obtained through illegal operations;

- shutting down the Group's services;

- discontinuing or restricting the Group's operations in China;

- imposing conditions or requirements with which the Group may not be able to comply;

- requiring the Group to change its corporate structure and the contractual arrangements;

- restricting or prohibiting the Group's use of the proceeds from overseas offering to finance the VIEs' business and operations; and

- taking other regulatory or enforcement actions that could be harmful to the Group's business.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 2. Summary of Principal Accounting Policies (Continued)

### (b) Principles of Consolidation (Continued)

*Consolidation of Investment Funds*

In evaluating whether the investment funds in the legal form of limited partnership the Group manages as general partner are VIEs or not, the Group firstly assesses whether a simple majority or lower threshold of limited partnership interests, excluding interests held by the general partner, parties under common control of the general partner, or parties acting on behalf of the general partner, have substantive kick-out rights or participating rights. If such rights exist, the limited partnership is not deemed as a VIE and no further analysis will be performed. If the limited partnership is assessed to be a VIE, the Group will further assess whether there is any interest it has constituted a variable interest. The Group concludes that the service fees it earns, including carried interest earned in the capacity of general partner, are commensurate with the level of effort required to provide such services and are at arm's length and therefore are not deemed as variable interests. Before 2015, all limited partnerships the Group managed as general partner had substantive kick-out rights exercisable by a simple-majority of non-related limited partners and therefore were not deemed as VIEs. Since 2015, not all the newly formed limited partnerships the Group manages as general partners have substantive kick-out rights exercisable by a simple-majority of non-related limited partners and therefore constitute VIEs. The Group performed a quantitative analysis to determine if its interest could absorb losses or receive benefits that could potentially be significant to the VIEs and if it would be deemed to be the primary beneficiary of the VIEs. Such limited partnerships are deemed as VIEs not consolidated by the Group if the general partner interest to absorb losses or receive benefits is not potentially significant to the VIEs.

## 2. Summary of Principal Accounting Policies (Continued)

### (b) Principles of Consolidation (Continued)

*Consolidation of Investment Funds (Continued)*

The Group also manages contractual funds as fund manager and earns management fee and/or performance-based income. The contractual funds are VIEs as the fund investors do not have substantive kick-out rights or participating rights. The Group from time to time invested in the contractual funds it manages for investment income. Such investments constitute variable interests to the contractual funds.

The Group determines whether it is a primary beneficiary of a VIE when it initially involves with a VIE and reconsiders that conclusion when facts and circumstances change.

The Group does not provide performance guarantees and has no other financial obligation to provide funding to consolidated VIEs other than its own capital commitments.

During the year ended December 31, 2020, the Group deconsolidated an investment fund upon the withdrawal of partial investment as it was no longer the primary beneficiary of the fund. As of the date of deconsolidation, the Group's total assets, total liabilities and non-controlling interests were reduced by RMB757.8 million, RMB108.6 million and RMB649.2 million, respectively.

The Group assessed whether it was the primary beneficiary and consolidated or deconsolidated several funds during the years ended December 31, 2020, 2021 and 2022, other than the transaction described herein, the impact of which was immaterial.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 2. Summary of Principal Accounting Policies (Continued)

### (b) Principles of Consolidation (Continued)

The following amounts of Noah Investment and its subsidiaries and the consolidated funds were included in the Group's consolidated financial statements and are presented before the elimination of intercompany transactions with the non-VIE subsidiaries of the Group.

| | As of December 31, | | |
| --- | --- | --- | --- |
| | 2021 | 2022 | 2022 |
| | RMB | RMB | US$ |
| **Assets** | | | |
| Cash and cash equivalents | 1,181,479 | 1,566,729 | 227,154 |
| Restricted cash | 510 | 1,916 | 278 |
| Short-term investments | 9,662 | 82,594 | 11,975 |
| Accounts receivable, net | 475,652 | 161,957 | 23,482 |
| Amounts due from related parties, net | 276,744 | 287,577 | 41,694 |
| Loans receivables, net | 50,884 | 68,805 | 9,976 |
| Other current assets | 53,247 | 64,900 | 9,410 |
| Long-term investments | 300,720 | 348,992 | 50,599 |
| Investments in affiliates | 854,138 | 858,700 | 124,500 |
| Property and equipment, net | 43,971 | 35,694 | 5,175 |
| Operating lease right-of-use assets, net | 15,031 | 13,598 | 1,972 |
| Deferred tax assets | 63,312 | 92,105 | 13,354 |
| Other non-current assets | 7,620 | 3,753 | 544 |
| **Total assets** | 3,332,970 | 3,587,320 | 520,113 |

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 2. Summary of Principal Accounting Policies (Continued)

### (b) Principles of Consolidation (Continued)

| | As of December 31, | | |
|---|---|---|---|
| | 2021 | 2022 | 2022 |
| | RMB | RMB | US$ |
| **Liabilities** | | | |
| Accrued payroll and welfare expenses | 381,653 | 236,131 | 34,236 |
| Income tax payable | 149,226 | 123,099 | 17,848 |
| Amounts due to the Group's subsidiaries* | 179,325 | 55,762 | 8,085 |
| Deferred revenue | 6,721 | 8,616 | 1,249 |
| Other current liabilities | 238,738 | 178,652 | 25,902 |
| Deferred tax liabilities | 254 | 17,719 | 2,569 |
| Other non-current liabilities | 53,119 | 13,967 | 2,025 |
| Operating lease liabilities, non-current | 15,512 | 6,850 | 993 |
| **Total liabilities** | 1,024,548 | 640,796 | 92,907 |

\* Amounts due to the Group's subsidiaries are eliminated in the process of preparing the consolidated balance sheets.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 2. Summary of Principal Accounting Policies (Continued)

### (b) Principles of Consolidation (Continued)

| | Year Ended December 31, | | | |
| --- | --- | --- | --- | --- |
| | 2020 | 2021 | **2022** | **2022** |
| | RMB | RMB | **RMB** | **US$** |
| **Revenues:** | | | | |
| Revenues from others | | | | |
| One-time commissions | 161,272 | 552,761 | **365,927** | **53,054** |
| Recurring service fees | – | 50,817 | **50,494** | **7,321** |
| Other service fees | 84,752 | 69,951 | **105,612** | **15,312** |
| Total revenues from others | 246,024 | 673,529 | **522,033** | **75,687** |
| Revenues from funds Gopher manages | | | | |
| One-time commissions | 36,290 | 86,801 | **50,227** | **7,282** |
| Recurring service fees | 569,154 | 588,337 | **665,724** | **96,521** |
| Performance-based income | 133,276 | 165,791 | **51,688** | **7,494** |
| Total revenues from funds Gopher manages | 738,720 | 840,929 | **767,639** | **111,297** |
| **Total revenues**[1] | 984,744 | 1,514,458 | **1,289,672** | **186,984** |
| Less: VAT related surcharges | (6,155) | (9,350) | **(7,452)** | **(1,080)** |
| **Net revenues** | 978,589 | 1,505,108 | **1,282,220** | **185,904** |
| Total operating cost and expenses[2] | (524,913) | (867,215) | **(586,993)** | **(85,106)** |
| Total other income | 68,444 | 23,868 | **105,426** | **15,285** |
| **Net income** | 393,299 | 616,421 | **658,023** | **95,404** |
| Net income attributable to Noah Holdings Private Wealth and Asset Management Limited Shareholders | 393,508 | 621,010 | **628,645** | **91,145** |
| Cash flows (used in) provided by operating activities[3] | (409,359) | 562,400 | **661,944** | **95,973** |
| Cash flows provided by (used in) investing activities | 357,026 | (207,114) | **(275,289)** | **(39,913)** |
| Cash flows used in financing activities | – | (16,416) | **–** | **–** |

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 2. Summary of Principal Accounting Policies (Continued)

### (b) Principles of Consolidation (Continued)

(1) The total revenues include intragroup transactions amounted to RMB43,101, RMB38,399 and RMB64,419 for the years ended December 31, 2020, 2021 and 2022, respectively, which were eliminated in the process of preparing the consolidated statements of operations.

(2) The total operating cost and expenses include intragroup transactions amounted to RMB141,702, RMB186,962 and RMB264,376 for the years ended December 31, 2020, 2021 and 2022, respectively, which were eliminated in the process of preparing the consolidated statements of operations.

(3) Cash flows provided by operating activities in 2020, 2021 and 2022 include amounts due to the Group's subsidiaries of RMB143,454, RMB179,325 and RMB55,762 (US$8,085).

The VIEs contributed an aggregate of 29.6%, 35.1% and 41.4% of the consolidated net revenues for the years ended December 31, 2020, 2021 and 2022, respectively and an aggregate 47.2% and 66.4% of the consolidated net income for the years ended December 31, 2021 and 2022, respectively. For the year ended December 31, 2020, the net income of the VIEs contributed an aggregate 36.2% of the consolidated net income excluding the settlement expenses. As of December 31, 2021 and 2022, the VIEs accounted for an aggregate of 30.6% and 30.4%, respectively, of the consolidated total assets.

There are no consolidated assets of the VIEs and their subsidiaries that are collateral for the obligations of the VIEs and their subsidiaries and can only be used to settle the obligations of the VIEs and their subsidiaries, except for the cash held by the consolidated funds of which cash could only be used by the consolidated funds. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Group in the form of loans and advances or cash dividends. Please refer to Note 18 for disclosure of restricted net assets.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 2.    Summary of Principal Accounting Policies (Continued)

### (b)    Principles of Consolidation (Continued)

*Consolidation of Investment Funds (Continued)*

As of December 31, 2021 and 2022, the Group had some variable interests in various investment funds and contractual funds that were VIEs but were not consolidated by the Group as the Group was not determined to be the primary beneficiary of the funds. The maximum potential financial statement loss the Group could incur if the investment funds and contractual funds were to default on all of their obligations is (i) the loss of value of the interests in such investments that the Group holds, including equity investments recorded in investments in affiliates as well as debt securities investments recorded in short-term investments and long-term investments in the consolidated balance sheet, and (ii) any management fee and/or carried interest receivables as well as loans to the funds recorded in amounts due from related parties. The following table summarizes the Group's maximum exposure to loss associated with identified non-consolidated VIEs in which it holds variable interests as of December 31, 2021 and 2022, respectively.

| | As of December 31, | | |
|---|---|---|---|
| | 2021 | 2022 | 2022 |
| | RMB | RMB | US$ |
| Amounts due from related parties | 40,401 | 25,473 | 3,693 |
| Investments | 497,154 | 508,376 | 73,708 |
| Maximum exposure to loss in non-consolidated VIEs | 537,555 | 533,849 | 77,401 |

The Group has not provided other form of financial support to these non-consolidated VIEs during the years ended December 31, 2020, 2021 and 2022, and had no liabilities, contingent liabilities, or guarantees (implicit or explicit) related to these non-consolidated VIEs as of December 31, 2021 and 2022.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 2.    Summary of Principal Accounting Policies (Continued)

### (c)    Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the consolidated financial statements include assumptions used to determine valuation allowance for deferred tax assets, allowance for credit losses, fair value measurement of underlying investment portfolios of the funds that the Group invests, fair value of financial instruments, assumptions related to the consolidation of entities in which the Group holds variable interests, assumptions related to the valuation of share-based compensation, variable consideration for revenue recognition, impairment of long-term investments, impairment of long-lived assets, determination of the incremental borrowing rates used for operating lease liabilities and loss contingencies.

### (d)    Concentration of Credit Risk

The Group is subject to potential significant concentrations of credit risk consisting principally of cash and cash equivalents, accounts receivable, amounts due from related parties, loans receivable, investments and receivables from financial leasing service. All of the Group's cash and cash equivalents and more than half of investments are held at financial institutions, Group's management believes, to be high credit quality. The Group also invests in equity securities of private companies, of which no single equity security accounted for more than 3% of total assets as of December 31, 2021 and 2022. In addition, the Group's investment policy limits its exposure to concentrations of credit risk.

Credit of lending business is controlled by the application of credit approvals, limits and monitoring procedures. To minimize credit risk, the Group requires collateral in form of right to securities. The Group identifies credit risk on a customer by customer basis. The information is monitored regularly by management.

There were no investment product providers which accounted for 10% or more of total revenues for the year ended December 31, 2020. There was an investment product provider which accounted for 11.4% and 11.1% of the Group's total revenues for the year ended December 31, 2021 and 2022, respectively.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 2. Summary of Principal Accounting Policies (Continued)

### (e) Investments in Affiliates

Affiliated companies are entities over which the Group has significant influence, but which it does not control. The Group generally considers an ownership interest of 20% or higher to represent significant influence. Investments in affiliates are accounted for by the equity method of accounting. Under this method, the Group's share of the post-acquisition profits or losses of affiliated companies is recognized in the statements of operations and its shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. Unrealized gains on transactions between the Group and its affiliated companies are eliminated to the extent of the Group's interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group's share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated company. Any dividends received on affiliated companies are recorded as a reduction to the investment balance. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary.

The Group also considers it has significant influence over the funds that it serves as general partner or fund manager. For funds that the Group is not deemed the primary beneficiary of these funds, the equity method of accounting is accordingly used for investments by the Group in these funds. In addition, the investee funds meet the definition of an Investment Company under ASC 946 and are required to report their investment assets at fair value. The Group records its equity pick-up based on its percentage ownership of the investee funds' operating result.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 2. Summary of Principal Accounting Policies (Continued)

### (f) Fair Value of Financial Instruments

The Group records certain of its financial instruments at fair value on a recurring basis. Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

As a practical expedient, the Group uses Net Asset Value ("**NAV**") or its equivalent to measure the fair value of certain private equity funds. NAV is primarily determined based on information provided by external fund administrators.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 2.    Summary of Principal Accounting Policies (Continued)

### (g)    Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, fixed term deposits and money market funds, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased, presenting insignificant risk of changes in value.

As of December 31, 2021 and 2022, cash and cash equivalents of RMB24,806 and RMB11,455, respectively, was held by the consolidated funds. Cash and cash equivalents held by the consolidated funds represents cash that, although not legally restricted, is not available to general liquidity needs of the Group as the use of such funds is generally limited to the investment activities of the consolidated funds.

### (h)    Restricted Cash

The Group's restricted cash primarily represents cash legally set aside for specified purposes, including (1) cash deposits required by China Insurance Regulatory Commission for entities engaging in insurance agency or brokering activities in the PRC, which cannot be withdrawn without the written approval of the China Insurance Regulatory Commission, and (2) cash held on behalf of clients which shall be segregated or set aside based on the rules mandated by regulators.

### (i)    Investments

The Group invests in debt securities and accounts for the investments based on the nature of the products invested, and the Group's intent and ability to hold the investments to maturity.

The Group's investments in debt securities include marketable bond fund securities, trust products, asset management plans, contractual funds and real estate funds those have a stated maturity and normally pay a prospective fixed rate of return and secondary market equity fund products, the underlying assets of which are portfolios of equity investments in listed enterprises. The Group classifies the investments in debt securities as held-to-maturity when it has both the positive intent and ability to hold them until maturity. Held-to-maturity investments are recorded at amortized cost and are classified as long-term or short-term according to their contractual maturity. Long-term investments are reclassified as short-term when their contractual maturity date is less than one year. Investments that are bought and held principally for the purpose of selling them in the near term are classified as trading debt securities. Investments that do not meet the criteria of held-to-maturity or trading debt securities are classified as available-for-sale, and are reported at fair value with changes in fair value deferred in other comprehensive income.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 2. Summary of Principal Accounting Policies (Continued)

### (i) Investments (Continued)

The Group records equity investments that are not subject to equity method of accounting at fair value, with gains and losses recorded through net earnings. In accordance with ASC 321, the Group elects the measurement alternative and records certain equity investments without readily determinable fair value at cost, less impairments, plus or minus observable price changes. The Group continues to apply the alternative measurement guidance until the investments have readily determinable fair values or become eligible for the NAV practical expedient. The Group may subsequently elect to measure such investments at fair value and the election of changing measurement approach is irrevocable. For the year ended December 31, 2022, the Group subsequently elected to apply fair value measurement for several equity investments initially measured at cost, less impairment, and upon the election, RMB105,856 of fair value gain was recorded in the investment income.

Equity investments the Group elects to use measurement alternative are evaluated for impairment qualitatively at each reporting date based on various factors, including projected and historical financial performance, cash flow forecasts and financing needs, the regulatory and economic environment of the investee and overall health of the investee's industry. If impairment indicators of the investment are noted, the Group has to estimate the fair value of the investment in accordance with ASC 820. An impairment loss in net income will be recognized equal to the difference between the carrying value and fair value if the fair value is less than the investment's carrying value.

For held-to-maturity investments, the Group evaluates current expected credit loss ("**CECL**") upon acquisition at the pool level based on available information relevant to assessing the collectability of cash flows. An expected credit loss will be recognized as an allowance through earnings if the net amount of cash flow expected to be collected is less than the amortized cost basis. For available-for-sale investments, the impairment is assessed under specific identification method based on available quantitative and qualitative evidences, and the credit loss is recorded through an allowance approach as opposed to a permanent write-down of cost basis.

### (j) Non-controlling Interests

A non-controlling interest in a subsidiary of the Group represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Group. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheet, earnings and other comprehensive income are attributed to controlling and non-controlling interests.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 2.    Summary of Principal Accounting Policies (Continued)

### (j)    Non-controlling Interests (Continued)

The following schedule shows the effects of changes in the Company's ownership interest in less than wholly owned subsidiaries on equity attributable to Noah Holdings Private Wealth and Asset Management Limited shareholders:

| | Years Ended December 31 | | | |
| --- | --- | --- | --- | --- |
| | 2020 | 2021 | **2022** | **2022** |
| | RMB | RMB | **RMB** | **US$** |
| Net (loss) income attributable to Noah Holdings Private Wealth and Asset Management Limited shareholders | (745,225) | 1,314,131 | **976,571** | **141,587** |
| Transfers from (to) the non-controlling interests: | | | | |
| Increase (decrease) in Noah's equity by acquiring equity interests from non-controlling interests | 373 | (187,090) | **–** | **–** |
| Decrease in Noah's equity from distributions to non-controlling interests | – | – | **(6,500)** | **(942)** |
| Increase (decrease) in Noah's equity from divestment of non-controlling interests | – | 3,547 | **(10,315)** | **(1,496)** |
| Increase in Noah's capital from contribution of non-controlling interests | – | 15,689 | **–** | **–** |
| Net transfers from (to) non-controlling interests | 373 | (167,854) | **(16,815)** | **(2,438)** |
| Change from net (loss) income attributable to Noah Holdings Limited shareholders and transfers from (to) non-controlling interests | (744,852) | 1,146,277 | **959,756** | **139,149** |

## 2. Summary of Principal Accounting Policies (Continued)

### (j) Non-controlling Interests (Continued)

In 2021, the Group purchased equity interests in subsidiaries from certain non-controlling interest holders (unrelated third parties) for cash considerations of RMB178.8 million while the Group maintains control of subsidiaries and thus represents equity transactions. The transactions were accounted for equity transactions with no impact on current period earnings, given the Group maintained the control of the subsidiaries before and after the transactions.

### (k) Property and Equipment, Net

Property and equipment is stated at cost less accumulated depreciation, and is depreciated using the straight-line method over the following estimated useful lives:

|  | Estimated Useful Lives in Years |
| --- | --- |
| Leasehold improvements | Shorter of the lease term or expected useful life |
| Furniture, fixtures, and equipment | 3 – 5 years |
| Motor vehicles | 5 years |
| Software | 2 – 5 years |
| Buildings | 30 years |

The estimated useful life of buildings acquired in the year of 2021 was determined based on the remaining term of the real estate certificate.

Gains and losses from the disposal of property and equipment are included in income from operations.

### (l) Impairment of Long-Lived Assets

The Group reviews long-lived assets for indicators of impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The evaluation is performed at the lowest level of identifiable cash flows. Undiscounted cash flows expected to be generated by the related assets are estimated over the asset's useful life based on updated projections. If the evaluation indicates that the carrying amount of the asset may not be recoverable, any potential impairment is measured based upon the fair value of the related asset or asset group as determined by an appropriate market appraisal or other valuation technique.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 2. Summary of Principal Accounting Policies (Continued)

### (m) Revenue Recognition

Under the guidance of ASC 606, the Group is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the Group satisfies its performance obligation. In determining the transaction price, the Group has included variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur. Revenues are recorded, net of sales related taxes and surcharges.

The following table summarizes the Group's main revenues streams from contracts with its customers:

| Revenue Streams | Performance Obligation Satisfied Over Time or Point In Time | Payment Terms | Variable or Fixed Considerations |
|---|---|---|---|
| One-time commissions – Fund distribution services | Point in time | Typically paid within a month after investment product established | Fixed |
| One-time commissions – Insurance brokerage services | Point in time | Typically paid within a month after insurance policy issued and/or renewed | Fixed and variable |
| Recurring service fees | Over time | Typically quarterly, semi-annually or annually | Variable |
| Performance-based income | Point in time | Typically paid shortly after the income has been determined | Variable |
| Lending services | Over time | Typically monthly in arrears | Fixed |

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 2. Summary of Principal Accounting Policies (Continued)

### (m) Revenue Recognition (Continued)

*One-Time Commissions*

The Group earns one-time commissions from fund raising services provided to clients or investment product providers. The Group enters into one-time commission agreements with clients or investment product providers which specify the key terms and conditions of the arrangement. One-time commissions are separately negotiated for each transaction and generally do not include rights of return, credits or discounts, rebates, price protection or other similar privileges, and typically paid on or shortly after the transaction is completed. Upon establishment of an investment product, the Group earns one-time commission from clients or investment product providers, calculated as a percentage of the investment products purchased by its clients. The Group defines the "establishment of an investment product" for its revenue recognition purpose as the time when both of the following two criteria are met: (1) the investor referred by the Group has entered into a purchase or subscription contract with the relevant product provider and, if required, the investor has transferred a deposit to an escrow account designated by the product provider and (2) the product provider has issued a formal notice to confirm the establishment of an investment product. After the contract is established, there are no significant judgments made when determining the one-time commission price. Therefore, one-time commissions are recorded at point in time when the investment product is established. For certain contracts that require a portion of the payment be deferred until the end of the investment products' life or other specified contingency, the Group evaluates each variable consideration and recognizes revenue only when the Group concludes that it is probable that changes in its estimate of such consideration will not result in significant reversals of revenue in subsequent periods.

The Group earns one-time commissions from insurance companies by referring clients to purchase the insurance products from them, and recognizes revenues when the underlying insurance contracts become effective. The Group is also entitled to subsequent renewal commissions under certain contracts, and does not identify any additional performance obligation. The renewal commission is treated as variable consideration and the Group estimates the consideration incorporating a constraint applied to renewal. Revenue related to the variable consideration is recorded when it is probable that a significant reversal of revenue recognized will not occur.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 2. Summary of Principal Accounting Policies (Continued)

### (m) Revenue Recognition (Continued)

*Recurring Service Fees*

The Group also provides investment management services to investment funds and other vehicles in exchange for recurring service fees. Recurring service fees are determined based on the types of investment products the Group distributes and/or manages and are calculated as either (i) a percentage of the total capital commitments of investments made by the investors or (ii) as a percentage of the fair value of the total investment in the investment products, calculated daily. These customer contracts require the Group to provide investment management services, which represents a performance obligation that the Group satisfies over time. After the contract is established, there are no significant judgments made when determining the transaction price. As the Group provides these services throughout the contract term, for either method of calculating recurring service fees, revenue is calculated on a daily basis over the contract term. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Payment of recurring service fees are normally on a regular basis (typically quarterly or annually) and are not subject to claw back once determined.

*Performance-Based Income*

In a typical arrangement in which the Group serves as fund manager, and in some cases in which the Group serves as distributor, the Group is entitled to a performance-based fee based on the extent by which the fund's investment performance exceeds a certain threshold based on the contract term. Such performance-based fees earned based on the performance of the underlying fund are a form of variable consideration in its contracts with customers to provide investment management services. Those performance-based income is typically calculated and distributed when the cumulative return of the fund can be determined. Performance-based income will not be recognized as revenue until (a) it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, or (b) the uncertainty associated with the variable consideration is subsequently resolved. At each reporting date, the Group updates its estimate of the transaction price and concludes that it cannot include its estimate of performance-based income in the transaction price because performance-based income has various possible consideration amounts and the experience that the Group has with similar contracts is of little predictive value in determining the future performance of the funds, thus the Group cannot conclude that it is probable that a significant reversal in the cumulative amount of revenue recognized would not occur.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 2. Summary of Principal Accounting Policies (Continued)

### (m) Revenue Recognition (Continued)

*Other Service Fees*

The Group mainly derived other service fees from lending services and other comprehensive services.

Revenue from lending services represents interest income from loan origination services, and is recognized monthly in accordance with their contractual terms and recorded as part of other service fees in the consolidated statement of operations. The Group does not charge prepayment penalties from its customers.

*Transaction Price Allocation*

For certain contracts that the Group provides both fund raising and investment management services involving two separate performance obligations which belong to two major streams (i.e., one time and recurring services), the Group allocates transaction price between these two performance obligations at the relative stand-alone selling price ("**SSP**"). Judgment is required to determine the SSP for each distinct performance obligation. As the service fee rate for each service contained in the contract is typically negotiated separately, the Group determines that those fee rates are generally consistent with SSP and can be deemed as the transaction price allocated to each performance obligation.

*Accounts Receivable*

Timing of revenue recognition may differ from the timing of invoicing to customers. Amounts due from related parties (receivables from funds that Gopher manages) and accounts receivable represent amounts invoiced or the Group has the right to invoice, and revenue recognized prior to invoicing when the Group has satisfied its performance obligations and has the unconditional right to consideration. As the Group is entitled to unconditional right to consideration in exchange for services transferred to customers, the Group therefore does not recognize any contract asset. The balances of accounts receivable as of December 31, 2021 and 2022 were substantially within one year.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 2. Summary of Principal Accounting Policies (Continued)

### (m) Revenue Recognition (Continued)

*Contract Liability*

Contract liability (deferred revenue) relates to unsatisfied performance obligations at the end of each reporting period which consists of cash payment received in advance for recurring service fees and/or from customers of investment management services. The prepayment was normally paid on a quarterly basis and the majority of the performance obligations are satisfied within one year. The amount of revenue recognized in 2020, 2021 and 2022 that was included in deferred revenue balance at the beginning of the year was RMB91.7 million, RMB67.8 million and RMB54.8 million, respectively.

*Practical Expedients*

The Group has used the following practical expedients as allowed under ASC 606:

The Group expenses sales commissions as incurred when the amortization period is one year or less. Sales commission expenses are recorded within "Relationship manager compensation" in the consolidated statements of operations.

The Group assessed and concluded that there is no significant financing component given that the period between performance and payment is generally one year or less.

The Group has also applied the practical expedient for certain revenue streams to not disclose the value of remaining performance obligations for (i) contracts with an original expected term of one year or less or (ii) contracts for which the Group recognizes revenue in proportion to the amount the Group has the right to invoice for services performed.

### (n) VAT Related Surcharges

The Group is subject to Value-added Tax ("**VAT**") and its related education surtax, urban maintenance and construction tax, on the services provided in the PRC. VAT and related surcharges are primarily levied based on revenues concurrent with a specific revenue-producing transaction. Starting from April 1, 2019, the applicable VAT rates include 3%, 6%, 9% and 13%. The applicable VAT rate for the Group's PRC entities is mainly 6%. The Group records such VAT related surcharges on a net basis as a reduction of revenues.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 2. Summary of Principal Accounting Policies (Continued)

### (o) Compensation and Benefits

Compensation and benefits mainly include salaries and commissions for relationship managers, share-based compensation expenses, bonus related to performance-based income, salaries and bonuses for middle office and back office employees and social welfare benefits.

### (p) Income Taxes

Current income taxes are provided for in accordance with the relevant statutory tax laws and regulations.

The Group accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Group recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, it considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Group determines that its deferred tax assets are realizable in the future in excess of their net recorded amount, the Group would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

### (q) Share-Based Compensation

The Group recognizes share-based compensation based on the fair value of equity awards on the date of the grant, with compensation expense recognized using a straight-line vesting method over the requisite service periods of the awards, which is generally the vesting period. The Group estimates the fair value of share options granted using the Black-Scholes option pricing model. The fair value of non-vested restricted shares is computed based on the fair value of the Group's ordinary shares on the grant date. The expected term represents the period that share-based awards are expected to be outstanding, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee exercise behavior. The computation of expected volatility is based on the fluctuation of the historical share price. Amortization of share-based compensation is presented in the consolidated statements of operations as compensation and benefits.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 2.    Summary of Principal Accounting Policies (Continued)

### (r)    Government Subsidies

Government subsidies include cash subsidies received by the Group's entities in the PRC from local governments as incentives for investing in certain local districts, and are typically granted based on the amount of investment made by the Group in form of registered capital or taxable income generated by the Group in these local districts. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purposes. The local governments have final discretion as to whether the Group has met all criteria to be entitled to the subsidies. The Group does not in all instances receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received. Cash subsidies received were RMB113,356, RMB115,939 and RMB129,521 for the years ended December 31, 2020, 2021 and 2022 respectively. Cash subsidies are recognized when received and when all the conditions for their receipt have been satisfied.

### (s)    Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of the ordinary shares issuable upon the conversion of the convertible notes and ordinary shares issuable upon the exercise of stock options and vest of non-vested restricted shares. Common share equivalents are excluded from the computation of the diluted net income per share in years when their effect would be anti-dilutive.

## 2. Summary of Principal Accounting Policies (Continued)

### (t) Leases

*The Group as a Lessee*

The Group has operating leases primarily for office space. The determination of whether an arrangement is a lease or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Operating leases are included in operating lease right-of-use assets and operating lease liabilities on the consolidated balance sheet and operating lease liabilities – short-term are recorded within other current liabilities. Operating lease assets represent the Group's right to use an underlying asset for the lease term and lease liabilities represent the Group's obligation to make lease payments arising from the lease. The Group uses its estimated incremental borrowing rates as of the commencement date in determining the present value of lease payments. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of lease payments over the lease term at the lease commencement date. To determine the incremental borrowing rates used to calculate the present value of future lease payments, the Group uses information including the Group's credit rating, interest rates of similar debt instruments of entities with comparable credit ratings, as applicable. Variable components of the lease payments such as utilities, maintenance costs are expensed as incurred and not included in determining the present value. The lease terms include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. The Group considers these options, which may be elected at the Group's sole discretion, in determining the lease term on a lease-by-lease basis. Lease expense is recognized on a straight-line basis over the lease term.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 2. Summary of Principal Accounting Policies (Continued)

### (u) Foreign Currency Translation

The Company's reporting currency is RMB. The Company's functional currency is US$. The Company's operations are principally conducted through the subsidiaries and VIEs located in the PRC where RMB is the functional currency. For those subsidiaries and VIEs which are not located in the PRC and have the functional currency other than RMB, the financial statements are translated from their respective functional currencies into RMB.

Assets and liabilities of the Group's overseas entities denominated in currencies other than the RMB are translated into RMB at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of comprehensive income (loss).

Translations of amounts from RMB into US$ are included solely for the convenience of the readers and have been made at the rate of US$1 = RMB6.8972 on December 30, 2022, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

### (v) Comprehensive (Loss) Income

Comprehensive (loss) income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years ended December 31, 2020, 2021 and 2022, total comprehensive (loss) income included net (loss) income, foreign currency translation adjustments, and change in fair value of available-for-sale investments.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 2. Summary of Principal Accounting Policies (Continued)

### (w) Loans Receivable, Net

Loans receivable represents loans offered to the clients in the lending business. Loans receivable is initially recognized at fair value which is the cash disbursed to originate loans, measured subsequently at amortized cost using the effective interest method, net of allowance that reflects the Group's best estimate of the amounts that will not be collected. The Group also transfers some of the loans receivable to unrelated third parties. The Group accounts for the transfer of loans receivable in accordance with ASC 860, Transfers and Servicing. As the loans are sold at par value, no gain or loss is recorded as a result. The Group's continuing involvement subsequent to the transfer is limited to the services performed as a collection agent to collect and disburse cash flows received from the underlying receivables to the individual investors, and does not provide guarantee on the return of the receivables. The Group has no retained interests, servicing assets, or servicing liabilities related to the loans sold.

### (x) Allowance for Credit Losses

On January 1, 2020, the Group adopted Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, using the modified retrospective transition method. Upon adoption, the Group changed its impairment model to utilize a current expected credit losses model in place of the incurred loss methodology for financial instruments measured at amortized cost, including loans receivable, amount due from related parties, accounts receivable, other financial receivables and held-to-maturities debt investments (see Note 2(i)). CECL estimates on those financial instruments are recorded as allowance for credit losses on the Group's consolidated statements of operations. The cumulative effect adjustment from adoption was immaterial to the consolidated financial statements. The Group continues to monitor the financial implications of the COVID-19 pandemic and regulatory change of certain industries on expected credit losses.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 2. Summary of Principal Accounting Policies (Continued)

### (x) Allowance for Credit Losses (Continued)

*Allowance for Loan Losses*

The expected losses of loans are estimated using a probability of default and loss given default assumption. For loans secured by investment products issued by the Group, the assumption is derived from a statistical model which incorporates the estimated value of collaterals, term of the loan and historical loss information. For past due loans secured by real estate properties, the loss given default is derived using discounted cash flow methodology. The projection of cash flows is determined by a combination of factors including the value of collaterals, historical collection experience, industry recovery rates of loans with similar risk characteristics and other available relevant information about the collectability of cash flows.

The Group estimates the allowance for loan losses on a quarterly basis and qualitatively adjusts model results, if needed, for risk factors that are not considered within the models, which are relevant in assessing the expected credit losses within the loan balances. Charge-offs of principal amounts, net of recoveries are deducted from the allowance. The changes of allowances for loan losses are detailed in Note 12.

*Allowance of accounts Receivable and Other Financial Assets*

The Group has identified the relevant risk characteristics of accounts receivable and amounts due from related parties which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include types of investment products that the Group distributes, the NAV of underlying funds and payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group's receivables. Additionally, external data and macroeconomic factors are also considered. When specific customers are identified as no longer sharing the same risk profile as their current pool, they are removed from the pool and evaluated separately. This is assessed at each quarter based on the Group's specific facts and circumstances. Accounts are written off against the allowance when it becomes evident that collection will not occur.

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 2. Summary of Principal Accounting Policies (Continued)

### (x) Allowance for Credit Losses (Continued)

*Allowance of accounts Receivable and Other Financial Assets (Continued)*

The Group evaluates CECL on other forms of financial assets, including other current assets and other non-current assets with the similar approach of accounts receivable.

The following table summarizes the changes of allowances for each category of affected assets for the years ended December 31, 2020, 2021 and 2022, respectively:

| | Amounts due from related parties RMB | Accounts receivable RMB | Other financial receivables RMB |
|---|---|---|---|
| **Balance at beginning of 2020** | – | – | – |
| Provisions | 4,006 | 29 | – |
| Write off | – | (29) | – |
| **Balance at end of 2020** | 4,006 | – | – |
| Provisions | 26,122 | 458 | 4,000 |
| **Balance at end of 2021** | 30,128 | 458 | 4,000 |
| Provisions | 544 | 3,905 | 495 |
| Reversal | (5,471) | (578) | – |
| Write off | (544) | (138) | (4,495) |
| Foreign currency adjustment | 1,009 | – | – |
| **Balance at end of 2022** | **25,666** | **3,647** | **–** |

During the year ended December 31, 2021, accounts receivable of RMB10.8 million written off previously were recovered and recorded as credits to (provision for) reversal of credit losses.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 2. Summary of Principal Accounting Policies (Continued)

### (y) Financial Instruments Indexed to and Potentially Settled in the Company's Stock

The Group evaluates all financial instruments issued in connection with its equity offerings when determining the proper accounting treatment for such instruments. The Group considers a number of generally accepted accounting principles under U.S. GAAP to determine such treatment and evaluates the features of the instrument to determine the appropriate accounting treatment. For equity-linked financial instruments indexed to and potentially settled in the Company's common stock that are determined to be classified as equity on the consolidated balance sheets, they are initially measured at their fair value and recognized as part of equity. The Group issued such financial instruments for settlement (see Note 16).

### (z) Treasury Stock

The Group records common shares repurchased as treasury stock, at cost, resulting in a reduction of shareholder's equity. At the date of subsequent retirement or reissuance, the treasury stock account is reduced by the cost of such stock on a weighted average cost basis.

### (aa) Contingencies

On an ongoing basis, the Group assesses the potential liabilities related to any lawsuits or claims brought against it. While it is typically very difficult to determine the timing and ultimate outcome of these actions, the Group uses best estimate to determine if it is probable that the Group will incur an expense related to the settlement or final adjudication of these matters and whether a reasonable estimation of the probable loss, if any, can be made. The Group accrue a liability when a loss is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertainties related to the eventual outcome of litigation and potential recovery, it is possible that disputed matters may be resolved for amounts materially different from any provisions or disclosures that the Group has previously made. See Note 21, "Contingencies", for further information.

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 3. Net (Loss) Income Per Share

The following table sets forth the computation of basic and diluted net (loss) income per share attributable to ordinary shareholders:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2020 Class A and Class B | 2021 Class A and Class B | **2022 Class A and Class B** |
| Net (loss) income attributable to Class A and Class B ordinary shareholders | (745,225) | 1,314,131 | **976,571** |
| Weighted average number of Class A and Class B ordinary shares outstanding – basic | 31,020,439 | 33,585,818 | **34,166,016** |
| Plus: effect of dilutive stock options | – | 171,355 | **25,354** |
| Plus: effect of dilutive non-vested restricted shares | – | 24,600 | **6,701** |
| Weighted average number of Class A and Class B ordinary shares outstanding – diluted | 31,020,439 | 33,781,773 | **34,198,071** |
| Basic net (loss) income per share | (24.02) | 39.12 | **28.58** |
| Diluted net (loss) income per share | (24.02) | 38.90 | **28.56** |

In January 2016, the Company's shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which authorized share capital was reclassified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to four votes on all matters that are subject to shareholder vote. As economic rights and obligations are applied equally to both Class A and Class B ordinary shares, earnings are allocated between the two classes of ordinary shares evenly with the same allocation on a per share basis.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 3. Net (Loss) Income Per Share (Continued)

On July 13, 2022, the Company completed its secondary listing on the Main Board of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and all Class B ordinary shares were converted into Class A ordinary shares on a one-for-one basis. Subsequently, no Class B ordinary shares will be issued or outstanding and the Company will cease to have a dual-class voting structure. On December 23, 2022, the Company adopted the sixth amended and restated memorandum and articles of association to reflect the removal of the dual-class voting structure, among other things.

Shares issuable to the investors of Camsing Incident (as defined in Note 16) are included in the computation of basic earnings per share as the shares will be issued for no cash consideration and all necessary conditions have been satisfied upon the settlement.

Diluted net (loss) income per share does not include the following instruments as their inclusion would be antidilutive:

|  | Year Ended December 31, | | |
|---|---|---|---|
|  | 2020 | 2021 | 2022 |
| Share options | 224,528 | 281,566 | 934,088 |
| Non-vested restricted shares under share incentive plan | 103,373 | 41,255 | 114,307 |
| Total | 327,901 | 322,821 | 1,048,395 |

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

### 4. Accounts Receivable, Net

Accounts receivable consisted of the following:

| | As of December 31, | | |
| --- | --- | --- | --- |
| | 2021 RMB | 2022 RMB | 2022 US$ |
| Accounts receivable, gross | 808,487 | 501,753 | 72,747 |
| Allowance for credit losses | (458) | (3,647) | (528) |
| Accounts receivable, net | 808,029 | 498,106 | 72,219 |

An aging analysis of accounts receivable, based on invoice date, is as follows:

| | As of December 31, | | |
| --- | --- | --- | --- |
| | 2021 RMB | 2022 RMB | 2022 US$ |
| Within 1 year | 781,020 | 470,404 | 68,202 |
| 1-2 years | 16,576 | 11,194 | 1,623 |
| 2-3 years | 7,743 | 8,662 | 1,256 |
| 3-4 years | 1,148 | 5,127 | 743 |
| Over 4 years | 2,000 | 6,366 | 923 |
| Accounts receivable, gross | 808,487 | 501,753 | 72,747 |

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 5. Investments

The following table summarizes the Group's investment balances:

| | | As of December 31, | |
|---|---|---|---|
| | 2021 | 2022 | 2022 |
| | RMB | RMB | US$ |
| **Short-term investments** | | | |
| Held-to-maturity investments | 29,288 | 20,660 | 2,995 |
| Available-for-sale investments | 13,805 | 14,941 | 2,166 |
| Trading debt securities | 14,804 | 207,670 | 30,109 |
| Equity securities measured at fair value | 7,925 | 5,265 | 763 |
| Investments held by consolidated investment funds measured at fair value | 26,981 | 67,443 | 9,780 |
| **Total short-term investments** | 92,803 | 315,979 | 45,813 |
| **Long-term investments** | | | |
| Other long-term investments | | | |
| – Investments measured at fair value | 376,957 | 631,662 | 91,582 |
| – Investments measured at cost less impairment | | | |
| – Private equity funds products | 96,302 | 27,207 | 3,944 |
| – Other investments measured at cost less impairment | 114,986 | 40,475 | 5,868 |
| Total Other long-term investments | 588,245 | 699,344 | 101,394 |
| Investments held by consolidated investment funds measured at fair value | 80,327 | 74,751 | 10,838 |
| **Total long-term investments** | 668,572 | 774,095 | 112,232 |
| **Total investments** | 761,375 | 1,090,074 | 158,045 |

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 5. Investments (Continued)

Held-to-maturity investments consist of investments managed by the Group that have stated maturity and normally pay a prospective fixed or floating rate of return, carried at amortized cost. The Group recorded investment income on these products of RMB10,331, RMB1,568 and RMB383 for the years ended December 31, 2020, 2021 and 2022, respectively. The gross unrecognized holding gain was RMB5,087, RMB612 and RMB582 as of December 31, 2020, 2021 and 2022, respectively. No credit loss related to held-to-maturity investments was recognized for the years ended December 31, 2020, 2021 and 2022.

Available-for-sale investments consist of investments managed by the Group that have stated maturity and normally pay a prospective fixed rate of return, carried at fair value. All of available for sale investments as of December 31, 2022 of RMB14,941 will mature in 2023. Changes in fair value of the available-for-sale investments, net of tax, for the years ended December 31, 2020, 2021 and 2022 was RMB(4), RMB243 and nil respectively, recorded in the other comprehensive (loss) income, of which RMB(775), RMB243 and nil was realized and reclassified from other comprehensive (loss) income to investment (loss) income in the consolidated statements of operations for the years ended December 31, 2020, 2021 and 2022. The amortized cost of the available-for-sale investments as of December 31, 2020, 2021 and 2022 was RMB14,135, RMB13,805 and RMB14,941, respectively. There was no investment with realized or unrealized losses during the years ended December 31, 2020, 2021 and 2022. No credit loss was recognized for the years ended December 31, 2020, 2021 and 2022.

The consolidated investment funds are, for GAAP purposes, investment companies and reflect their investments at fair value. The Group has retained this specialized accounting for the consolidated funds in consolidation. Accordingly, the unrealized gains and losses resulting from changes in fair value of the investments held by the consolidated investment funds are recorded in the consolidated statements of operations as investment income.

Other long-term investments consist of investments in several private equity funds as a limited partner with insignificant equity interest and equity investments of common shares of several companies with less than 20% interest. The Group elects to measure these investments at fair value or at cost, less impairment. The Group recognized impairment loss related to investments measured at cost, less impairment, of RMB115,100, RMB10,000 and nil in investment income (loss) for the years ended December 31, 2020, 2021 and 2022, respectively. The impairment in 2020 was due to the deteriorating operation of a single investment and measured as the difference between the investment's carrying amount and the fair value estimated based on a quotation offered from an unrelated third party accepted by the Group. In 2021, the negotiation was suspended due to the continued deterioration of underlying investment, and the Group impaired the investment to nil with an impairment loss of RMB10,000 for the year ended December 31, 2021.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 6. Fair Value Measurement

As of December 31, 2021 and 2022, information about (i) inputs into the fair value measurements of the Group's assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition and (ii) investments measured at NAV or its equivalent as a practical expedient is as follows:

|  | | Fair Value Measurements at Reporting Date Using | | | |
| Description | As of December 31, 2021 RMB | Quoted Prices in Active Markets for Identical Assets (Level 1) RMB | Significant Other Observable Inputs (Level 2) RMB | Significant Unobservable Inputs (Level 3) RMB | NAV RMB |
|---|---|---|---|---|---|
| Short-term investments | | | | | |
| Available-for-sale investments | 13,805 | – | 13,805 | – | – |
| Trading debt securities | 14,804 | 14,804 | – | – | – |
| Equity securities measured at fair value | 7,925 | 7,925 | – | – | – |
| Investments held by consolidated investment fund | 26,981 | – | 26,981 | – | – |
| Long-term investments | | | | | |
| Investments held by consolidated investment fund | 80,327 | – | 80,327 | – | – |
| Other long-term investments measured at fair value | 376,957 | 3,766 | 127,678 | 217,269 | 28,244 |

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 6. Fair Value Measurement (Continued)

| Description | As of December 31, 2022 RMB | Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1) RMB | Significant Other Observable Inputs (Level 2) RMB | Significant Unobservable Inputs (Level 3) RMB | NAV RMB |
|---|---|---|---|---|---|
| Short-term investments | | | | | |
| Available-for-sale investments | 14,941 | – | 14,941 | – | – |
| Equity securities measured at fair value | 5,265 | 1,304 | 3,961 | – | – |
| Trading debt securities | 207,670 | 207,670 | – | – | – |
| Investments held by consolidated investment fund | 67,443 | 26,637 | 40,806 | – | – |
| Long-term investments | | | | | |
| Investments held by consolidated investment fund | 74,751 | – | 74,751 | – | – |
| Other long-term investments measured at fair value | 631,662 | – | 242,753 | 358,351 | 30,558 |

Short-term trading debt securities investments are classified as Level 1 because they are valued using quoted prices of the same securities as they consist of bonds issued by public companies and publicly traded. Short-term equity securities measured at fair value are valued based on the quoted stock price of its investees in the active market and are classified within Level 1.

The fair value of available-for-sale investments is measured using discounted cash flow model based on contractual cash flow and a discount rate of prevailing market yield for products with similar terms as of the measurement date, as such, it is classified within Level 2 measurement.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 6. Fair Value Measurement (Continued)

As of December 31, 2022, the Group had several consolidated investment funds whose underlying investments are mainly equity shares of listed companies, bonds or asset management plans. The equity shares of listed companies, whose fair value are determined by their quoted price in active markets, are classified within Level 1 measurement. The bonds have stated maturity and normally pay a prospective fixed rate of return and using discounted cash flow model based on contractual cash flow and a discount rate of prevailing market yield for products with similar terms as of the measurement date, as such, it is classified within Level 2 measurement. The asset management plans measured at recent observable transaction prices are classified within Level 2 as well.

Other long-term investments measured at fair value are (i) equity investments in listed companies whose fair value can be obtained through active markets which is classified within Level 1 measurement, (ii) private equity funds categorized within Level 2 or Level 3 of the fair value hierarchy, and (iii) private equity funds measured at NAV.

With respect to the private equity funds within Level 3 measurement, the Group generally uses a market comparable analysis. The valuation methodology requires a subjective process in determining significant inputs and making assumptions and judgments, for which the Group considers and evaluates including, but not limited to, (1) comparable data wherever possible to quantify or adjust the fair value, (2) quantitative information about significant unobservable inputs used by the third party and (3) prevailing market conditions. The uncertainty of the fair value measurement due to the use of these unobservable inputs and assumptions could have resulted in higher or lower determination of fair value. There is inherent uncertainty involved in the valuation of level 3 investments and therefore there is no assurance that, upon liquidation or sale, the Group could realize the values reflected in the valuations.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

6.  **Fair Value Measurement (Continued)**

A reconciliation of the beginning and ending balances of the investments measured at fair value using significant unobservable inputs (Level 3) for the year ended December 31, 2022, presented as follows:

|  | RMB |
|---|---|
| Level 3 investments as of January 1, 2022 | 217,269 |
| Changes in fair value included in investment income | 69,291 |
| Measurement approach change from measurement alternative to fair value measurement | 76,280 |
| Settlements | (6,842) |
| Foreign currency translation adjustments | 2,353 |
| Level 3 investments as of December 31, 2022 | 358,351 |
| Changes in net unrealized gains included in investment income related to Level 3 investments still held as of December 31, 2022 | 62,449 |

Total realized and unrealized gains and losses recorded for Level 3 investments are reported in investment income in the consolidated statements of operations.

Fair value measurement on a non-recurring basis for the year ended December 31, 2021 included that used in impairment of investments measured at cost less impairment (see Note 5) which was classified as a Level 3 fair value measurement.

The Group also has financial instruments that are not reported at fair value on the consolidated balance sheets but whose fair value is practicable to estimate, which include cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, short-term held-to-maturity investments, loans receivable, other receivables and payables. The carrying amount of these short-term financial instruments approximates their fair value due to the short-term nature.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 7. Investments in Affiliates

The following table summarizes the Group's balances of investments in affiliates:

|  | As of December 31, | | |
|---|---:|---:|---:|
|  | 2021 | 2022 | 2022 |
|  | RMB | RMB | US$ |
| Kunshan Jingzhao | 8,480 | 8,520 | 1,235 |
| Wanjia Win-Win | 93,223 | 91,588 | 13,279 |
| Others | 10,780 | 15,609 | 2,263 |
| Funds that the Group serves as general partner | 1,289,600 | 1,376,103 | 199,516 |
| – Gopher Transform Private Fund | 108,385 | 104,429 | 15,141 |
| – Real estate funds and real estate funds of funds | 36,033 | 84,719 | 12,283 |
| – Private equity funds of funds | 1,133,336 | 1,175,904 | 170,490 |
| – Others | 11,846 | 11,051 | 1,602 |
| Total investments in affiliates | 1,402,083 | 1,491,820 | 216,293 |

In May 2011, the Group injected RMB4.0 million into Kunshan Jingzhao Equity Investment Management Co., Ltd. ("**Kunshan Jingzhao**"), a newly setup joint venture, for 40% of the equity interest. Kunshan Jingzhao principally engages in real estate fund management business.

In February 2013, the Group injected RMB21.0 million into Wanjia Win-Win Assets Management Co., Ltd. ("**Wanjia Win-Win**"), a newly setup joint venture, for 35% of the equity interest. Wanjia Win-Win principally engages in wealth management plan management business. In December 2017, the share owned by the Group had been diluted to 28%.

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 7. Investments in Affiliates (Continued)

In the fourth quarter of 2016, the Group injected RMB150 million into Gopher Transformation Private Fund, which accounted for 48% of total actual distribution volume. The fund principally invested in a limited partnership to invest a real-estate company. Although managed by Gopher, the fund is not consolidated by the Group based on the fact that substantive kick-out rights exist which are exercisable by a simple-majority of non-related limited partners of the fund to dissolve (liquidate) the fund or remove the Group as the general partner of the fund without cause. In the year 2017, due to capital subscription by limited partners, the equity interest owned by the Group had been diluted to 35%. For the year ended December 31, 2020, the Group accepted quotation of Gopher Transformation Private Fund from an independent third party and recognized an impairment loss of RMB28,156 based on the difference between the carrying amount and the quotation. In 2021 and 2022, based on the current business plan, the Group did not recognize any further impairment loss for this fund in 2021 and 2022.

The Group invested in private equity funds of funds, real estate funds and real estate funds of funds, and other public securities funds of funds that Gopher serves as general partner or fund manager. The Group held less than 10% equity interests in these funds as a general partner. The Group accounts for these investments using the equity method of accounting due to the fact that the Group can exercise significant influence on these investees in the capacity of general partner or fund manager.

The Group recognized impairment losses totaling RMB38,214, nil and RMB476 related to investments in affiliates for the years ended December 31, 2020, 2021 and 2022, respectively, which are recorded in income from equity in affiliates in the consolidated statements of operations.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 7.    Investments in Affiliates (Continued)

### Summarized Financial Information

The following table shows summarized financial information relating to the balance sheets for the Group's equity method investments assuming 100% ownership as of December 31, 2021 and 2022:

| | As of December 31, | | |
| --- | --- | --- | --- |
| | 2021 | 2022 | 2022 |
| | RMB | RMB | US$ |
| **Balance sheet data:** | | | |
| Current assets | 5,356,698 | 3,854,948 | 558,915 |
| Non-current assets | 32,633,598 | 33,600,840 | 4,871,664 |
| Current liabilities | 1,788,077 | 1,778,558 | 257,867 |
| Non-current liabilities | 376,544 | 415,555 | 60,250 |

The following table shows summarized financial information relating to the statements of operations for the Group's equity method investments assuming 100% ownership for the years ended December 31, 2020, 2021 and 2022:

| | Year Ended December 31, | | | |
| --- | --- | --- | --- | --- |
| | 2020 | 2021 | 2022 | 2022 |
| | RMB | RMB | RMB | US$ |
| Operating data: | | | | |
| Revenue | 670,878 | 225,559 | 268,654 | 38,951 |
| Income (loss) from operations | 72,683 | (554,579) | (207,143) | (30,033) |
| Net realized and unrealized gains from investments | 3,582,239 | 5,107,283 | 1,962,039 | 284,469 |
| Net income | 3,654,922 | 4,505,646 | 1,772,444 | 256,980 |

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 8. Property and Equipment, Net

Property and equipment, net consists of the following:

| | As of December 31, | | |
| --- | --- | --- | --- |
| | 2021 | 2022 | 2022 |
| | RMB | RMB | US$ |
| Buildings | 2,478,741 | 2,478,634 | 359,368 |
| Leasehold improvements | 176,442 | 154,900 | 22,458 |
| Furniture, fixtures and equipment | 136,624 | 135,337 | 19,622 |
| Motor vehicles | 46,326 | 33,148 | 4,806 |
| Software | 171,079 | 190,227 | 27,581 |
| | 3,009,212 | 2,992,246 | 433,835 |
| Accumulated depreciation | (444,876) | (546,988) | (79,306) |
| | 2,564,336 | 2,445,258 | 354,529 |
| Construction in progress | 16,599 | 41,059 | 5,953 |
| **Property and equipment, net** | 2,580,935 | 2,486,317 | 360,482 |

Depreciation expense was RMB98,452, RMB146,567 and RMB155,968 for the years ended December 31, 2020, 2021 and 2022, respectively.

On May 9, 2021, the Group purchased new office premises, by acquiring 100% of equity interests of an unrelated third party (renamed as Shanghai Nuohong Real Estate Co., Ltd. ("**Nuohong**") after the acquisition), with a gross floor area of approximately 72,000 square meters in Shanghai Hongqiao Central Business District for a total cash consideration of approximately RMB2.2 billion, which is accounted for as asset acquisition, and recorded as part of property and equipment, net in the Group's consolidated balance sheet. Due to the difference between tax bases and cost bases of buildings, a deferred tax liability of RMB196.2 million was recorded at acquisition date and amortized through the remaining useful live of the buildings.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 9. Other Current Liabilities

Components of other current liabilities are as follows:

|  | As of December 31, | | |
|---|---|---|---|
|  | 2021 | 2022 | 2022 |
|  | RMB | RMB | US$ |
| Accrued expenses | 265,212 | 144,574 | 20,961 |
| Advance from customers | 26,435 | 27,064 | 3,924 |
| Deposits from other business | 6,634 | 13,623 | 1,975 |
| Payable to individual investors of other business | 10,831 | 10,461 | 1,517 |
| Payable for purchases of property and equipment | 44,875 | 36,763 | 5,330 |
| Other tax payable | 71,939 | 37,204 | 5,394 |
| Operating lease liability – current | 91,288 | 84,358 | 12,231 |
| Payables to suppliers | 71,590 | 117,146 | 16,985 |
| Others | 60,451 | 1,982 | 287 |
| **Total** | 649,255 | 473,175 | 68,604 |

Accrued expenses mainly consist of payables for marketing expenses and professional service fees.

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 10. Revenues

The Group derives revenue primarily from one-time commissions, recurring service fees and performance-based income paid by clients or investment product providers.

The following tables show, by segment, revenue from contracts with customers disaggregated by service lines for the years ended December 31, 2020, 2021 and 2022:

| | Year Ended December 31, 2020 | | | |
|---|---|---|---|---|
| | Wealth Management Business RMB | Assets Management Business RMB | Other Businesses RMB | Total RMB |
| **One-time commissions** | 766,246 | 42,591 | – | 808,837 |
| **Recurring service fees** | 1,284,447 | 645,752 | – | 1,930,199 |
| **Performance-based income** | 205,305 | 184,220 | – | 389,525 |
| **Other service fees** | 123,458 | 7,451 | 65,242 | 196,151 |
| Lending services | 13,530 | – | 65,242 | 78,772 |
| Other services | 109,928 | 7,451 | – | 117,379 |
| **Total revenues** | 2,379,456 | 880,014 | 65,242 | 3,324,712 |

| | Year Ended December 31, 2021 | | | |
|---|---|---|---|---|
| | Wealth Management Business RMB | Assets Management Business RMB | Other Businesses RMB | Total RMB |
| **One-time commissions** | 1,180,900 | 90,516 | – | 1,271,416 |
| **Recurring service fees** | 1,469,600 | 639,409 | – | 2,109,009 |
| **Performance-based income** | 469,121 | 315,072 | – | 784,193 |
| **Other service fees** | 92,352 | 1,390 | 68,240 | 161,982 |
| Lending services | 4,471 | – | 35,755 | 40,226 |
| Other services | 87,881 | 1,390 | 32,485 | 121,756 |
| **Total revenues** | 3,211,973 | 1,046,387 | 68,240 | 4,326,600 |

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 10. Revenues (Continued)

| | Year Ended December 31, 2022 | | | |
| --- | --- | --- | --- | --- |
| | Wealth Management Business RMB | Assets Management Business RMB | Other Businesses RMB | Total RMB |
| One-time commissions | 631,589 | 49,856 | – | 681,445 |
| Recurring service fees | 1,232,294 | 682,121 | – | 1,914,415 |
| Performance-based income | 202,455 | 107,121 | – | 309,576 |
| Other service fees | 144,101 | – | 79,340 | 223,441 |
| Lending services | 8,881 | – | 27,017 | 35,898 |
| Other services | 135,220 | – | 52,323 | 187,543 |
| Total revenues | 2,210,439 | 839,098 | 79,340 | 3,128,877 |

Revenues by timing of recognition is analyzed as follows:

| | Year Ended December 31, | | | |
| --- | --- | --- | --- | --- |
| | 2020 RMB | 2021 RMB | 2022 RMB | 2022 US$ |
| Revenue recognized at a point in time | 1,315,741 | 2,144,912 | 1,130,364 | 163,887 |
| Revenue recognized over time | 2,008,971 | 2,181,688 | 1,998,513 | 289,757 |
| Total revenues | 3,324,712 | 4,326,600 | 3,128,877 | 453,644 |

For the Group's revenues generated from different geographic locations, please see Note 19 segment information.

## 11. Income Taxes

### Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, the Cayman Islands do not impose withholding tax on dividend payments.

### Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the first HK$2 million of profits earned by the qualifying group entities incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. The profits of group entities incorporated in Hong Kong not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. In addition, payments of dividends from Hong Kong subsidiaries to their shareholders are not subject to any Hong Kong withholding tax.

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 11. Income Taxes (Continued)

PRC

Under the Law of the People's Republic of China on Enterprise Income Tax ("**EIT Law**"), domestically-owned enterprises and foreign-invested enterprises ("**FIEs**") are subject to a uniform tax rate of 25%. Zigong Noah Financial Service Co., Ltd. falls within the encouraged industries catalogue in Western China, which is eligible for preferential income tax rate of 15%. Ark (Shanghai) Network Technology Co., Ltd. obtained the approval for preferential income tax rate of 15% due to High and New Technology Enterprise in November 2020 and such preferential income tax rate will expire in November 2023. Shanghai Nuorong Information Technology Co., Ltd. obtained the approval for preferential income tax rate of 15% due to High and New Technology Enterprise in November 2022 and such preferential income tax rate will expire in November 2025.

(Loss) Income before income taxes consists of:

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2020 | 2021 | **2022** | **2022** |
| | RMB | RMB | **RMB** | **US$** |
| Mainland China | 846,584 | 686,188 | **588,048** | **85,259** |
| Hong Kong | 345,758 | 584,236 | **389,517** | **56,475** |
| Cayman Islands | (1,811,849) | (66,140) | **39,463** | **5,721** |
| Others | 34,188 | 93,758 | **132,521** | **19,212** |
| **Total** | (585,319) | 1,298,042 | **1,149,549** | **166,667** |

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 11. Income Taxes (Continued)

The income tax expense comprises:

| | Year Ended December 31, | | | |
| --- | --- | --- | --- | --- |
| | 2020<br>RMB | 2021<br>RMB | **2022**<br>**RMB** | **2022**<br>**US$** |
| Current Tax | 324,620 | 413,603 | **354,108** | **51,341** |
| Deferred Tax | (66,160) | (119,663) | **(87,000)** | **(12,614)** |
| Total | 258,460 | 293,940 | **267,108** | **38,727** |

Reconciliation between the statutory tax rate to (loss) income before income taxes and the actual provision for income taxes is as follows:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2020 | 2021 | **2022** |
| PRC income tax rate | 25.00% | 25.00% | **25.00%** |
| Expenses not deductible for tax purposes | (0.33)% | 0.18% | **(0.07)%** |
| Effect of non-deductible settlement expenses | (78.12)% | 0.40% | **–** |
| Effect of tax-free investment income | 1.47% | (0.57)% | **(0.72)%** |
| Effect of different tax rate of subsidiary<br>    in other jurisdiction | 6.44% | (4.85)% | **(6.61)%** |
| Effect of deferred tax asset allowance | (4.13)% | 1.56% | **7.22%** |
| Effect of tax holidays | 2.01% | (1.27)% | **(0.92)%** |
| Effect of income from equity in fund of fund | 0.16% | 2.91% | **1.21%** |
| Effect of dividend withholding tax | – | – | **1.74%** |
| Effect of true-ups | 3.28% | (0.82)% | **(3.36)%** |
| Effect of others | 0.06% | 0.10% | **(0.25)%** |
| | (44.16)% | 22.64% | **23.24%** |

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 11. Income Taxes (Continued)

The aggregate amount and per share effect of the tax holidays (including effect of timing difference reversed in the year with different rate) are as follows:

| | Year ended December 31, | | | |
|---|---|---|---|---|
| | 2020 | 2021 | 2022 | 2022 |
| | RMB | RMB | RMB | US$ |
| Aggregate | 11,753 | 16,422 | 10,594 | 1,536 |
| Per share effect-basic | 0.38 | 0.49 | 0.31 | 0.04 |
| Per share effect-diluted | 0.38 | 0.49 | 0.31 | 0.04 |

The principal components of the deferred income tax asset and liabilities are as follows:

| | As of December 31, | | |
|---|---|---|---|
| | 2021 | 2022 | 2022 |
| | RMB | RMB | US$ |
| Deferred tax assets: | | | |
| Accrued expenses and payroll | 26,271 | 159,817 | 23,171 |
| Tax loss carry forward | 489,179 | 491,311 | 71,233 |
| Unrealized other loss | 4,895 | 5,876 | 852 |
| Provision for impairment of investments | 39,300 | 39,300 | 5,698 |
| Provision for allowance of credit losses | 45,750 | 42,050 | 6,097 |
| Provision for contingent liability | – | 24,750 | 3,588 |
| Others | 2,323 | 6,804 | 986 |
| Gross deferred tax assets | 607,718 | 769,908 | 111,625 |
| Valuation allowance | (271,813) | (333,467) | (48,347) |
| Net deferred tax assets | 335,905 | 436,441 | 63,278 |
| Deferred tax liabilities: | | | |
| Unrealized investment income | 42,276 | 44,414 | 6,439 |
| Dividend withholding tax | – | 20,000 | 2,900 |
| Acquired deferred tax liabilities (Note 8) | 191,858 | 185,354 | 26,874 |
| Net deferred tax liabilities (after offsetting) | 234,134 | 249,768 | 36,213 |

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 11. Income Taxes (Continued)

Deferred tax assets and liabilities have been offset where the Group has a legally enforceable right to do so, and intends to settle on a net basis.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group's experience with tax attributes expiring unused and tax planning alternatives. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group's ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced. As of December 31, 2022, operating loss carry forward amounted to RMB2,081,347 for the PRC and Hong Kong income tax purpose. According to the Article 18 of the PRC Tax Law, the enterprise can carry over the losses to the succeeding five tax years, tax loss carried forward that the Group recognized for PRC subsidiaries and VIEs will begin to expire from 2023 to 2028.

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 11. Income Taxes (Continued)

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. The movements of valuation allowance of deferred tax assets are as follows:

| | For the year ended December 31, | | |
|---|---|---|---|
| | 2020 | 2021 | **2022** |
| | RMB | RMB | **RMB** |
| Balance at beginning of the year | 56,653 | 60,628 | **271,813** |
| Provided | 24,196 | 20,275 | **94,856** |
| Addition due to acquisition | – | 193,826 | **–** |
| Reversal | – | – | **(9,472)** |
| Write off | (20,221) | (2,916) | **(23,730)** |
| Balance at ending of the year | 60,628 | 271,813 | **333,467** |

Refer to Note 8, the acquisition of Nuohong resulted in an increase of RMB193,826 in both deferred tax assets of tax loss carried forward and related valuation allowance as the Group estimated that accumulated loss of Nuohong can't be realized in the future based on its intent to use.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 11. Income Taxes (Continued)

In accordance with the EIT Law, dividends, which arise from profits of FIEs earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The accumulated undistributed earnings of the Group's PRC subsidiaries were RMB4.6 billion and RMB5.1 billion as of December 31, 2021 and 2022, respectively. Prior to 2022, the Group intended to indefinitely reinvest the undistributed earnings of the Group's PRC subsidiaries. Referring to Note 22, a final dividend of approximately RMB176.5 million in respect of the year ended December 31, 2022 has been recommended by the board of directors of the Company. To execute the dividend plan, the board of Noah Group has approved to distribute cash dividends of RMB200.0 million to the Company, and the Group recorded a deferred tax liability of RMB20.0 million as of December 31, 2022 accordingly. The remaining undistributed earnings of the Group's PRC subsidiaries would be indefinitely reinvested.

Aggregate undistributed earnings of the Group's VIE companies located in the PRC that are available for distribution to the Group were approximately RMB2.4 billion and RMB3.1 billion as of December 31, 2021 and 2022, respectively. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

The Group did not record any uncertain tax positions during the years ended December 31, 2020, 2021 and 2022. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 12. Loans Receivable, Net

Loans receivable as of December 31, 2021 and 2022 consist of the following:

| | As of December 31, | | |
|---|---|---|---|
| | 2021 | **2022** | **2022** |
| | RMB | **RMB** | **US$** |
| Loans receivable: | | | |
| – Within credit term | 536,758 | **289,981** | **42,043** |
| – Past due | 152,934 | **269,658** | **39,097** |
| Total loans receivable | 689,692 | **559,639** | **81,140** |
| Allowance for credit losses | (93,926) | **(93,859)** | **(13,608)** |
| Loans receivable, net | 595,766 | **465,780** | **67,532** |

The loan interest rates range between 3% and 18% for the years ended December 31, 2021 and 2022. Majority of loans were short-term loans and recorded within loans receivables, net, and long-term loans of RMB66.0 million and RMB62.0 million were recorded in other non-current assets as of December 31, 2021 and 2022, respectively. RMB620.8 million and RMB580.3 million of the loans is secured by collateral as of December 31, 2021 and 2022, respectively. The Group also purchased past due loans from third parties with the amount of RMB77.5 million and RMB64.8 million for the years ended December 31, 2021 and 2022, respectively. The purchased past due loans of RMB58.5 million and RMB13.0 million were collected or transferred to other investors, for the years ended December 31, 2021 and 2022, respectively.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 12.  Loans Receivable, Net (Continued)

The following table presents the activity in the allowance for credit losses for loans receivable as of and for the years ended December 31, 2021 and 2022.

|  | RMB |
|---|---|
| **Loans receivable – December 31, 2020** | 5,863 |
| Provisions | 99,057 |
| Reversal of allowance provided | (5,863) |
| Write off | (5,131) |
| **Loans receivable – December 31, 2021** | 93,926 |
| Provisions | 681 |
| Write off | (748) |
| **Loans receivable – December 31, 2022** | **93,859** |

## 13.  Lease

### As a Lessee

Operating lease assets primarily represents various facilities under non-cancelable operating leases expiring within one to ten years. Lease costs are included in either selling or general and administrative expenses depending on the use of the underlying asset. Operating lease expenses, including the short-term lease cost which was immaterial, were RMB102,321 and RMB98,943 for the years ended December 31, 2021 and 2022, respectively. Cash payments against operating lease liabilities were RMB99,064 and RMB93,610 for the years ended December 31, 2021 and 2022, respectively.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 13.  Lease (Continued)

### As a Lessee (Continued)

Supplemental consolidated balance sheet information related to leases was as follows:

| | As of December 31, | | |
| --- | --- | --- | --- |
| | 2021 | 2022 | 2022 |
| | RMB | RMB | US$ |
| **Operating leases:** | | | |
| Operating lease right-of-use assets | 223,652 | 168,192 | 24,386 |
| Current portion of lease liabilities | 91,288 | 84,358 | 12,231 |
| Non-current portion of lease liabilities | 130,956 | 83,171 | 12,059 |
| **Total operating lease liabilities** | 222,244 | 167,529 | 24,290 |
| Weighted average remaining lease term (years) | 2.85 | 2.32 | |
| Weighted average discount rate | 4.38% | 4.55% | |

The maturities of operating lease liabilities for the next five years and thereafter as of December 31, 2021 and 2022, are as follows:

| | As of December 31, | | |
| --- | --- | --- | --- |
| | 2021 | 2022 | 2022 |
| | RMB | RMB | US$ |
| Within 1 year | 95,288 | 88,780 | 12,872 |
| Between 1 and 2 years | 75,197 | 65,378 | 9,479 |
| Between 2 and 3 years | 48,288 | 18,153 | 2,632 |
| Between 3 and 4 years | 14,459 | 3,845 | 557 |
| Between 4 and 5 years | 324 | 817 | 118 |
| Total lease payment | 233,556 | 176,973 | 25,658 |
| Less imputed interest | (11,312) | (9,444) | (1,368) |
| Total | 222,244 | 167,529 | 24,290 |

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 14. Ordinary Shares

Upon the secondary listing, 1,152,160 ordinary shares (including the partial exercise of the over-allotment option on August 5, 2022) were issued at a public offering price of HK$292.00. The Company received net proceeds of HK$315.6 million (RMB277.0 million) from this offering after deducting underwriters' commissions and offering expenses. RMB30.0 million of the non-underwriting-related listing expenses was recorded as a deduction in additional paid-in-capital.

### Share Repurchase

On December 1, 2020, the Company announced that its board of directors authorized a share repurchase program (the "**Share Repurchase Program**") under which the Company may repurchase up to US$100 million worth of its ADSs over the following two years. As of December 31, 2020, the Company has purchased an aggregate of 1,088,404 ADSs (represents 544,202 ordinary shares) for a total cash consideration of US$44,584 (RMB290,913), including repurchase commissions.

On February 25, 2021, the Company completed the Share Repurchase Program, with approximately 2,233,770 ADSs representing 1,116,885 ordinary shares having been repurchased at an average price of US$44.77 per ADS.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 15. Share-Based Compensation

The following table presents the Group's share-based compensation expense by type of award:

| | | Year Ended December 31, | | |
| --- | --- | --- | --- | --- |
| | 2020 | 2021 | **2022** | **2022** |
| | RMB | RMB | **RMB** | **US$** |
| Share options | 21,837 | 18,081 | **24,195** | **3,508** |
| Non-vested restricted shares | 37,952 | 32,956 | **18,105** | **2,625** |
| Total share-based compensation | 59,789 | 51,037 | **42,300** | **6,133** |

During the year ended December 31, 2017, the Group adopted its 2017 share incentive plan (the "**2017 Plan**"). Under the 2017 Plan, the maximum aggregate number of shares in respect of which options, restricted shares, or restricted share units may be issued shall be 2,800,000 shares. The term of any options, restricted shares, or restricted share units granted under the 2017 Plan shall not exceed ten years. Options, restricted shares or restricted share units generally vest 25% on the first anniversary of the grant date with the remaining 75% vesting ratably over the following 36 months.

During the year ended December 31, 2022, the Group adopted its 2022 share incentive plan (the "**2022 Plan**"). Under the 2022 Plan, the maximum aggregate number of shares in respect of which options, restricted shares, or restricted share units may be issued shall be 3,000,000 shares. The term of any options, restricted shares, or restricted share units granted under the 2022 Plan shall not exceed ten years. Options, restricted shares or restricted share units generally vest 25% on the first anniversary of the grant date with the remaining 75% vesting ratably over the following 36 months.

### Share Options

No options were granted for the years ended December 31, 2020. The weighted-average grant-date fair value of options granted during the year ended December 31, 2021 and 2022 was RMB306.56 (US$48.11) and RMB181.04 (US$26.25) per share. There were 134,639, 37,606 and 6,009 options exercised during the years ended December 31, 2020, 2021 and 2022, respectively. The Group uses the Black-Scholes pricing model and the following assumptions to estimate the fair value of the options granted:

| | 2021 | **2022** |
| --- | --- | --- |
| Average risk-free rate of return | 0.8~1.5% | **3.0~4.1%** |
| Weighted average expected option life | 6.1~8.4 years | **7.85 years** |
| Estimated volatility | 42.1-50.4% | **67.1~67.5%** |
| Average dividend yield | Nil | **Nil** |

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 15. Share-Based Compensation (Continued)

### Share Options (Continued)

The risk-free interest rate is based on the U.S. Treasury constant maturity interest rate with a term consistent with the expected term of the stock option award.

The expected volatility is estimated based on the historical volatility of the Company's common stock with a term consistent with the expected term of the stock option award. Average dividend yield is based on management estimation at the grant date.

The following table summarizes option activity during the years ended December 31, 2021 and 2022:

| | Number of options | Weighted Average Exercise Price RMB | Weighted Average Remaining Contractual Term Years | Aggregate Intrinsic Value of Options RMB |
|---|---|---|---|---|
| Outstanding as of January 1, 2021 | 224,528 | 505.33 | 5.5 | 17,848 |
| Granted | 268,006 | 420.41 | – | – |
| Exercised | (37,606) | 291.73 | – | – |
| Forfeited or expired | (20,960) | 431.31 | – | – |
| Outstanding as of December 31, 2021 | 433,968 | 474.97 | 7.9 | 18,389 |
| Exercisable as of December 31, 2021 | 154,661 | 319.84 | 5.4 | 3,663 |
| Outstanding as of January 1, 2022 | **433,968** | **474.97** | **7.9** | **18,389** |
| Granted | **558,935** | **198.71** | **–** | **–** |
| Exercised | **(6,009)** | **257.59** | **–** | **–** |
| Forfeited or expired | **(61,421)** | **460.62** | **–** | **–** |
| Outstanding as of December 31, 2022 | **925,473** | **310.49** | **8.4** | **8,379** |
| Exercisable as of December 31, 2022 | **242,581** | **401.05** | **6.0** | **–** |

The aggregate intrinsic value of options exercised during the years ended December 31, 2020, 2021 and 2022 was RMB16,916, RMB15,674 and RMB1,223 respectively. As of December 31, 2022, there was RMB112,243 of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 3.93 years.

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 15. Share-Based Compensation (Continued)

### Non-Vested Restricted Shares

A summary of non-vested restricted share activity during the years ended December 31, 2021 and 2022 is presented below:

| Non-vested restricted shares | Number of non-vested restricted shares RMB | Weighted-average grant-date fair value RMB |
|---|---|---|
| Non-vested as of December 31, 2020 | 103,373 | 357.43 |
| Granted | 120,050 | 399.33 |
| Vested | (57,064) | 471.41 |
| Forfeited | (15,525) | 530.50 |
| Non-vested as of December 31, 2021 | 150,834 | 324.12 |
| Granted | 4,000 | 224.85 |
| Vested | (32,312) | 493.62 |
| Forfeited | (32,667) | 427.29 |
| **Non-vested as of December 31, 2022** | **89,855** | **300.59** |

The total fair value of non-vested restricted shares vested during the years ended December 31, 2020, 2021 and 2022 was RMB28,898, RMB29,784 and RMB9,672 respectively. As of December 31, 2022, there was RMB28,161 in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 4.63 years.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

**16. Settlement Expenses**

In July 2019, in connection with certain funds managed ("**Camsing Credit Funds**" or "**Camsing Products**") by Shanghai Gopher Asset Management Co., Ltd. ("**Shanghai Gopher**"), a consolidated affiliated subsidiary of the Company, it is suspected that fraud had been committed by third parties related to the underlying investments (the "**Camsing Incident**"). A total of 818 investors were affected, and the outstanding amount of the investments that is potentially subject to repayment upon default amounted to RMB3.4 billion.

### Settlement Plan

To preserve the Group's goodwill with affected investors, it voluntarily made an ex gratia settlement offer (the "**Settlement Plan**") to affected investors. An affected client accepting the offer shall receive restricted share units ("**RSUs**"), which upon vesting will become ordinary shares of the Company, and in return forgo all outstanding legal rights associated with the investment in the Camsing Credit Funds and irrevocably release the Company and all its affiliated entities and individuals from any and all claims immediately, known or unknown, that relate to the Camsing Credit Funds. The number of ordinary shares each investor is entitled to is determined based on a fixed ratio of the investor's outstanding investments in Camsing Products at 2,886 ADSs per RMB1 million.

On August 24, 2020, the Settlement Plan was approved by the Board of Directors of the Company that a total number of new ordinary shares not exceeding 1.6% of the share capital of the Company has been authorized to be issued each year for a consecutive ten years for the Settlement Plan.

Two plans ("**Plan A**" or "**Plan B**") were offered for the investors to choose. Under Plan A, the Group will issue RSUs to the investor's designated trust plan. 1/10 of the RSUs shall be vested immediately at contract inception and the remaining 9/10 will be vested evenly in the following 9 years subject to certain performance conditions by the investors. Plan B has the same terms as those of Plan A, except that the investor has an option (the "**Option**") to call back the beneficial rights of transferred Camsing Products (but not the legal title) or keep the RSUs at the third anniversary of contact ("**Year 3**"). All RSUs issued within the period from contract inception to Year 3 cannot be vested until the investor chooses to retain the RSUs. Under either plan, mutual understandings are established that the Group has committed and has contractual obligations to issue the shares to the settled investors regardless of the actual execution of the Option, which is deemed remote to occur, and/or the fulfillment of the performance conditions.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 16. Settlement Expenses (Continued)

### Settlement Plan (Continued)

The Group evaluated and concluded the financial instruments to be issued under the Settlement Plan meet equity classification under ASC 815-40-25-10. Therefore, such instruments were initially measured at fair value and recognized as part of additional-paid-in-capital.

The Group uses the Black-Scholes pricing model to value the RSUs. Determining the appropriate fair-value model and calculating the fair value of RSUs requires considerable judgment, including estimating stock price volatility. The computation of expected volatility was based on the historical volatility of the Company's common shares for a period that coincides with restriction period of the RSUs.

As of December 31, 2020, 552 out of the total 818 investors (approximately 67.4%) had accepted settlements under the plan, representing RMB2.4 billion out of the total outstanding investments of RMB3.4 billion (approximately 70%) under the Camsing Products. The total number of RSUs to be issued is 3,478,060 shares. The cost of this Settlement Plan measured at the fair value of the RSUs to be issued was RMB1,290.8 million, which was reported under settlement expenses for the year ended December 31, 2020.

In 2021, additional 43 investors accepted the Settlement Plan, and the Company recorded settlement expenses in the amount of RMB19.9 million (US$3.1 million) based on the difference between the fair value of the RSUs to be issued at each settlement date and the corresponding contingent liability accrued for these investors as of December 31, 2020.

For the year ended December 31, 2022, no settlement expense attributable to Camsing Incident was recorded due to (i) no additional settlement and (ii) no change in contingent liabilities relating to Camsing Incident.

The Option under Plan B can be exercised separately from the RSUs and is determined to be a freestanding derivative liability and measured at estimated fair value based on the recovery value of Camsing Products. The Group used the available information and determined the fair value of Option to be nil as of December 31, 2021 and 2022, respectively. The fair value of the derivative will be re-assessed at each reporting period.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 17. Employee Benefit Plans

Majority of full time employees of the Group participate in a PRC government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees' salaries. The total contribution for such employee benefits were RMB125,073, RMB237,851 and RMB267,278 for the years ended December 31, 2020, 2021 and 2022, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

During the years ended December 31, 2022 and 2021, the Group had no forfeited contribution utilised to reduce the existing level of contributions. As of December 31, 2022 and 2021, there was no forfeited contribution under the defined contribution plan which may be used by the Group to reduce the contribution payable in the future years.

## 18. Restricted Net Assets

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the Articles of Association of the Group's PRC subsidiaries and VIEs, the Group is required to maintain a statutory reserve ("**PRC statutory reserve**"): a general reserve fund, which is non-distributable. The Group's PRC subsidiaries and VIEs are required to transfer 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. At their discretion, the PRC subsidiaries and VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Group's PRC subsidiaries and VIEs' retained earnings as determined in accordance with PRC accounting standards and regulations. The general reserve fund amounted to RMB407,500 and RMB472,833 as of December 31, 2021 and 2022, respectively. The Group has not allocated any of its after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the paid-in capital of the Group's PRC subsidiaries and VIEs of RMB2,534,945 and RMB2,323,106 as of December 31, 2021 and 2022, respectively, was considered restricted due to restrictions on the distribution of paid-in capital.

As a result of these PRC laws and regulations, the Group's PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and paid-in capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB2,950,455 and RMB2,826,642 as of December 31, 2021 and 2022, respectively.

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 19. Segment Information

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group's chief operating decision maker ("**CODM**") for making decisions, allocating resources and assessing performance. The Group's CODM has been identified as the chief executive officer, who reviews consolidated results including revenues, operating cost and expenses and income (loss) from operations when making decisions about allocating resources and assessing performance of the Group.

The Group believes it operates in three reportable segments: wealth management, asset management and, other business. The Group's CODM does not review balance sheet information of the segments.

Segment information of the Group's business is as follow:

| | Year Ended December 31, 2020 | | | |
|---|---|---|---|---|
| | Wealth Management Business RMB | Assets Management Business RMB | Other Businesses RMB | Total RMB |
| Revenues: | | | | |
| Revenues from others | | | | |
| One-time commissions | 677,726 | 1,288 | – | 679,014 |
| Recurring service fees | 697,140 | 3,017 | – | 700,157 |
| Performance-based income | 180,385 | 144 | – | 180,529 |
| Other service fees | 123,458 | 7,451 | 65,242 | 196,151 |
| Total revenues from others | 1,678,709 | 11,900 | 65,242 | 1,755,851 |
| Revenues from funds Gopher manages | | | | |
| One-time commissions | 88,520 | 41,303 | – | 129,823 |
| Recurring service fees | 587,307 | 642,735 | – | 1,230,042 |
| Performance –based income | 24,920 | 184,076 | – | 208,996 |
| Total revenues from funds Gopher manages | 700,747 | 868,114 | – | 1,568,861 |
| **Total revenues** | 2,379,456 | 880,014 | 65,242 | 3,324,712 |
| Less: VAT related surcharges | (13,123) | (4,521) | (1,242) | (18,886) |

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 19. Segment Information (Continued)

Segment information of the Group's business is as follow: (Continued)

| | Year Ended December 31, 2020 | | | |
| | Wealth Management Business RMB | Assets Management Business RMB | Other Businesses RMB | Total RMB |
|---|---|---|---|---|
| **Net revenues** | 2,366,333 | 875,493 | 64,000 | 3,305,826 |
| Operating cost and expenses: | | | | |
| Compensation and benefits | | | | |
| Relationship manager compensation | (613,101) | – | (898) | (613,999) |
| Performance-based compensation | – | (85,413) | – | (85,413) |
| Other compensations | (486,668) | (254,278) | (63,654) | (804,600) |
| Total compensation and benefits | (1,099,769) | (339,691) | (64,552) | (1,504,012) |
| Selling expenses | (228,853) | (34,302) | (8,537) | (271,692) |
| General and administrative expenses | (197,511) | (59,440) | (20,928) | (277,879) |
| Provision for credit losses | (3,785) | (251) | (4,047) | (8,083) |
| Other operating expenses | (76,983) | (6,443) | (15,614) | (99,040) |
| Government subsidies | 58,046 | 24,443 | 30,867 | 113,356 |
| **Total operating cost and expenses** | (1,548,855) | (415,684) | (82,811) | (2,047,350) |
| **Income (loss) from operations** | 817,478 | 459,809 | (18,811) | 1,258,476 |

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 19. Segment Information (Continued)

Segment information of the Group's business is as follow: (Continued)

| | Year Ended December 31, 2021 | | | |
|---|---|---|---|---|
| | Wealth Management Business RMB | Assets Management Business RMB | Other Businesses RMB | Total RMB |
| Revenues: | | | | |
| Revenues from others | | | | |
| One-time commissions | 1,130,653 | 241 | – | 1,130,894 |
| Recurring service fees | 912,506 | 1,194 | – | 913,700 |
| Performance-based income | 391,903 | – | – | 391,903 |
| Other service fees | 92,352 | 1,390 | 68,240 | 161,982 |
| Total revenues from others | 2,527,414 | 2,825 | 68,240 | 2,598,479 |
| Revenues from funds Gopher manages | | | | |
| One-time commissions | 50,247 | 90,275 | – | 140,522 |
| Recurring service fees | 557,094 | 638,215 | – | 1,195,309 |
| Performance –based income | 77,218 | 315,072 | – | 392,290 |
| Total revenues from funds Gopher manages | 684,559 | 1,043,562 | – | 1,728,121 |
| **Total revenues** | 3,211,973 | 1,046,387 | 68,240 | 4,326,600 |
| Less: VAT related surcharges | (17,076) | (4,923) | (11,507) | (33,506) |
| **Net revenues** | 3,194,897 | 1,041,464 | 56,733 | 4,293,094 |
| Operating cost and expenses: | | | | |
| Compensation and benefits | | | | |
| Relationship manager compensation | (900,921) | (19,975) | – | (920,896) |
| Performance-based compensation | (45,913) | (112,130) | – | (158,043) |
| Other compensations | (707,455) | (317,929) | (64,557) | (1,089,941) |
| Total compensation and benefits | (1,654,289) | (450,034) | (64,557) | (2,168,880) |
| Selling expenses | (354,128) | (55,790) | (27,213) | (437,131) |
| General and administrative expenses | (270,253) | (70,686) | (42,382) | (383,321) |
| Provision for credit losses | (6,490) | (13,275) | (93,194) | (112,959) |
| Other operating expenses | (53,616) | (4,347) | (49,881) | (107,844) |
| Government subsidies | 65,368 | 37,905 | 12,666 | 115,939 |
| **Total operating cost and expenses** | (2,273,408) | (556,227) | (264,561) | (3,094,196) |
| **Income (loss) from operations** | 921,489 | 485,237 | (207,828) | 1,198,898 |

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 19.  Segment Information (Continued)

Segment information of the Group's business is as follow: (Continued)

| | Year Ended December 31, 2022 | | | |
| --- | --- | --- | --- | --- |
| | Wealth Management Business RMB | Assets Management Business RMB | Other Businesses RMB | Total RMB |
| Revenues: | | | | |
| Revenues from others | | | | |
| One-time commissions | 617,636 | – | – | 617,636 |
| Recurring service fees | 768,980 | – | – | 768,980 |
| Performance-based income | 184,048 | – | – | 184,048 |
| Other service fees | 144,101 | – | 79,340 | 223,441 |
| Total revenues from others | 1,714,765 | – | 79,340 | 1,794,105 |
| Revenues from funds Gopher manages | | | | |
| One-time commissions | 13,953 | 49,856 | – | 63,809 |
| Recurring service fees | 463,314 | 682,121 | – | 1,145,435 |
| Performance-based income | 18,407 | 107,121 | – | 125,528 |
| Total revenues from funds Gopher manages | 495,674 | 839,098 | – | 1,334,772 |
| **Total revenues** | 2,210,439 | 839,098 | 79,340 | 3,128,877 |
| Less: VAT related surcharges | (10,462) | (4,630) | (13,413) | (28,505) |
| **Net revenues** | 2,199,977 | 834,468 | 65,927 | 3,100,372 |
| Operating cost and expenses: | | | | |
| Compensation and benefits | | | | |
| Relationship manager compensation | (460,237) | (36,910) | – | (497,147) |
| Performance-based compensation | (872) | (6,167) | – | (7,039) |
| Other compensations | (618,525) | (278,934) | (40,237) | (937,696) |
| Total compensation and benefits | (1,079,634) | (322,011) | (40,237) | (1,441,882) |
| Selling expenses | (299,769) | (41,885) | (7,360) | (349,014) |
| General and administrative expenses | (153,643) | (55,872) | (25,804) | (235,319) |
| Reversal of (provision for) credit losses | 718 | 386 | (680) | 424 |
| Other operating expenses | (15,412) | (6,369) | (93,872) | (115,653) |
| Government subsidies | 89,223 | 39,120 | 1,178 | 129,521 |
| **Total operating cost and expenses** | (1,458,517) | (386,631) | (166,775) | (2,011,923) |
| **Income (loss) from operations** | 741,460 | 447,837 | (100,848) | 1,088,449 |

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 19. Segment Information (Continued)

The following table summarizes the Group's revenues generated by the different geographic locations.

| | Year Ended December 31, 2020 | | | |
|---|---|---|---|---|
| | Wealth Management Business RMB | Assets Management Business RMB | Other Businesses RMB | Total RMB |
| Mainland China | 1,787,611 | 742,743 | 65,242 | 2,595,596 |
| Hong Kong | 452,810 | 111,431 | – | 564,241 |
| Others | 139,035 | 25,840 | – | 164,875 |
| **Total revenues** | 2,379,456 | 880,014 | 65,242 | 3,324,712 |

| | Year Ended December 31, 2021 | | | |
|---|---|---|---|---|
| | Wealth Management Business RMB | Assets Management Business RMB | Other Businesses RMB | Total RMB |
| Mainland China | 2,479,576 | 768,203 | 68,240 | 3,316,019 |
| Hong Kong | 629,587 | 240,136 | – | 869,723 |
| Others | 102,810 | 38,048 | – | 140,858 |
| **Total revenues** | 3,211,973 | 1,046,387 | 68,240 | 4,326,600 |

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 19. Segment Information (Continued)

The following table summarizes the Group's revenues generated by the different geographic location. (Continued)

|  | Wealth Management Business RMB | Assets Management Business RMB | Other Businesses RMB | Total RMB |
|---|---|---|---|---|
| | **Year Ended December 31, 2022** | | | |
| Mainland China | 1,548,395 | 672,785 | 79,340 | 2,300,520 |
| Hong Kong | 508,907 | 83,029 | – | 591,936 |
| Others | 153,137 | 83,284 | – | 236,421 |
| **Total revenues** | 2,210,439 | 839,098 | 79,340 | 3,128,877 |

Substantially all of the Group's revenues are derived from, and its assets are located in Mainland China and Hong Kong.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 20. Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The table below sets forth major related parties and their relationships with the Group:

| Company Name | Relationship with the Group |
| --- | --- |
| Sequoia Capital Investment Management (Tianjin) Co., Ltd. | Affiliate of shareholder of the Group |
| Wanjia Win-Win | Investee of Gopher Asset Management Co., Ltd. ("**Gopher Assets**"), a consolidated VIE of the Group |
| Shanghai Dingnuo Technology Co., Ltd. ("**Dingnuo**") | Affiliate of shareholder of the Group |
| Investee funds of Gopher Assets | Investees of Gopher Assets |
| Investee funds of Gopher Capital GP Ltd. | Investees of Gopher Capital GP Ltd., a subsidiary of the Group |
| Shanghai Noah Charity Fund | A charity fund established by the Group |

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 20. Related Party Transactions (Continued)

During the years ended December 31, 2020, 2021 and 2022, related party transactions were as follows:

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2020 | 2021 | 2022 | 2022 |
| | RMB | RMB | RMB | US$ |
| One-time commissions | | | | |
| Investee funds of Gopher Assets | 129,823 | 140,522 | 63,809 | 9,251 |
| Recurring service fees | | | | |
| Investee funds of Gopher Assets | 927,611 | 871,618 | 768,161 | 111,373 |
| Wanjia Win-Win | – | 463 | – | – |
| Sequoia Capital Investment Management (Tianjin) Co., Ltd. | 12,411 | 26,488 | 16,791 | 2,434 |
| Investee funds of Gopher Capital GP Ltd. | 302,431 | 323,691 | 377,274 | 54,700 |
| Total recurring service fees | 1,242,453 | 1,222,260 | 1,162,226 | 168,507 |
| Performance-based income | | | | |
| Investee funds of Gopher Assets | 140,050 | 166,580 | 51,304 | 7,438 |
| Investee funds of Gopher Capital GP Ltd. | 68,946 | 225,710 | 74,224 | 10,762 |
| Total performance-based income | 208,996 | 392,290 | 125,528 | 18,200 |
| Other service fees | | | | |
| Investee funds of Gopher Assets | 3,425 | 5,945 | – | – |
| Investee funds of Gopher Capital GP Ltd. | 86 | – | – | – |
| Total other service fees | 3,511 | 5,945 | – | – |
| **Total** | 1,584,783 | 1,761,017 | 1,351,563 | 195,958 |

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 20.  Related Party Transactions (Continued)

As of December 31, 2021 and 2022, amounts due from related parties associated with the above trading transactions were comprised of the following:

| | As of December 31, | | |
| --- | --- | --- | --- |
| | 2021 | 2022 | 2022 |
| | RMB | RMB | US$ |
| Investee funds of Gopher Assets | 320,623 | 317,969 | 46,101 |
| Investee funds of Gopher Capital GP Ltd. | 97,378 | 108,090 | 15,672 |
| Amounts due from related parties (trade), gross | 418,001 | 426,059 | 61,773 |
| Less: Allowance for credit losses | (17,343) | (11,872) | (1,721) |
| **Total** | 400,658 | 414,187 | 60,052 |

An aging analysis of amounts due from related parties associated with the above trading transactions is as follows:

| | As of December 31, | | |
| --- | --- | --- | --- |
| | 2021 | 2022 | 2022 |
| | RMB | RMB | US$ |
| Within 1 year | 360,907 | 345,759 | 50,130 |
| 1-2 years | 29,904 | 34,251 | 4,966 |
| 2-3 years | 18,219 | 22,164 | 3,213 |
| 3-4 years | 7,819 | 14,103 | 2,045 |
| Over 4 years | 1,152 | 9,782 | 1,419 |
| **Amounts due from related parties (trade), gross** | 418,001 | 426,059 | 61,773 |

As of December 31, 2021 and 2022, amounts due from related parties associated with loan distributed were comprised of the following:

| | As of December 31, | | |
| --- | --- | --- | --- |
| | 2021 | 2022 | 2022 |
| | RMB | RMB | US$ |
| Investee funds of Gopher Assets | 18,850 | 13,940 | 2,021 |
| Investee funds of Gopher Capital GP Ltd. | 44,666 | 29,091 | 4,217 |
| Amounts due from related parties (non-trade), gross | 63,516 | 43,031 | 6,238 |
| Less: Allowance for credit losses | (12,785) | (13,794) | (2,000) |
| **Total** | 50,731 | 29,237 | 4,238 |

These non-trade loans are due on demand and expected to be matured within one year, most of which are interest free.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 20. Related Party Transactions (Continued)

As of December 31, 2021 and 2022, deferred revenues related to the recurring management fee received in advance from related parties were comprised of the following:

| | As of December 31, | | |
| --- | --- | --- | --- |
| | 2021 | 2022 | 2022 |
| | RMB | RMB | US$ |
| Investee funds of Gopher Assets | 16,373 | 10,325 | 1,497 |
| Investee funds of Gopher Capital GP Ltd. | 738 | 611 | 89 |
| **Total** | 17,111 | 10,936 | 1,586 |

During the years ended December 31, 2020, 2021 and 2022, donation made to Shanghai Noah Charity Fund were RMB2.8 million, RMB3.5 million and RMB3.2 million, respectively.

During the years ended December 31, 2020, 2021 and 2022, the Group paid RMB6.0 million, RMB9.2 million and RMB5.5 million as service fees to Dingnuo for development of an online mutual fund work station for the Group's relationship managers and one-stop service platform for private equity fund managers, respectively.

## 21. Contingencies

### Camsing Incident

As disclosed in Note 16, the Group offered a voluntary settlement plan in 2020 to all affected Camsing investors, and as of December 31, 2022, approximately 72.7% of the Camsing investors had accepted the settlement plan, representing approximately 75.4% of the total outstanding investments of RMB3.4 billion under the Camsing Products. The Group currently has no new settlement plan for the remaining unsettled investors, but would not preclude to reaching settlements in the future with similar terms. The Group estimated the probable amount of future settlement taking into consideration of possible forms of settlement and estimated acceptable level, and recorded it as a contingent liability in the amount of US$68.0 million (RMB469.0 million) as of December 31, 2022.

As of December 31, 2022, there were 38 investors whose legal proceedings against Shanghai Gopher and/or its affiliates, with an aggregate claim amount over RMB125.6 million were still outstanding. The Group is of the view that these proceedings will not have a material adverse effect on the Group's business. As the date of this annual report, the management has assessed, based on its PRC legal counsels' advices, the Group cannot reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to the pending legal proceedings.

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 21. Contingencies (Continued)

### Litigation

In December 2022, the Group received a civil judgment from the Bozhou Intermediate People's Court of Anhui Province (the "**First Instance Court**"). The judgement related to a civil lawsuit brought by an external institution (the "**Plaintiff**") against Noah (Shanghai) Financial Leasing Co., Ltd. (the "**Defendant**", one subsidiary of the Company).

The First Instance Court first accepted the civil lawsuit filed by the Plaintiff against the Defendant in August 2019 respecting the financial consultancy services provided by the Defendant to the Plaintiff on its investment process. The Defendant charged a fee of RMB500,000 for providing such consultancy services to the Plaintiff. In December 2020, the First Instance Court dismissed the Plaintiff's case. In March 2021, the High People's Court of Anhui Province (the "**Appellate Court**") dismissed the Plaintiff's appeal to the ruling of the First Instance Court. No contingent liabilities with respect to the civil claim were recorded by the Group in 2020 and 2021.

The Plaintiff subsequently, for the third time, applied for a retrial to the Supreme People's Court. In February 2022, the Supreme People's Court issued an order revoking the aforementioned rulings and remanding the case to the First Instance Court for retrial. While the Group held the same view as before that the claim of the Plaintiff is without merit and is unfounded, in December 2022, the First Instance Court awarded the Plaintiff monetary damages of RMB99.0 million and corresponding interests (the "**First-instance Ruling**"). The First-instance Ruling is not yet effective until the appellate process is concluded.

Considering the judgment in the First-instance Ruling, although it remains subject to appeal and applicable post-judgment proceedings, the Group has reserved a contingent liability of RMB99.0 million as of December 31, 2022.

### Others

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Other than those related to the Camsing Incident and the litigation mentioned above, the Group does not have any pending legal or administrative proceedings to which the Group is a party that will have a material effect on its business or financial condition.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 22. Dividends

No dividends have been declared or paid by the Company during the years ended December 31, 2021 and 2022.

A final dividend of RMB5.5 per share (tax inclusive), with the total amount of approximately RMB176.5 million (tax inclusive) which is subject to adjustment to the number of ordinary shares of the Company entitled to dividend distribution as of the record date for dividend distribution, in respect of the year ended December 31, 2022 has been recommended by the board of directors and is subject to approval by the shareholders of the Company in the forthcoming annual general meeting to be held on or around June 12, 2023.

## 23. Directors' Emoluments

Details of the emoluments paid to the directors of the Company for the year are as follows:

|  | Year Ended December 31, | |
|---|---|---|
|  | 2021 | 2022 |
|  | RMB | RMB |
| Fee | – | – |
| Other emoluments |  |  |
|     Salaries, allowances and benefits in kind | 4,581 | 5,598 |
|     Performance related bonuses | 20,069 | 7,655 |
|     Contributions to retirement benefits scheme | 209 | 227 |
| **Sub-total of paid salaries, bonuses and other benefits** | 24,859 | 13,480 |
|     Share-based compensation | 9,037 | 8,948 |
|  | 33,896 | 22,428 |

During the year ended December 31, 2021 and 2022, certain directors were granted share options and restricted shares in respect of their services to the Group under the share incentive plans of the Company. Details are set out in Note 15 to the consolidated financial statements. The share-based compensation of directors were based on the expenses recognized in the Group's consolidated statements of operations during the years ended December 31, 2021 and 2022, which did not represent the actual fair value of the share options received upon exercise and/or the restricted shares vested in the corresponding periods. During the year ended December 31, 2022, among the total share-based compensation, RMB541 (2021: RMB1,126) of such expenses were related to non-vested share options and restricted shares.

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 23. Directors' Emoluments (Continued)

The emoluments of the directors of the Company on a named basis for the year ended December 31, 2021 are as follows:

| | Fee | Salaries, allowances and benefits in kind | Performance related bonuses | Contributions to retirement benefits scheme | Total |
|---|---|---|---|---|---|
| | RMB | RMB | RMB | RMB | RMB |
| **Executive Directors** | | | | | |
| Jingbo Wang (note (i)) | – | 1,700 | 11,692 | 97 | 13,489 |
| Zhe Yin (note (ii)) | – | 1,700 | 6,870 | 97 | 8,667 |
| Chia-Yue Chang (note (iii)) | – | 1,181 | 1,507 | 15 | 2,703 |
| **Non-Executive Director** | | | | | |
| Neil Nanpeng Shen | – | – | – | – | – |
| Boquan He | – | – | – | – | – |
| **Independent Non-Executive Directors** | | | | | |
| May Yihong Wu (note (iv)) | – | – | – | – | – |
| Tze-Kaing Yang (note (v)) | – | – | – | – | – |
| Jinbo Yao (note (vi)) | – | – | – | – | – |
| Zhiwu Chen (note (vii)) | – | – | – | – | – |
| | – | 4,581 | 20,069 | 209 | 24,859 |

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 23. Directors' Emoluments (Continued)

The emoluments of the directors of the Company on a named basis for the year ended December 31, 2022 are as follows:

| | Fee<br>RMB | Salaries,<br>allowances<br>and benefits<br>in kind<br>RMB | Performance<br>related<br>bonuses<br>RMB | Contributions<br>to retirement<br>benefits<br>scheme<br>RMB | Total<br>RMB |
|---|---|---|---|---|---|
| **Executive Directors** | | | | | |
| Jingbo Wang (note (i)) | – | 2,190 | 5,640 | 106 | 7,936 |
| Zhe Yin (note (ii)) | – | 2,179 | 1,880 | 106 | 4,165 |
| Chia-Yue Chang (note (iii)) | – | 1,229 | 135 | 15 | 1,379 |
| **Non-Executive Director** | | | | | |
| Neil Nanpeng Shen | – | – | – | – | – |
| Boquan He | – | – | – | – | – |
| **Independent Non-Executive Directors** | | | | | |
| May Yihong Wu (note (iv)) | – | – | – | – | – |
| Tze-Kaing Yang (note (v)) | – | – | – | – | – |
| Jinbo Yao (note (vi)) | – | – | – | – | – |
| Zhiwu Chen (note (vii)) | – | – | – | – | – |
| | – | 5,598 | 7,655 | 227 | 13,480 |

*Notes:*

i.   Jingbo Wang was granted with share options and restricted shares in respect of her service to the Group. During the year ended December 31, 2022, RMB0.9 million (2021: RMB1.1 million) was recognized as share-based compensation expenses in the consolidated statement of operations.

ii.  Zhe Yin was granted with share options and restricted shares in respect of his service to the Group. During the year ended December 31, 2022, RMB0.6 million (2021: RMB0.8 million) was recognized as share-based compensation expenses in the consolidated statement of operations.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

### 23. Directors' Emoluments (Continued)

iii. Chia-Yue Chang was granted with share options and restricted shares in respect of her service to the Group. During the year ended December 31, 2022, RMB0.4 million (2021: RMB0.8 million) was recognized as share-based compensation expenses in the consolidated statement of operations.

iv. May Yihong Wu was granted with restricted shares in respect of her service to the Group. During the year ended December 31, 2022, RMB1.6 million (2021: RMB1.6 million) was recognized as share-based compensation expenses in the consolidated statement of operations.

v. Tze-Kaing Yang was granted with restricted shares in respect of his service to the Group. During the year ended December 31, 2022, RMB2.0 million (2021: RMB1.6 million) was recognized as share-based compensation expenses in the consolidated statement of operations.

vi. Jinbo Yao was granted with restricted shares in respect of his service to the Group. During the year ended December 31, 2022, RMB1.6 million (2021: RMB1.5 million) was recognized as share-based compensation expenses in the consolidated statement of operations.

vii. Zhiwu Chen was granted with restricted shares in respect of his service to the Group. During the year ended December 31, 2022, RMB1.8 million (2021: RMB1.7 million) was recognized as share-based compensation expenses in the consolidated statement of operations.

The executive directors' emoluments shown above were paid for their services in connection with the management of the affairs of the Company and the Group.

The non-executive directors didn't receive any emoluments from the Company.

The independent non-executive directors' emoluments shown above were for their services as directors of the Company.

There was no arrangement under which a director waived or agreed to waive any remuneration during both years.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 24. Five Highest Paid Employees

The five highest paid employees of the Group during the year included one director (2021: two directors), details of whose remuneration are set out in Note 23 above. Details of the remuneration for the year of the remaining four (2021: three) highest paid employees who are not the directors of the Company are as follows:

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2021 | 2022 |
| | RMB | RMB |
| Salaries, allowances and benefits in kind | 6,091 | 9,643 |
| Performance related bonuses | 19,281 | 14,496 |
| Contributions to retirement benefits scheme | 490 | 651 |
| Subtotal of paid salaries, bonuses and other benefits | 25,862 | 24,790 |
| Share-based compensation | 6,000 | 13,781 |
| | 31,862 | 38,571 |

During the year ended December 31, 2021 and 2022, certain non-director highest paid employees were granted share options and/or restricted shares in respect of their services to the Group under the share incentive plans of the Company. Details are set out in Note 15 to the consolidated financial statements. The share-based compensation in respect of the individuals were based on the expenses recognized in the Group's consolidated statements of operations during the years ended December 31, 2021 and 2022, which did not represent the actual fair value of the share options received upon exercise and the restricted shares vested in the corresponding periods. During the year ended December 31, 2022, among the total share-based compensation, RMB11,599 (2021: RMB4,745) of such expenses were related to non-vested share options and restricted shares.

The number of the highest paid employees who are not the directors of the Company whose remuneration fell within the following bands is as follows, and for those non-director employees whose share-based compensation from non-vested share options and restricted shares are more than 10% of their total remuneration were described in notes as well:

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2021 | 2022 |
| | No. of employees | No. of employees |
| HK$16,500,001 to HK$17,000,000 | 1 | – |
| HK$13,000,001 to HK$13,500,000 (Note (i)) | – | 1 |
| HK$12,500,001 to HK$13,000,000 | – | 1 |
| HK$12,000,001 to HK$12,500,000 | 1 | – |
| HK$10,000,001 to HK$10,500,000 (Note (ii)) | 1 | 1 |
| HK$7,000,001 to HK$7,500,000 | – | 1 |
| | 3 | 4 |

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 24. Five Highest Paid Employees (Continued)

i.  Includes one non-director employee who was granted with share options in respect of his/her service to the Group. During the year ended December 31, 2022, 66.0% of presented remuneration above was related to non-vested share options, which was included herein only due to accounting recognition of share-based compensation expenses in the consolidated statement of operations, which did not represent the actual fair value of the share options received upon exercise in the corresponding period.

ii. Includes one non-director employee who was granted with restricted shares in respect of his/her service to the Group. During the year ended December 31, 2022, 38.6% of presented remuneration above (2021: 56.7%) was related to non-vested share options, which was included herein only due to accounting recognition of share-based compensation expenses in the consolidated statement of operations, which did not represent the actual fair value of the share options received upon exercise in the corresponding period.

## 25. Reconciliation Between U.S. Gaap and International Financial Reporting Standards

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("**IFRS**"). The effects of material differences between the consolidated financial statements of the Group prepared under U.S. GAAP and IFRS are as follow:

### Reconciliation of Consolidated Statements of Operations

| | For the year ended December 31, 2021 | | | | |
| | | IFRS adjustments | | | |
| Consolidated Statements of Operations (Extract) | Amounts as reported under U.S. GAAP RMB | Long-term investments (Note (ii)) RMB | Share-based compensation (Note (iii)) RMB | Deferred Income Tax arising from asset acquisition (Note (iv)) RMB | Amounts as reported under IFRS RMB |
|---|---|---|---|---|---|
| Selling expenses | (437,131) | – | 3,678 | – | (433,453) |
| General and administrative expenses | (383,321) | – | (10,375) | – | (393,696) |
| Other operating expenses, net | (107,844) | – | 3,907 | 4,336 | (99,601) |
| **Total operating cost and expenses** | (3,094,196) | – | (2,790) | 4,336 | (3,092,650) |
| Investment income | 65,426 | 77,302 | – | – | 142,728 |
| **Income before taxes and income from equity in affiliates** | 1,298,042 | 77,302 | (2,790) | 4,336 | 1,376,890 |
| Income tax expense | (293,940) | – | – | (4,336) | (298,276) |
| **Net income** | 1,306,081 | 77,302 | (2,790) | – | 1,380,593 |
| **Net income attributable to Noah Holdings Private Wealth and Asset Management Limited shareholders** | 1,314,131 | 77,302 | (2,790) | – | 1,388,643 |

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 25. Reconciliation Between U.S. Gaap and International Financial Reporting Standards (Continued)

Reconciliation of Consolidated Statements of Operations (Continued)

| | | For the year ended December 31, 2022 | | | |
| | | IFRS adjustments | | | |
| Consolidated Statements of Operations (Extract) | Amounts as reported under U.S. GAAP | Long-term investments (Note (ii)) | Share-based compensation (Note (iii)) | Deferred Income Tax arising from asset acquisition (Note (iv)) | Amounts as reported under IFRS |
| | RMB | RMB | RMB | RMB | RMB |
|---|---|---|---|---|---|
| Selling expenses | (349,014) | – | (1,203) | – | (350,217) |
| General and administrative expenses | (235,319) | – | (11,219) | – | (246,538) |
| Other operating expenses, net | (115,653) | – | 1,108 | 6,504 | (108,041) |
| **Total operating cost and expenses** | **(2,011,923)** | **–** | **(11,314)** | **6,504** | **(2,016,733)** |
| **Investment income** | **85,554** | **(131,629)** | **–** | **–** | **(46,075)** |
| **Income before taxes and income from equity in affiliates** | **1,149,549** | **(131,629)** | **(11,314)** | **6,504** | **1,013,110** |
| Income tax expense | (267,108) | – | – | (6,504) | (273,612) |
| **Net income** | **971,589** | **(131,629)** | **(11,314)** | **–** | **828,646** |
| **Net income attributable to Noah Holdings Private Wealth and Asset Management Limited shareholders** | **976,571** | **(131,629)** | **(11,314)** | **–** | **833,628** |

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 25. Reconciliation Between U.S. Gaap and International Financial Reporting Standards (Continued)

### Reconciliation of Consolidated Balance Sheets

| | As of December 31, 2021 | | | | | |
|---|---|---|---|---|---|---|
| | | IFRS adjustments | | | | |
| Consolidated Balance Sheets (Extract) | Amounts as reported under U.S. GAAP RMB | Cash and cash equivalents (Note (i)) RMB | Long-term investments (Note (ii)) RMB | Share-based compensation (Note (iii)) RMB | Deferred Income Tax arising from asset acquisition (Note (iv)) RMB | Amounts as reported under IFRS RMB |
| **Assets** | | | | | | |
| Cash and cash equivalents | 3,404,603 | (1,771,995) | – | – | – | 1,632,608 |
| Short-term investments | 92,803 | 1,771,995 | – | – | – | 1,864,798 |
| Long-term investments | 668,572 | – | 131,629 | – | – | 800,201 |
| Property and equipment, net | 2,580,935 | – | – | – | (189,690) | 2,391,245 |
| **Total Assets** | 10,889,789 | – | 131,629 | – | (189,690) | 10,831,728 |
| Deferred tax liabilities | 234,134 | – | – | – | (189,690) | 44,444 |
| **Total Liabilities** | 2,748,148 | – | – | – | (189,690) | 2,558,458 |
| **Shareholders' equity:** | | | | | | |
| Additional paid-in capital | 3,534,741 | – | – | 2,790 | – | 3,537,531 |
| Retained earnings | 5,187,323 | – | 131,629 | (2,790) | – | 5,316,162 |
| **Total Shareholders' Equity** | 8,141,641 | – | 131,629 | – | – | 8,273,270 |

Notes to the Consolidated Financial Statements
(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 25. Reconciliation Between U.S. Gaap and International Financial Reporting Standards (Continued)

### Reconciliation of Consolidated Balance Sheets (Continued)

| | As of December 31, 2022 | | | | | |
|---|---|---|---|---|---|---|
| | | IFRS adjustments | | | | |
| Consolidated Balance Sheets (Extract) | Amounts as reported under U.S. GAAP RMB | Cash and cash equivalents (Note (i)) RMB | Long-term investments (Note (ii)) RMB | Share-based compensation (Note (iii)) RMB | Deferred Income Tax arising from asset acquisition (Note (iv)) RMB | Amounts as reported under IFRS RMB |
| **Assets** | | | | | | |
| Cash and cash equivalents | 4,403,915 | (1,513,113) | – | – | – | 2,890,802 |
| Short-term investments | 315,979 | 1,513,113 | – | – | – | 1,829,092 |
| Long-term investments | 774,095 | – | – | – | – | 774,095 |
| Property and equipment, net | 2,486,317 | – | – | – | (183,186) | 2,303,131 |
| **Total Assets** | 11,798,135 | – | – | – | (183,186) | 11,614,949 |
| Deferred tax liabilities | 229,768 | – | – | – | (183,186) | 46,582 |
| **Total Liabilities** | 2,277,660 | – | – | – | (183,186) | 2,094,474 |
| **Shareholders' equity:** | | | | | | |
| Additional paid-in capital | 3,803,183 | – | – | 11,314 | – | 3,814,497 |
| Retained earnings | 5,604,954 | – | – | (11,314) | – | 5,593,640 |
| **Total Shareholders' Equity** | 9,500,475 | – | – | – | – | 9,500,475 |

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 25. Reconciliation Between U.S. Gaap and International Financial Reporting Standards (Continued)

Notes:

(i) Cash and cash equivalents

Under U.S. GAAP, cash equivalents are short-term, highly liquid investments that have both of the following characteristics: (1) readily convertible to known amounts of cash and (2) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. The Group's cash and cash equivalents consist of cash on hand, demand deposits, fixed term deposits and money market funds, which are unrestricted as to withdrawal and use, and have original maturities of three months or less when purchased, presenting insignificant risk of changes in value.

Under IFRS, cash equivalents are defined as short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Although the definition of cash equivalents is similar under IFRS and U.S. GAAP, money market funds are generally excluded from cash equivalents because the redemption price for the money market funds may be subject to variability and therefore remain unknown at the time the Company make initial investments, as noted by IFRS Interpretations Committee. Therefore, the amounts deposits in money market funds are recorded as short-term investments under IFRS. The reclassification doesn't result in difference in total assets.

(ii) Long-term investments

For equity securities, under U.S. GAAP, the investment without readily determinable fair values could be measured by applying an accounting policy choice. The Group elects the measurement alternative to record these equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under IFRS, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Fair value changes of these long-term equity investments were recognized in the profit or loss.

As disclosed in Note 2(i), in 2022, the Company elected to measure majority of its investments at fair value (as appose to under the model of cost less impairment) under U.S. GAAP, which resulted in the fair value measure impact being recorded in the consolidated statement of operations for the year ended December 31, 2022. Accordingly, the reconciliation includes an investment income (loss) recognition difference in the consolidated statements of operations of RMB77,302 and RMB(131,629) for the years ended December 31, 2021 and 2022, respectively. In addition, an accumulative influence in retained earnings of RMB54,327 and RMB131,629 as of January 1, 2021 and January 1, 2022, respectively, is also included. No material difference remains in the balance sheet as of December 31, 2022.

(iii) Share-based compensation

The Group granted restricted shares and options with service condition only to employees. Under U.S. GAAP, and the share-based compensation expenses were recognized over the vesting period using straight-line method. Under IFRS, share-based compensation with graded vesting feature is recognized based on each tranche, which results in an accelerated expense recognition.

Accordingly, the reconciliation includes an expense recognition difference in the consolidated statements of operations of RMB2,790 and RMB11,314 for the years ended December 31, 2021 and 2022, respectively.

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 25. Reconciliation Between U.S. Gaap and International Financial Reporting Standards (Continued)

Notes: (Continued)

(iv)    Deferred income tax arising from asset acquisition

If the acquisition of an entity is accounted for as an asset acquisition, under U.S. GAAP, the Company is required to recognize a deferred tax liability when the amount paid exceeds the tax basis of the assets acquired on the acquisition date. As disclosed in Note 8, the Group purchased new office premises in 2021 which was accounted for as asset acquisition. For the difference between tax bases and cost bases of buildings, a deferred tax liability of RMB196.2 million was recorded with a corresponding increase in the book value of the building recorded in the property and equipment, net. The deferred tax liability was amortized through the remaining useful live of the buildings acquired alongside the future depreciation.

However, under IFRS, deferred tax liability is not recognized for taxable temporary differences if the acquisition is not a business acquisition.

Accordingly, the reconciliation includes the derecognition of the deferred tax liabilities and related property and equipment, net, and the corresponding reversal of related amortization (i.e., a decrease in depreciation expenses recorded in other operating expense, and an increase in income tax expense with equivalent amounts). Such adjustments has no impact on net income or shareholders' equity.

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 26. Additional Financial Information of Parent Company

The additional financial information of parent company has been provided pursuant to the requirements of Rules 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets was more than 25% of the Company's consolidated net assets as of December 31, 2022.

The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in subsidiaries and VIEs. Such investments in subsidiaries and VIEs are presented on the balance sheets as investments in subsidiaries and VIEs and the profit of the subsidiaries and VIEs is presented as income from equity in subsidiaries and VIEs on the statement of operations.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosure certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

As of December 31, 2020, 2021 and 2022, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been separately disclosed in the consolidated financial statements.

### Condensed Balance Sheets

| | As of December 31, | | |
|---|---|---|---|
| | 2021 | **2022** | **2022** |
| | RMB | **RMB** | **US$** |
| **Assets** | | | |
| Current assets | | | |
| Cash and cash equivalents | 224,145 | **349,845** | **50,723** |
| Amounts due from related parties | 760 | **823** | **119** |
| **Total current assets** | 224,905 | **350,668** | **50,842** |
| Investments in subsidiaries and VIEs | 8,538,829 | **9,636,776** | **1,397,199** |
| Investments in affiliates | 301,509 | **361,831** | **52,461** |
| Other non-current assets | 637 | **724** | **105** |
| **Total assets** | 9,065,880 | **10,349,999** | **1,500,607** |

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 26. Additional Financial Information Of Parent Company (Continued)

### Condensed Balance Sheets (Continued)

| | As of December 31, | | |
|---|---|---|---|
| | 2021 | 2022 | 2022 |
| | RMB | RMB | US$ |
| **Liabilities and Equity** | | | |
| Current liabilities | | | |
|   Contingent liabilities | 433,345 | 469,018 | 68,001 |
|   Amounts due to subsidiaries and VIEs | 575,428 | 467,178 | 67,734 |
|   Other current liabilities | 16,332 | 8,107 | 1,175 |
| **Total liabilities** | 1,025,105 | 944,303 | 136,910 |
| **Shareholder's equity** | | | |
| Ordinary shares (US$0.0005 par value): | | | |
|   91,394,900 Class A ordinary shares authorized, 22,683,970 shares issued and 21,764,455 shares outstanding as of December 31, 2021 and 100,000,000 ordinary shares authorized, 31,945,575 shares issued and 31,301,932 shares outstanding as of December 31, 2022 | 76 | 105 | 15 |
|   8,605,100 shares and nil Class B ordinary shares authorized, 8,315,000 and nil shares issued and outstanding as of December 31, 2021 and 2022, respectively | 28 | – | – |
| Treasury stock: 919,515 and nil ordinary shares as of December 31, 2021 and 2022 respectively | (541,379) | – | – |
| Additional paid-in capital | 3,534,741 | 3,803,183 | 551,410 |
| Retained earnings | 5,187,323 | 5,604,954 | 812,642 |
| Accumulated other comprehensive loss | (140,014) | (2,546) | (370) |
| **Total shareholders' equity** | 8,040,775 | 9,405,696 | 1,363,697 |
| **Total liabilities and shareholders' equity** | 9,065,880 | 10,349,999 | 1,500,607 |

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 26. Additional Financial Information of Parent Company (Continued)

### Condensed Statements of Operations

| | Year ended December 31, | | | |
|---|---|---|---|---|
| | 2020 | 2021 | **2022** | **2022** |
| | RMB | RMB | **RMB** | **US$** |
| **Net revenues** | – | – | **–** | **–** |
| Operating cost and expenses | | | | |
| Selling expenses | 356 | 285 | **2,838** | **411** |
| General and administrative expenses | 5,588 | 41,955 | **16,948** | **2,457** |
| Other operating expenses | – | – | **12,516** | **1,815** |
| **Total operating cost and expenses** | 5,944 | 42,240 | **32,302** | **4,683** |
| **Loss from operations** | (5,944) | (42,240) | **(32,302)** | **(4,683)** |
| Other income (expenses): | | | | |
| Interest income | 20,545 | 2,266 | **4,250** | **616** |
| Settlement expenses | (1,828,907) | (19,908) | **–** | **–** |
| Other income (expenses) | 14,713 | (4,211) | **11,083** | **1,607** |
| **Total other (expenses) income** | (1,793,649) | (21,853) | **15,333** | **2,223** |
| **Loss before taxes and income from equity in affiliates, subsidiaries and VIEs** | (1,799,593) | (64,093) | **(16,969)** | **(2,460)** |
| Income tax expenses | (3,058) | – | **–** | **–** |
| Income from equity in affiliates | 78,768 | 68,388 | **51,459** | **7,461** |
| Income from equity in subsidiaries and VIEs | 978,658 | 1,309,836 | **942,081** | **136,586** |
| **Net (loss) income attributable to Noah Holdings Private Wealth and Asset Management Limited shareholders** | (745,225) | 1,314,131 | **976,571** | **141,587** |

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 26. Additional Financial Information of Parent Company (Continued)

Condensed Statements of Comprehensive (Loss) Income

|  | Year Ended December 31, | | | |
|---|---|---|---|---|
|  | 2020 | 2021 | **2022** | **2022** |
|  | RMB | RMB | **RMB** | **US$** |
| Net (loss) income | (745,225) | 1,314,131 | **976,571** | **141,587** |
| Other comprehensive (loss) income, net of tax |  |  |  |  |
| Foreign currency translation adjustments | (176,934) | (60,900) | **137,468** | **19,932** |
| Fair value fluctuation of available-for-sale investment, net of tax of nil | 771 | – | **–** | **–** |
| Total other comprehensive (loss) income, net of tax | (176,163) | (60,900) | **137,468** | **19,932** |
| **Comprehensive (loss) income attributable to Noah Holdings Private Wealth and Asset Management Limited shareholders** | (921,388) | 1,253,231 | **1,114,039** | **161,519** |

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 26. Additional Financial Information of Parent Company (Continued)

### Condensed Statements of Cash Flows

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2020 | 2021 | **2022** | **2022** |
| | RMB | RMB | **RMB** | **US$** |
| **Cash flows from operating activities:** | | | | |
| Net (loss) income attributable to Noah Holding Limited shareholders | (745,225) | 1,314,131 | **976,571** | **141,587** |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | | |
| Income from equity in subsidiaries and VIEs, net of dividends | (978,658) | (1,309,836) | **(942,081)** | **(136,586)** |
| Income from equity in affiliates, net of dividends | (58,913) | (28,606) | **(41,385)** | **(6,000)** |
| Share-based settlement expenses | 1,290,811 | 19,908 | **–** | **–** |
| Changes in operating assets and liabilities: | | | | |
| Amounts due from subsidiaries and VIEs | 356,685 | – | **–** | **–** |
| Amounts due from related parties | (94) | 18 | **(63)** | **(9)** |
| Amounts due to subsidiaries and VIEs | 56,937 | 28,584 | **52,262** | **7,577** |
| Other current assets | (31,417) | 40,772 | **–** | **–** |
| Deferred tax assets | 1,226 | – | **–** | **–** |
| Contingent liabilities | 530,433 | (11,398) | **–** | **–** |
| Other current liabilities | (10,249) | 11,828 | **(31,336)** | **(4,543)** |
| Other non-current liabilities | 908 | (2,276) | **–** | **–** |
| **Net cash provided by operating activities** | 412,444 | 63,125 | **13,968** | **2,026** |

# Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

## 26. Additional Financial Information Of Parent Company (Continued)

### Condensed Statements Of Cash Flows

| | Year Ended December 31, | | | |
| --- | --- | --- | --- | --- |
| | 2020 | 2021 | **2022** | **2022** |
| | RMB | RMB | **RMB** | **US$** |
| **Cash flows from investing activities:** | | | | |
| Increase in investments in subsidiaries and VIEs | (43,690) | (1,120,785) | **(17,492)** | **(2,536)** |
| Capital return from investments in affiliates | 101,114 | – | **–** | **–** |
| **Net cash provided by (used in) investing activities** | 57,424 | (1,120,785) | **(17,492)** | **(2,536)** |
| **Cash flows from financing activities:** | | | | |
| Proceeds from issuance of ordinary shares upon exercise of stock options | 33,372 | 11,114 | **1,493** | **216** |
| Proceeds from advances from subsidiaries | – | 537,604 | **287,876** | **41,738** |
| Repayment of advances from subsidiaries | – | (82,481) | **(448,387)** | **(65,010)** |
| Payment for repurchase of ordinary shares | (281,610) | (372,376) | **–** | **–** |
| Proceeds from offering, net of issuance cost | – | – | **247,015** | **35,814** |
| **Net cash (used in) provided by financing activities** | (248,238) | 93,861 | **87,997** | **12,758** |
| **Effect of exchange rate changes** | (111,190) | (171,897) | **41,227** | **5,977** |
| Net increase (decrease) in cash and cash equivalents | 110,440 | (1,135,696) | **125,700** | **18,225** |
| Cash and cash equivalents – beginning of year | 1,249,401 | 1,359,841 | **224,145** | **32,498** |
| Cash and cash equivalents – end of year | 1,359,841 | 224,145 | **349,845** | **50,723** |

| | |
|---|---|
| "2010 Share Incentive Plan" | the 2010 share incentive plan as amended and initially filed with the SEC on October 27, 2010 |
| "2017 Share Incentive Plan" | the 2017 share incentive plan adopted on December 29, 2017 and filed with the SEC on December 29, 2017 |
| "2022 Share Incentive Plan" | the 2022 share incentive plan adopted on the annual general meeting held on December 16, 2022 with effect from December 23, 2022 and filed with the SEC on December 23, 2022 |
| "ADS(s)" | American Depositary Shares (two ADSs representing one ordinary share) |
| "Articles" or "Articles of Association" | the memorandum of association and articles of association of the Company, as amended or supplemented from time to time |
| "Auditor" | Deloitte Touche Tohmatsu |
| "Audit Committee" | the audit committee of the Company |
| "AUM" | the amount of capital commitments made by investors to the funds we provide continuous management services without adjustment for any gain or loss from investment, for which we are entitled to receive recurring service fees or performance-based income, except for public securities investments. For pubic securities investments, "AUM" refers to the net asset value of the investments we manage, for which we are entitled to receive recurring service fees and performance-based income |
| "Board" | the board of Directors |
| "BVI" | British Virgin Islands |
| "China" or "PRC" | the People's Republic of China, excluding, for the purposes of this document only, Taiwan and the special administrative regions of Hong Kong and Macau, except where the context otherwise requires |
| "Class A ordinary shares" | Class A ordinary shares of the share capital of the Company with a par value of US$0.0005 each |
| "Class B ordinary shares" | Class B ordinary shares of the share capital of the Company with a par value of US$0.0005 each, which have been converted into Class A ordinary shares on the Listing Date |
| "Company" | Noah Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on June 29, 2007, carrying on business in Hong Kong as "Noah Holdings Private Wealth and Asset Management Limited (諾亞控股私人財富資產管理有限公司)" |
| "Companies Ordinance" | the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended or supplemented from time to time |

# Definitions and Acronym

"Compensation Committee"  the compensation committee of the Company

"Consolidated Affiliated Entities"  Noah Investment and its subsidiaries, all of which are controlled by our
or "VIEs"  Company through the Contractual Arrangements

"Contractual Arrangements"  variable interest entity structure and, where the context requires, the
agreements underlying the structure

"Corporate Governance Code"  the Corporate Governance Code set out in Appendix 14 of the Hong Kong
Listing Rules

"Corporate Governance and  the corporate governance and nominating committee of the Company
Nominating Committee"

"COVID-19"  coronavirus disease 2019, a disease caused by a novel virus designated as
severe acute respiratory syndrome coronavirus 2

"Director(s)"  the director(s) of our Company

"Foreign Investment Law"  the PRC Foreign Investment Law (《中華人民共和國外商投資法》),
promulgated by the National People's Congress of the PRC on March 15,
2019, which became effective on January 1, 2020

"GAAP"  generally accepted accounting principles

"Gopher" or "Gopher Asset  Gopher Asset Management Co., Ltd. (歌斐資產管理有限公司), a limited
Management"  liability company established under the laws of the PRC on February 9,
2012, and one of our Company's Consolidated Affiliated Entities, or, where
the context requires, with its subsidiaries collectively

"Group", "our Group", "the Group",  the Company, its subsidiaries and the Consolidated Affiliated Entities from
"Noah", "our", "us" or "we"  time to time

"HK$"  Hong Kong dollars, the lawful currency of Hong Kong

"HNW"  high net worth

"HNW clients" or "HNW investors"  clients/investors with investable financial assets of no less than RMB6
million

"Hong Kong"  the Hong Kong Special Administrative Region of the PRC

"Hong Kong Listing Rules"  the Rules Governing the Listing of Securities on The Stock Exchange of
Hong Kong Limited

"Hong Kong Stock Exchange" or  The Stock Exchange of Hong Kong Limited
"HKEX"

| "IFRS" | International Financial Reporting Standards, as issued by the International Accounting Standards Board |
|---|---|
| "Listing Date" | July 13, 2022 |
| "Main Board" | the stock exchange (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange |
| "Model Code" | the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Hong Kong Listing Rules |
| "Noah Group" | Shanghai Noah Investment (Group) Co., Ltd. (上海諾亞投資(集團)有限公司), a limited liability company established under the laws of the PRC on August 24, 2007 |
| "Noah Investment" | Shanghai Noah Investment Management Co., Ltd. (上海諾亞投資管理有限公司), a limited liability company established under the laws of the PRC on August 26, 2005, and one of the Consolidated Affiliated Entities |
| "Noah Upright" | Noah Upright Fund Distribution Co., Ltd. (諾亞正行基金銷售有限公司), a limited liability company established under the laws of the PRC on November 18, 2003 |
| "NYSE" | New York Stock Exchange |
| "Primary Conversion Date" | December 23, 2022, on which the voluntary conversion of the Company to dual primary listing on the Main Board of The Stock Exchange of Hong Kong Limited became effective |
| "Prospectus" | the Company's prospectus published on June 30, 2022 in connection to its secondary listing on the Hong Kong Stock Exchange |
| "Registered Shareholders" | the registered shareholders of Noah Investment, namely Ms. Jingbo Wang, Mr. Zhe Yin, Mr. Boquan He, Ms. Xinjun Zhang, Ms. Yan Wei and Ms. Qianghua Yan |
| "Reporting Period" | the year ended December 31, 2022 |
| "RMB" or "Renminbi" | Renminbi yuan, the lawful currency of China |
| "SAMR" | State Administration for Market Regulation of the PRC (中華人民共和國國家市場監督管理總局), including local branches, when applicable |

# Definitions and Acronym

| | |
|---|---|
| "scheme mandate limit" | has the meaning ascribed thereto in Chapter 17 of the Hong Kong Listing Rules |
| "SEC" | the United States Securities and Exchange Commission |
| "service provider sublimit" | has the meaning ascribed thereto in Chapter 17 of the Hong Kong Listing Rules |
| "SFO" | the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time |
| "Share(s)" | ordinary shares in the share capital of the Company, and upon the revised Articles of Association becoming effective, any share in the capital of the Company |
| "Shanghai Gopher" | Shanghai Gopher Asset Management Co., Ltd. (上海歌斐資產管理有限公司), a limited liability company established in the PRC on December 14, 2012, and one of the Consolidated Affiliated Entities and Significant Subsidiaries |
| "Shareholder(s)" | the holder(s) of the Share(s), and where the context requires, ADSs |
| "subsidiary" or "subsidiaries" | has the meaning ascribed thereto in section 15 of the Companies Ordinance |
| "transaction value" | the aggregate value of the investment products we distribute during a given period |
| "U.S." or "United States" | the United States of America, its territories, its possessions and all areas subject to its jurisdiction |
| "U.S. dollars" or "US$" | United States dollars, the lawful currency of the United States |
| "U.S. GAAP" | accounting principles generally accepted in the United States of America |
| "%" | per cent |